Report to Shareholders for the First Quarter, 2012

www.cibc.com     March 8, 2012

Report of the President and Chief Executive Officer

Overview of results

CIBC reported today net income of $835 million for the first quarter ended January 31, 2012, compared with net income of $763 million for the same period last year. Reported diluted earnings per share (EPS) were $1.93, compared with reported diluted EPS of $1.80 a year ago. Adjusted diluted EPS were $1.97(1), compared with adjusted diluted EPS of $2.04(1) a year ago. Return on common shareholders’ equity for the first quarter was 22.4%.

Results for the first quarter of 2012 were affected by the following items of note netting to a negative impact of $0.04 per share:

•	$37 million ($35 million after-tax, or $0.09 per share) gain relating to an equity-accounted investment in our Wealth Management strategic business unit;

•	$35 million ($26 million after-tax, or $0.06 per share) loss from the structured credit run-off business;

•	$18 million ($0.05 per share) premium paid on preferred share redemptions; and

•	$9 million ($7 million after-tax, or $0.02 per share) on amortization of intangible assets.

Reported net income of $835 million for the first quarter compared with reported net income of $757 million for the prior quarter. Reported diluted EPS and adjusted diluted EPS of $1.93 and $1.97(1), respectively, for the first quarter compared with reported diluted EPS and adjusted diluted EPS of $1.79 and $1.78(1), respectively, for the prior quarter.

CIBC’s Tier 1 and Tangible Common Equity ratios at January 31, 2012 were 14.3% and 10.8(1), respectively, compared to 14.7% and 11.4(1), respectively, at October 31, 2011. Based on our current understanding of the revised capital requirements, we expect to exceed the minimum requirements as proposed by the Basel Committee on Banking Supervision, while continuing to invest for future growth. The Office of the Superintendent of Financial Institutions has confirmed that it intends to incorporate the Basel III revisions into its guidelines for capital adequacy in Canada, and will issue its own domestic Basel III guidance during 2012.

The first quarter reflected broad-based performance across our core businesses in Retail and Business Banking, Wealth Management and Wholesale Banking. Our financial results reflect our first principle and strategic imperative which is to be a lower risk bank targeting value creation for our shareholders by delivering consistent, sustainable earnings over the long term.

Core business performance

Retail and Business Banking reported net income of $567 million for the first quarter, up from $540 million for the same quarter last year.

Revenue of $2.0 billion was up 1% from the first quarter of 2011, primarily due to volume growth in both personal banking and business banking, and higher treasury allocations, partly offset by narrower spreads.

Provision for credit losses of $281 million was up from $272 million in the same quarter last year due to the expected higher write-offs in the MasterCard portfolio, partially offset by lower write-offs in the other cards portfolio and lower provisions in commercial banking.

The strategic focus across Retail and Business Banking is to accelerate profitable revenue growth and enhance the client experience by shifting to a client focus. A priority which is fundamental to achieving this shift is the development of deeper client relationships.

The benefits of deeper client relationships are lower rates of attrition and higher client satisfaction, resulting in higher net interest margins (NIMs), and the ability to derive more revenue from our existing base of clients while more fully engaging both sides of our balance sheet.

Consistent with this strategic focus, we have been increasing emphasis on our branch and related CIBC branded channels and de-emphasizing our non–branded channels.

Aligned with this, we are announcing this morning our decision to explore options, including a potential sale, of our broker mortgage brand, called FirstLine, where clients are sold single products and where margins are generally lower relative to our CIBC branded channels.

We do not expect this process will be a lengthy one. Once this process is complete, we plan to increase renewals into our CIBC brand from the FirstLine platform over time. Benefits of this will include higher NIMs and deeper relationships as these clients enter into CIBC branded channels.

We believe the time is right for us to make this move. Over the past number of years, we have invested in our branch-based mortgage business, including a substantial build of our mortgage advisors. The results of these investments are paying off as evidenced by our growth rates over the past year. CIBC branded mortgages have grown at a rate of 10% over the past year compared to the industry average of 7%.

During the first quarter of 2012, our retail business continued to make progress against our strategy to continually strengthen our focus as a client-centric organization, by building deeper relationships with our clients, improving our sales and service capabilities and acquiring and retaining clients who seek deeper and more rewarding relationships:

•

We continued to lead in mobile innovations, launching a new mobile version of CIBC.com that optimizes the user experience on any mobile device, making it easier for our clients to get information and advice on the go;

•

We enhanced our market-leading advice offering with the CIBC Advice Centre. The new online tool brings our advice capabilities together into a comprehensive resource centre to provide Canadians with important financial advice throughout different life stages; and

•

As part of our commitment to building the CIBC brand, we launched a new marketing campaign to highlight our market-leading Imperial Service offer, and continued our brand campaign with new ads that focus on the importance of a strong financial foundation to help Canadians achieve their financial goals at any stage of life.

Wealth Management reported net income of $100 million for the first quarter, up from $66 million for the same quarter last year.

Revenue of $435 million was up 5% from the first quarter of 2011, primarily due to higher asset management revenue including the item of note discussed above, partially offset by lower commissions from equity trading and new issues activity.

During the first quarter of 2012, our wealth management business continued to make progress against its objective to be a leader in wealth management solutions in markets where we offer advice and to be a leading global asset manager by delivering exceptional value for our clients, our employees, our shareholders and our communities:

•

CIBC Asset Management Inc. added American Century Investments (ACI) as sub-advisor to CIBC Mutual Funds and the Imperial U.S. Equity Pool, leveraging our equity stake in ACI and the strength of the firm’s proven investment management expertise to further enhance the quality of our client offering; and

•

CIBC Global Asset Management Inc. expanded its institutional offering with new and enhanced pools that span Canadian, U.S. and global equities, as well as Canadian fixed income to provide a range of investment management solutions to meet the evolving needs of our clients.

Wholesale Banking reported net income of $133 million for the first quarter, up from $122 million for the prior quarter.

Revenue of $438 million was down from $505 million in the prior quarter, primarily driven by lower corporate and investment banking revenue including the item of note discussed above, partially offset by higher revenue from fixed income and debt new issue activity, as well as lower losses from the structured credit run-off business.

Wholesale Banking had several notable achievements during the first quarter that supported its objective to be the premier client-focused wholesale bank centred in Canada:

•	Joint lead and lead coordinator (“Lead of Leads”) on Canada Housing Trust’s $5.5 billion 5-year bond offering;

•	Co-lead arranger for Suncor Energy’s $5.0 billion corporate revolving facility;

•	Exclusive financial advisor to Rogers Communications Inc., on its joint acquisition of the Ontario Teachers’ Pension Plan’s 79.5% stake in Maple Leaf Sports & Entertainment for $1.3 billion;

•	Joint bookrunner on Ford Credit Canada Limited’s $450 million bond offering; and

•	Joint bookrunner on a $263 million common share financing for Vermillion Energy Inc.

Structured credit run-off progress

While delivering a strong quarter of results in our core businesses, we continued to reduce exposures in our structured credit run-off business, completing transactions that in aggregate reduced the notional amount of underlying positions by approximately $2.8 billion (US$2.8 billion) with a minimal impact on earnings.

While we have taken steps to reduce our exposure, further significant losses could result, depending on the performance of both the underlying assets and the financial guarantors.

2	CIBC First Quarter 2012

CIBC delivered another solid performance during the first quarter. The investments we are making in our retail and business banking, wealth management and wholesale banking businesses are furthering our strength in Canada and positioning us well for the future.

CIBC in our communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter:

•	CIBC’s 2011 United Way campaign raised a record $8.5 million across Canada which includes a record contribution of $5.3 million raised through the generosity of CIBC employees and retirees;

•

On December 7, 2011, CIBC’s Wholesale Banking employees and participating CIBC Wood Gundy advisors once again donated their fees and commissions to help kids in need, raising a record of more than $4.1 million for CIBC Miracle Day—the largest amount in its 27-year history. Since inception, CIBC Miracle Day has raised over $64 million for children’s charities across Canada and $214 million globally;

•

CIBC employees raised nearly $700,000 in support of Prostate Cancer Canada through the 2011 Movember campaign. CIBC was named the top fundraising team in the world and the top Canadian fundraising team for the fourth consecutive year; and

•

As part of our ongoing commitment to support and celebrate programs that embrace and enrich Canadian cultural diversity, CIBC was the proud presenting sponsor of CIBC LunarFest – Canada’s premier festival of contemporary expression in Asian arts and culture – and of world renowned classical pianist Lang Lang’s performances with the Toronto Symphony Orchestra and Vancouver Symphony Orchestra.

Gerald T. McCaughey

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC First Quarter 2012	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the quarter ended January 31, 2012, compared with prior quarters. The MD&A should be read in conjunction with our 2011 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of March 7, 2012. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 230 to 234 of our 2011 Annual Report.

External Reporting Changes

Adoption of IFRS

We adopted IFRS commencing November 1, 2011 as a replacement of prior Canadian generally accepted accounting principles (Canadian GAAP). The interim consolidated financial statements for the period ended January 31, 2012 reflect our first set of financial statements prepared under IFRS and include corresponding comparative financial information for 2011. The details on the impact of transition to IFRS are provided in Note 12 to our interim consolidated financial statements.

Contents

5	First quarter financial highlights
6	Overview
6	Financial results
7	Significant event
7	Outlook for calendar year 2012
8	Review of quarterly financial information
9	Non-GAAP measures
10	Strategic business units overview
11	Retail and Business Banking
12	Wealth Management
13	Wholesale Banking
17	Corporate and Other
18	Financial condition
18	Review of condensed consolidated balance sheet
19	Capital resources
20	Off-balance sheet arrangements
22	Management of risk
22	Risk overview
22	Credit risk
26	Market risk
29	Liquidity risk
29	Other risks
30	Accounting and control matters
30	Critical accounting policies and estimates
36	Transition to International Financial Reporting Standards
36	Future accounting policy changes
36	Controls and procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Overview of results”, “Structured credit run-off progress”, “Overview – Income Taxes”, “Overview – Significant Event”, “Overview – Outlook for calendar year 2012”, “Wholesale Banking—Structured credit run-off business”, “Capital Resources”, and “Accounting and Control Matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2012” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

4	CIBC First Quarter 2012

FIRST QUARTER FINANCIAL HIGHLIGHTS

Unaudited, as at or for the three months ended		2012 Jan. 31	2011 Oct. 31	2011 Jan. 31

Financial results ($ millions)
Net interest income		$1,842	$1,776	$1,770
Non-interest income		1,315	1,419	1,324

Total revenue		3,157	3,195	3,094
Provision for credit losses		338	306	283
Non-interest expenses		1,791	1,920	1,805

Income before taxes		1,028	969	1,006
Income taxes		193	212	243

Net income		$835	$757	$763

Net income attributable to non-controlling interests		$3	$3	$3

Preferred shareholders		56	38	42
Common shareholders		776	716	718

Net income attributable to equity shareholders		$832	$754	$760

Financial measures
Reported efficiency ratio		56.7%	60.1%	58.3%
Adjusted efficiency ratio (1)		55.3%	58.7%	54.9%
Loan loss ratio (2)		0.54%	0.53%	0.49%
Return on common shareholders’ equity		22.4%	22.6%	24.4%
Net interest margin		1.85%	1.77%	1.84%
Net interest margin on average interest-earning assets (3)		2.16%	2.05%	2.09%
Return on average assets (4)		0.84%	0.75%	0.79%
Return on average interest-earning assets (3)(4)		0.98%	0.87%	0.90%
Total shareholder return		2.78%	4.19%	(1.40)%

Common share information
Per share ($)	— basic earnings	$1.94	$1.80	$1.82
	— reported diluted earnings	1.93	1.79	1.80
	— adjusted diluted earnings (1)	1.97	1.78	2.04
	— dividends	0.90	0.90	0.87
	— book value	34.31	32.88	29.94
Share price ($)	— high	78.00	76.50	81.05
	— low	68.43	67.84	75.12
	— closing	76.25	75.10	76.27
Shares outstanding (thousands)	— weighted-average basic	401,099	399,105	393,193
	— weighted-average diluted	401,613	401,972	406,446
	— end of period	402,728	400,534	394,848
Market capitalization ($ millions)		$30,708	$30,080	$30,115

Value measures
Dividend yield (based on closing share price)		4.7%	4.8%	4.5%
Dividend payout ratio		46.5%	50.1%	47.7%
Market value to book value ratio		2.22	2.28	2.55

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$71,065	$65,437	$79,135
Loans and acceptances, net of allowance		250,719	248,409	238,372
Total assets		391,449	383,758	391,451
Deposits		243,169	237,912	245,665
Secured borrowings		52,968	51,308	46,244
Common shareholders’ equity		13,817	13,171	11,823
Average assets		396,122	398,386	381,897
Average interest-earning assets (3)		339,567	343,076	336,053
Average common shareholders’ equity		13,826	12,599	11,667
Assets under administration (5)		1,364,509	1,317,799	1,289,598

Balance sheet quality measures
Risk-weighted assets ($ billions) (6)		$111.5	$110.0	$107.0
Tangible common equity ratio (1)(6)		10.8%	11.4%	10.2%
Tier 1 capital ratio (6)		14.3%	14.7%	14.3%
Total capital ratio (6)		18.1%	18.4%	18.4%

Other information
Retail / wholesale ratio (1)(7)		78% / 22%	77% / 23%	75% / 25%
Full-time equivalent employees		42,181	42,239	42,078

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Ratio of provision for credit losses (excluding the amount related to the collective allowance on all credit cards; personal and scored small business loans that are less than 30 days delinquent; mortgages that are less then 90 days delinquent; and all unimpaired business and government loans) to total loans and acceptances, net of allowance for credit losses.
(3)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans.
(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)	Includes the full contract amount of assets under administration or custody of CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(6)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(7)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

CIBC First Quarter 2012	5

OVERVIEW

Financial results

Reported net income for the quarter was $835 million, compared to $763 million for the same quarter last year and $757 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $1.93, compared to $1.80 for the same quarter last year and $1.79 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $1.97, compared to $2.04 for the same quarter last year and $1.78 for the prior quarter.

Adjusted diluted EPS(1) for the current quarter was affected by the following items of note:

•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment in our Wealth Management strategic business unit;

•	$35 million ($26 million after-tax) loss, from the structured credit run-off business;

•	$18 million premium paid on preferred share redemptions; and

•	$9 million ($7 million after-tax) on amortization of intangible assets.

(1)	For additional information, see the “Non-GAAP measures” section.

Net interest income

Net interest income was up $72 million or 4% from the same quarter last year, largely due to higher treasury-related net interest income, volume growth across most retail products and higher trading-related net interest income. These factors were partially offset by narrower spreads and lower interest income on tax reassessments.

Net interest income was up $66 million or 4% from the prior quarter, largely due to higher treasury and trading-related net interest income. Volume growth across most retail products was mostly offset by narrower spreads.

Non-interest income

Non-interest income was down $9 million or 1% from the same quarter last year, primarily due to lower underwriting and advisory fees and commissions on securities transactions. The prior year quarter had a loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. The current quarter benefitted from the items of note relating to an equity-accounted investment referred to above while the previous year quarter included a gain on the sale of CIBC Mellon Trust Company’s (CMT) issuer service business.

Non-interest income was down $104 million or 7% from the prior quarter, mainly due to lower gains net of write-downs on available-for-sale (AFS) securities, partially offset by items of note relating to an equity-accounted investment referred to above, and higher fixed-income related trading revenue. The prior quarter included gain on sale of a merchant banking investment.

Provision for credit losses

Provision for credit losses was up $55 million or 19% from the same quarter last year. Provision for individually assessed credit losses was up $35 million due to higher losses in the U.S. real estate and FirstCaribbean International Bank (CIBC FirstCaribbean) portfolios. Provision for collectively assessed credit losses was up $20 million largely due to higher losses in the cards portfolio.

Provision for credit losses was up $32 million or 10% from the prior quarter. Provision for individually assessed credit losses was down $8 million largely due to lower losses in the European leverage loan and commercial banking portfolios, partially offset by higher losses in U.S. real estate. Provision for collectively assessed credit losses was up $40 million mainly due to lower allowance reduction in the business and government and commercial banking portfolios.

Non-interest expenses

Non-interest expenses were down $14 million or 1% from the same quarter last year, mainly due to lower employee compensation and benefits.

Non-interest expenses were down $129 million or 7% from the prior quarter, primarily due to lower employee benefits and severance, professional fees, computer and office equipment, advertising and business development, and litigation-related expenses. The prior quarter included expenses related to the sale of a merchant banking investment.

Income taxes

Income tax expense was down $50 million or 21% from the same quarter last year, primarily due to a lower statutory tax rate, higher tax-exempt income and an increase in the relative proportion of income subject to lower tax rates.

Income tax expense was down $19 million or 9% from the prior quarter, mainly due to a lower statutory tax rate.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011, in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies within 60 days of the order. The Crown and CIBC have both appealed the ruling.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $177 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million.

6	CIBC First Quarter 2012

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, are as follows:

	For the three months ended
	Jan. 31, 2012	Jan. 31, 2012
	vs.	vs.
$ millions	Jan. 31, 2011	Oct. 31, 2011

Estimated increase in:
Total revenue	$2	$2
Provision for credit losses	1	1
Non-interest expense	1	1
Income taxes	—	—
Net income	—	—

C$ vs. US$—average depreciation	1%	1%

Impact of items of note in prior periods

Our adjusted diluted EPS(1) for the prior quarters was affected by the following items of note:

(1)	For additional information, see the “Non-GAAP measures” section.

Q4, 2011

•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses;

•	$48 million ($34 million after-tax) loss, from the structured credit run-off business;

•	$26 million ($19 million after-tax) reduction in the collective allowance recognized in Corporate and Other;

•	$25 million ($18 million after-tax) loan loss in our exited European leveraged finance business; and

•	$9 million ($7 million after-tax) on amortization of intangible assets.

Q1, 2011

•	$90 million ($65 million after-tax) loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities;

•	$70 million ($50 million after-tax) loss, from the structured credit run-off business;

•	$37 million after-tax gain on the sale of CMT issuer service business; and

•	$9 million ($7 million after-tax) on amortization of intangible assets.

Significant event

We have decided to explore strategic options, including a potential sale, of our broker mortgage brand called FirstLine. This strategic direction is consistent with Retail and Business Banking’s client-centric strategy, which has now put greater emphasis on branch mortgage originations.

Outlook for calendar year 2012

Economic growth is likely to stay relatively modest in both Canada and the U.S. in 2012. Real GDP gains are likely to be in the vicinity of 2% in Canada and slightly above that pace in the U.S. in the face of fiscal restraint and a deceleration in economic activity overseas, including a likely recession in Europe and slower growth in China. We expect European governments will show further resolve in preventing sovereign debt troubles from spilling over into a larger Eurozone banking crisis and a deeper recession. In the U.S., fiscal tightening will largely be pushed off into 2013 assuming payroll tax cuts and extended unemployment benefits are maintained to the end of this year. U.S. employment has picked up, and exports and related capital spending have been helped by a weaker U.S. dollar, but home building is unlikely to pick up until a further reduction in excess inventories has been achieved.

Canada’s economy faces a deceleration in global demand due to a recession in Europe, a slower pace of growth in emerging markets, and the challenges of competing in the U.S. market at a near-par exchange rate. Government spending will shift to a negative contribution to growth as federal and provincial fiscal policy begins to tighten, but consumer spending power will be enhanced by softer inflation. Although consumer credit growth has slowed, moderate growth in consumer spending will be sustained by continued low interest rates, with the Bank of Canada keeping interest rates at current low levels through 2012.

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit growth will continue to run at the more modest pace seen in the latter half of 2011. Demand for business credit should continue to grow due to reduced activity in Canada’s domestic market by foreign banks. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see continued investor interest in safer, yield-bearing assets, given current global uncertainties. Equity activity should pick up as the year progresses, assuming governments successfully deal with sovereign debt troubles in Europe.

Wholesale Banking should benefit from a healthy pace of bond issuance with governments remaining heavy borrowers and businesses taking advantage of low interest rates. Equity issuance, could rebound over the balance of 2012 as global uncertainties are resolved, a development that could also support merger activity. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

CIBC First Quarter 2012	7

Review of quarterly financial information

		2012				2011			2010

	$ millions, except per share amounts,	IFRS					Canadian GAAP

	for the three months ended	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30

	Revenue
	Retail and Business Banking	$2,029	$2,076	$2,035	$1,932	$2,002	$1,961	$1,962	$1,789
	Wealth Management	435	396	404	420	416	378	360	370
	Wholesale Banking	438	505	454	432	478	238	315	548
	Corporate and Other	255	218	238	231	198	677	212	214

	Total revenue	3,157	3,195	3,131	3,015	3,094	3,254	2,849	2,921

	Net interest income	1,842	1,776	1,785	1,731	1,770	1,645	1,548	1,497
	Non-interest income	1,315	1,419	1,346	1,284	1,324	1,609	1,301	1,424

	Total revenue	3,157	3,195	3,131	3,015	3,094	3,254	2,849	2,921
	Provision for credit losses	338	306	310	245	283	150	221	316
	Non-interest expenses	1,791	1,920	2,005	1,756	1,805	1,860	1,741	1,678

		1,028	969	816	1,014	1,006	1,244	887	927
	Income taxes	193	212	225	247	243	742	244	261
	Non-controlling interests	n/a	n/a	n/a	n/a	n/a	2	3	6

	Net income	$835	$757	$591	$767	$763	$500	$640	$660

	Net income attributable to:
	Non-controlling interests	$3	$3	$2	$3	$3	n/a	n/a	n/a
	Equity shareholders	832	754	589	764	760	500	640	660

Earnings per share	- basic	$1.94	$1.80	$1.35	$1.83	$1.82	$1.17	$1.54	$1.60
	- diluted	1.93	1.79	1.33	1.80	1.80	1.17	1.53	1.59

n/a	Not applicable.

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Retail and Business Banking revenue was up over the period in the table above reflecting volume growth, offset to some extent by spread compression. The acquisition of the MasterCard portfolio in September 2010 benefited revenue starting in the fourth quarter of 2010. Commencing in the first quarter of 2011 under IFRS, revenue was affected by (i) changes in accounting for self-managed customer loyalty programs which increased revenues with an offsetting increase to non-interest expenses, and (ii) the recognition of interest on impaired loans (from the unwinding of the time value of money) in interest revenue rather than as a reduction in provision for credit losses which increased revenue with an offsetting increase to provision for credit losses.

Wealth Management revenue has grown over the period on improved capital market conditions, higher net sales of long-term mutual funds, and higher trading activity. The current quarter included items of note relating to an equity-accounted investment. Income from our proportionate share in American Century Investments (ACI) is included from September 1, 2011.

Wholesale Banking revenue is influenced to a large extent by capital market conditions. In the second half of 2010, first half of 2011, and the current and prior quarters, revenue was adversely affected by losses in the structured credit run-off business.

Corporate and Other revenue included foreign exchange gains on capital repatriation activities in the fourth quarter of 2010. The gain on sale of CMT’s Issuer Services business was included in the first quarter of 2011. The first quarter of 2011 also included losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. Revenue from CIBC FirstCaribbean has declined over the period mainly due to the impact of a stronger Canadian dollar and challenging economic conditions in the region. Commencing the first quarter of 2011 under IFRS, revenue was affected by a number of accounting differences including (i) the consolidation of certain special purpose entities (SPEs), which increased revenues with a partially offsetting increase in provision for credit losses and on-balance sheet accounting treatment for residential mortgage pools underlying transferred mortgage-backed securities (MBS), and (ii) equity-accounting treatment for CIBC Mellon joint ventures as compared to proportionate consolidation under Canadian GAAP.

The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Losses in the credit card and personal lending portfolios improved in 2010 and 2011. Starting in the fourth quarter of 2010, we had losses on the acquired MasterCard portfolio. Wholesale Banking provisions declined

8	CIBC First Quarter 2012

in 2010 and first three quarters of 2011, while the current quarter had higher U.S. real estate loan losses and the prior quarter had higher European leverage loan losses. Commencing the first quarter of 2011 under IFRS, provision for credit losses include the impact of the recognition of the unwinding of the time value of money on impaired loans in interest revenue rather than as a reduction in provision for credit losses and the consolidation of certain SPEs as discussed above.

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, pension expense, and the implementation of HST in Ontario and British Columbia in July 2010. Commencing the first quarter of 2011 under IFRS, non-interest expenses were affected by a number of accounting differences including (i) lower net actuarial loss amortization expense as a result of the “fresh-start” election to recognize net unamortized actuarial losses from our post-employment benefit plans existing as at the November 1, 2010 transition to IFRS into retained earnings, and (ii) an impairment loss relating to CIBC FirstCaribbean goodwill that was recognized in the third quarter of 2011.

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the fourth quarter of 2010. Income tax expense on capital repatriation activities was included in the fourth quarter of 2010.

NON-GAAP MEASURES

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Net interest income, taxable equivalent basis

We evaluate net interest income on an equivalent pre-tax basis. In order to arrive at the taxable equivalent basis (TEB) amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the adjusted efficiency ratio and trading income (TEB). We believe that these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

Adjusted measures

Management assesses results on a reported basis and on an adjusted basis and considers both to be useful in the assessment of underlying performance. Adjusted results remove items of note from reported results. We believe that the inclusion of adjusted results provide the reader with a better understanding of how management assesses performance. We also believe that these measures provide greater consistency and comparability between our results and those of some of our Canadian peer banks who make similar adjustments in their public disclosure.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note. We also adjust net interest income to be on an equivalent TEB basis (see above for further details).

Economic capital

Economic capital provides the financial framework to evaluate the returns of each strategic business unit (SBU), commensurate with the risk taken.

Economic capital is an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises a number of key risk types including credit, strategic, operational, investment, and market. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients, and business lines, as required. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

CIBC First Quarter 2012	9

Tangible common equity

Tangible common equity (TCE) comprises the sum of common share capital excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income (AOCI), less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliations of the non-GAAP measures of our SBUs are provided in their respective sections.

		As at or for the
		three months ended

		2012	2011	2011
$ millions, except number of shares and per share amounts		Jan. 31	Oct. 31	Jan. 31

Reported and adjusted diluted EPS
Reported net income attributable to diluted common shares	A	$776	$718	$730
Adjusting items:
After-tax impact of items of note (2)		16	(6)	85
Dividends on convertible preferred shares (3)		—	(2)	(12)

Adjusted net income attributable to diluted common shares (1)	B	$792	$710	$803

Reported diluted weighted-average common shares outstanding (thousands)	C	401,613	401,972	406,446
Removal of impact of convertible preferred shares (thousands) (3)		—	(2,235)	(12,258)

Adjusted diluted weighted-average shares outstanding (thousands) (1)	D	401,613	399,737	394,188

Reported diluted EPS ($)	A/C	$1.93	$1.79	$1.80
Adjusted diluted EPS ($) (1)	B/D	1.97	1.78	2.04

Reported and adjusted efficiency ratio
Reported total revenue	E	$3,157	$3,195	$3,094
Adjusting items:
Pre-tax impact of items of note (2)		(10)	(105)	103
TEB		57	56	39

Adjusted total revenue (1)	F	$3,204	$3,146	$3,236

Reported non-interest expenses	G	$1,791	$1,920	$1,805
Adjusting items:
Pre-tax impact of items of note (2)		(17)	(72)	(29)

Adjusted non-interest expenses (1)	H	$1,774	$1,848	$1,776

Reported efficiency ratio	G/E	56.7%	60.1%	58.3%
Adjusted efficiency ratio (1)	H/F	55.3%	58.7%	54.9%

Trading revenue (TEB)
Reported trading revenue		$167	$22	$152
TEB adjustment		57	55	39

Trading revenue (TEB) (1)		$224	$77	$191

(1)	Non-GAAP measure.
(2)	Reflects revenue and non-interest expense impact of items of note under “Financial results” section.
(3)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by the Office of the Superintendent of Financial Institutions (OSFI). By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.

Strategic business units overview

The key methodologies and assumptions used in reporting financial results of our strategic business units (SBUs) are provided on page 41 of the 2011 Annual Report. The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

10	CIBC First Quarter 2012

RETAIL AND BUSINESS BANKING

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and nearly 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Results (1)

	For the three months ended
	2012	2011	2011
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
Personal banking	$1,606	$1,613	$1,657
Business banking	373	358	351
Other	50	105	(6)

Total revenue	2,029	2,076	2,002
Provision for credit losses	281	266	272
Non-interest expenses	996	1,023	1,003

Income before taxes	752	787	727
Income taxes	185	190	187

Net income	$567	$597	$540

Net income attributable to:
Equity shareholders (a)	$567	$597	$540

Efficiency ratio	49.1%	49.3%	50.1%
Return on equity (2)	58.2%	64.9%	66.1%
Charge for economic capital (2) (b)	$(130)	$(122)	$(113)
Economic profit (2) (a+b)	$437	$475	$427
Full-time equivalent employees	21,706	21,658	21,716

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $567 million, an increase of $27 million or 5% from the same quarter last year. Revenue increased as a result of solid volume growth across most products and higher treasury allocations, partially offset by narrower spreads. Non-interest expenses were down from the same quarter last year.

Net income was down $30 million or 5% compared to the prior quarter. Revenue decreased due to lower treasury allocations and narrower spreads, partially offset by volume growth. Non-interest expenses were down from the prior quarter.

Revenue

Revenue was up $27 million or 1% from the same quarter last year.

Personal banking revenue was down $51 million or 3%, primarily due to narrower spreads, partially offset by volume growth across most products and higher fees.

Business banking revenue was up $22 million or 6% due to strong volume growth.

Other revenue was up $56 million mainly due to higher treasury allocations.

Revenue was down $47 million from the prior quarter.

Personal banking revenue was down $7 million, primarily due to narrower spreads, partially offset by volume growth across most products and higher fees.

Business banking revenue was up $15 million, primarily due to wider spreads and volume growth.

Other revenue was down $55 million due to lower treasury allocations.

Provision for credit losses

Provision for credit losses was up $9 million or 3% from the same quarter last year due to the expected higher write-offs in the MasterCard portfolio, partially offset by lower write-offs and bankruptcies in the other credit cards portfolio and lower provisions in commercial banking.

Provision for credit losses was up $15 million from the prior quarter. The increase was mainly driven by higher bankruptcies and delinquencies in the credit cards portfolio.

Non-interest expenses

Non-interest expenses were down $7 million or 1% from the same quarter last year primarily due to cost savings from operational efficiencies, partially offset by higher occupancy costs relating to branch expansions.

Non-interest expenses were down $27 million from the prior quarter, primarily due to lower employee compensation costs, the timing of advertising costs, and cost savings from operational efficiencies.

Income taxes

Income taxes were down $2 million from the same quarter last year. The impact of higher income was offset by a lower Canadian statutory tax rate. Income taxes were down $5 million from the prior quarter due to lower income.

CIBC First Quarter 2012	11

WEALTH MANAGEMENT

Wealth Management comprises asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.

Results (1)

	For the three months ended
	2012	2011	2011
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
Retail brokerage	$249	$256	$281
Asset management	162	115	111
Private wealth management	24	25	24

Total revenue	435	396	416
Non-interest expenses	312	299	324

Income before taxes	123	97	92
Income taxes	23	27	26

Net income	$100	$70	$66

Net income attributable to:
Equity shareholders (a)	$100	$70	$66

Efficiency ratio	71.7%	75.4%	77.9%
Return on equity (2)	24.5%	29.9%	29.9%
Charge for economic capital (2) (b)	$(52)	$(31)	$(29)
Economic profit (2) (a+b)	$48	$39	$37
Full-time equivalent employees	3,721	3,731	3,557

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $100 million, an increase of $34 million or 52% from the same quarter last year, primarily due to higher revenue from asset management and lower non-interest expenses, partially offset by lower revenue from retail brokerage.

Net income was up $30 million or 43% compared with the prior quarter, primarily due to higher revenue from asset management, partially offset by higher non-interest expenses.

The first quarter of 2012 included items of note aggregating to $35 million after-tax gain relating to an equity-accounted investment.

Revenue

Revenue was up $19 million or 5% from the same quarter last year.

Retail brokerage revenue was down $32 million or 11%, primarily due to lower commissions from equity trading and new issues activity.

Asset management revenue was up $51 million or 46%, primarily due to items of note discussed above.

Private wealth management revenue was comparable to the same quarter last year.

Revenue was up $39 million or 10% from the prior quarter.

Retail brokerage revenue was down $7 million or 3%, primarily due to lower commissions related to insurance, equity trading activity, and lower fee-based revenue, partially offset by higher new issue commissions.

Asset management revenue was up $47 million or 41%, primarily due to items of note discussed above.

Private wealth management revenue was comparable to the prior quarter.

Non-interest expenses

Non-interest expenses were down $12 million or 4% from the same quarter last year, primarily due to lower performance-based compensation, partially offset by higher salaries expense.

Non-interest expenses were up $13 million or 4% from the prior quarter due to the timing of performance-based compensation.

Income taxes

Income taxes were down $3 million from the same quarter last year, mainly due to lower recurring earnings, partially offset by a lower tax rate on the items of note discussed above.

Income taxes were down $4 million from the prior quarter due to the reason noted above.

12	CIBC First Quarter 2012

WHOLESALE BANKING

Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Results (1)

	For the three months ended
	2012	2011	2011
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB) (2)
Capital markets	$307	$242	$317
Corporate and investment banking	197	328	224
Other	(9)	(9)	(24)

Total revenue (TEB) (2)	495	561	517
TEB adjustment	57	56	39

Total revenue	438	505	478
Provision for credit losses	26	32	2
Non-interest expenses	289	347	303

Income before taxes	123	126	173
Income taxes	(10)	4	33

Net income	$133	$122	$140

Net income attributable to:
Non-controlling interests	$—	$—	$1
Equity shareholders (a)	133	122	139

Efficiency ratio	66.0%	68.8%	63.4%
Return on equity (2)	26.5%	25.9%	30.3%
Charge for economic capital (2) (b)	$(65)	$(61)	$(62)
Economic profit (2) (a+b)	$68	$61	$77
Full-time equivalent employees	1,214	1,206	1,149

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $133 million, down $7 million from the same quarter last year, mainly due to lower corporate and investment banking and capital markets revenue and a higher provision for credit losses, partially offset by a lower effective tax rate.

Net income was up $11 million from the prior quarter, mainly due to higher capital markets revenue, lower non-interest expenses and a lower effective tax rate, largely offset by lower corporate and investment banking revenue.

Revenue (TEB) (2)

Revenue was down $22 million or 4% from the same quarter last year.

Capital markets revenue was down $10 million, primarily due to lower revenue from equity new issuances and sales and a lower reversal of credit valuation adjustment (CVA) charges against credit exposures to derivative counterparties (other than financial guarantors), partially offset by higher revenue from derivatives trading, foreign exchange and fixed income.

Corporate and investment banking revenue was down $27 million, mainly due to lower equity new issue and advisory revenue, and lower merchant banking gains, partially offset by higher revenue from U.S. real estate finance and corporate credit products.

Other revenue was up $15 million, primarily due to lower losses in the structured credit run-off business.

Revenue was down $66 million or 12% from the prior quarter.

Capital markets revenue was up $65 million, mainly due to higher revenue from fixed income, a reversal of CVA compared to a CVA charge in the prior quarter and higher debt new issue activity, partially offset by lower foreign exchange revenue.

Corporate and investment banking revenue was down $131 million, primarily due to lower merchant banking gains, partially offset by higher revenue from U.S. real estate finance.

Other revenue was unchanged from the prior quarter as lower losses in the structured credit run-off business were offset by lower treasury revenue allocation and foreign exchange revaluation losses in the current quarter.

CIBC First Quarter 2012	13

Provision for credit losses

Provision for credit losses was up $24 million from the same quarter last year, mainly due to higher losses in the U.S. real estate finance portfolio.

Provision for credit losses was down $6 million from the prior quarter due to lower losses in the European leveraged finance portfolio, partially offset by higher losses in the U.S. real estate finance portfolio.

Non-interest expenses

Non-interest expenses were down $14 million or 5% from the same quarter last year due to lower performance-based compensation and lower expenses in the structured credit run-off business, partially offset by higher employee salaries and benefits, and communication expenses.

Non-interest expenses were down $58 million or 17% from the prior quarter, primarily due to lower performance-based compensation and lower litigation-related expenses. The prior quarter included expenses related to the sale of a merchant banking investment.

Income taxes

Income tax recovery for the quarter was $10 million compared with income tax expense of $33 million in the same quarter last year and $4 million in the prior quarter. The impact of higher tax-exempt income and the lower statutory tax rate has resulted in reduced tax expense.

Structured credit run-off business

Results

	For the three months ended
$ millions	2012 Jan. 31	2011 Oct. 31	2011 Jan. 31

Net interest income (expense)	$(15)	$(10)	$(5)
Trading income (loss)	8	(80)	20
Designated at fair value (FVO) gains (losses)	(21)	57	(50)
Other income (loss)	1	(1)	(14)

Total revenue	(27)	(34)	(49)
Provision for credit losses	—	2	1
Non-interest expenses	8	12	20

Loss before taxes	(35)	(48)	(70)
Income taxes	(9)	(14)	(20)

Net loss	$(26)	$(34)	$(50)

Net loss attributable to:
Equity shareholders	$(26)	$(34)	$(50)

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

The net loss for the quarter was $26 million (US$26 million), compared to $50 million (US$50 million) for the same quarter last year and $34 million (US$34 million) for the prior quarter.

The net loss for the quarter was mainly due to a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, net interest expense and non-interest expenses. These were partially offset by a CVA gain of $24 million (US$24 million) relating to financial guarantors, resulting from a decrease in the value of purchased protection receivables and narrowing of credit spreads.

During the quarter, we reduced our overall notional positions by US$2.8 billion, including US$2.4 billion of termination of unmatched purchased protection on a reference portfolio of corporate debt and security sales, which resulted in a net gain of $1 million (US$1 million).

14	CIBC First Quarter 2012

Position summary

The following table summarizes our positions within our structured credit run-off business:

					Written credit
US$ millions, as at					derivatives, liquidity		Credit protection purchased from

January 31, 2012		Investments and loans (1)			and credit facilities		Financial guarantors		Other counterparties

	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA

USRMM - CDO	$—	$—	$—	$—	$350	$326	$—	$—	$350	$326
CLO	4,030	—	3,745	3,813	3,257	144	6,300	206	313	19
Corporate debt	—	—	—	—	4,950	90	—	—	4,950	93
Other	1,074	574	91	97	671	94	409	80	25	6
Unmatched	—	—	—	—	—	—	347	119	374	—

	$5,104	$574	$3,836	$3,910	$9,228	$654	$7,056	$405	$6,012	$444

Oct. 31, 2011	$5,258	$581	$3,947	$4,044	$9,404	$765	$7,260	$479	$8,306	$536

(1)	Excluded from the table above are equity and surplus notes that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a notional of US$239 million (October 31, 2011: US$239 million) and a carrying value of US$33 million (October 31, 2011: US$33 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$24 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (63%) and European-based (35%) senior secured leveraged loans. As at January 31, 2012, approximately 10% of the total notional amount of the CLO tranches was rated equivalent to AAA, 75% was rated between the equivalent of AA+ and AA-, and the remainder was equivalent of A+. As at January 31, 2012, approximately 16% of the underlying collateral was rated equivalent to BB- or higher, 50% was rated between the equivalent of B+ and B-, 7% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 3.3 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 59 month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in Other, as at January 31, 2012, include:

•

US$323 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$182 million;

•

US$223 million notional value of trading and AFS securities with a fair value of US$173 million, and US$328 million notional value of written protection with a fair value of US$92 million, on inflation-linked notes, commercial MBS, and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities, with 53% rated the equivalent of AA- or higher and the majority of the remaining rated equivalent of BBB or lower;

•	US$75 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$60 million and carrying value of US$66 million;

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$288 million and a fair value of US$217 million, tracking notes classified as AFS with a notional value of US$17 million and a fair value of US$2 million, and loans with a notional value of US$62 million and fair value and carrying value of US$1 million. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$299 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

CIBC First Quarter 2012	15

Unmatched

The underlyings in our unmatched positions are a reference portfolio of corporate debt, a loan backed by film receivables and a CLO tranche.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$61 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at		Corporate	CDO -			Total	Fair value		Fair value
January 31, 2012	CLO	debt	USRMM	Other	Unmatched	notional	before CVA	CVA	net of CVA

Financial guarantors (1)
Investment grade	$3,801	$—	$—	$83	$147	$4,031	$360	$(69)	$291
Non-investment grade	75	—	—	232	—	307	92	(45)	47
Unrated	2,424	—	—	94	200	2,718	134	(67)	67

	6,300	—	—	409	347	7,056	586	(181)	405

Other counterparties (1)
Investment grade	313	20	350	25	—	708	349	4	353
Unrated	—	4,930	—	—	374	5,304	93	(2)	91

	313	4,950	350	25	374	6,012	442	2	444

Total	$6,613	$4,950	$350	$434	$721	$13,068	$1,028	$(179)	$849

Oct. 31, 2011	$6,777	$4,980	$361	$453	$2,995	$15,566	$1,222	$(207)	$1,015

(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties are primarily two Canadian conduits. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at January 31, 2012 was US$365 million relative to US$93 million of net exposure.

Gain on reduction of unfunded commitment on a variable funding note

In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. Refer to “Contingent liabilities” section for additional details.

16	CIBC First Quarter 2012

CORPORATE AND OTHER

Corporate and Other comprises the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Results (1)

	For the three months ended
	2012	2011	2011
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
International banking	$148	$139	$145
Other	107	79	53

Total revenue	255	218	198
Provision for credit losses	31	8	9
Non-interest expenses	194	251	175

Income (loss) before taxes	30	(41)	14
Income taxes	(5)	(9)	(3)

Net income (loss)	$35	$(32)	$17

Net income (loss) attributable to:
Non-controlling interests	$3	$3	$2
Equity shareholders	32	(35)	15

Full-time equivalent employees	15,540	15,644	15,656

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

Financial overview

Net income for the quarter was up $18 million from the same quarter last year, mainly due to higher unallocated treasury income as the same quarter last year included losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. This was partially offset by higher provision for credit losses and non-interest expenses. The last year quarter also included a gain on sale of CMT’s Issuer Services business and interest income on tax reassessments.

Net income was $35 million compared to a net loss of $32 million in the prior quarter. The current quarter included lower non-interest expenses and higher unallocated treasury income, partially offset by a higher provision for credit losses.

Revenue

Revenue was up $57 million from the same quarter last year.

International banking revenue was comparable to the same quarter last year.

Other revenue was up $54 million mainly due to higher unallocated treasury revenue as the same quarter last year included the loss related to accounting hedges partially offset by the other items noted above.

Revenue was up $37 million from the prior quarter.

International banking revenue was comparable to the prior quarter.

Other revenue was up $28 million mainly due to higher unallocated treasury revenue.

Provision for credit losses

Provision for credit losses was up $22 million from the same quarter last year, mainly due to a higher provision for credit losses in International banking and a lower reversal of credit losses relating to the collective allowance reported in Corporate and Other.

Provision for credit losses was up $23 million from the prior quarter mainly due to a lower reversal of credit losses relating to the collective allowance reported in Corporate and Other.

Non-interest expenses

Non-interest expenses were up $19 million from the same quarter last year, mainly due to higher unallocated corporate support costs.

Non-interest expenses were down $57 million from the prior quarter, mainly due to lower unallocated corporate support costs. The prior quarter unallocated corporate support costs included higher employee benefit expenses.

Income taxes

Income tax benefit was up $2 million from the same quarter last year and down $4 million from the prior quarter.

CIBC First Quarter 2012	17

FINANCIAL CONDITION

Review of condensed consolidated balance sheet

	2012	2011
$ millions, as at	Jan. 31	Oct. 31

Assets
Cash and deposits with banks	$6,260	$5,142
Securities	64,805	60,295
Securities borrowed or purchased under resale agreements	24,701	27,479
Loans and acceptances, net of allowance	250,719	248,409
Derivative instruments	30,388	28,270
Other assets	14,576	14,163

Total assets	$391,449	$383,758

Liabilities and equity
Deposits	$243,169	$237,912
Secured borrowings	52,968	51,308
Obligations related to securities lent or sold short or under repurchase agreements	21,406	21,730
Derivative instruments	30,808	28,792
Other liabilities	21,683	22,787
Subordinated indebtedness	5,129	5,138
Equity	16,286	16,091

Total liabilities and equity	$391,449	$383,758

Assets

As at January 31, 2012, total assets were up $7.7 billion or 2% from October 31, 2011.

Cash and deposits with banks increased by $1.1 billion or 22% mostly due to higher treasury deposit placements.

Securities increased by $4.5 billion or 7%, due to increases in trading and AFS securities. Trading securities increased mainly in the equity portfolios and government-issued securities. AFS securities increased largely in government-guaranteed bonds.

Securities borrowed or purchased under resale agreements decreased by $2.8 billion or 10%, primarily due to reduction in client demand and our funding requirements.

Net loans and acceptances increased by $2.3 billion or 1%. Residential mortgages were up $949 million due to mortgage originations, partially offset by principal repayments, and liquidations. Credit card loans were down $311 million mostly due to net repayments. Business and government loans were up $2.0 billion primarily due to growth in our domestic and international loan portfolios.

Derivative instruments increased by $2.1 billion or 7% largely driven by valuation of interest rate derivatives.

Other assets increased by $413 million or 3%, mainly due to a higher current income tax receivable as a result of payments made in the quarter.

Liabilities

As at January 31, 2012, total liabilities were up $7.5 billion or 2% from October 31, 2011.

Deposits increased by $5.3 billion or 2% driven by volume growth.

Secured borrowings were up $1.7 billion or 3%, primarily due to issuance of covered bonds.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $324 million or 1%, reflecting our funding requirements and client-driven activities.

Derivative instruments increased by $2.0 billion or 7% due to the reasons noted above for derivative assets.

Other liabilities decreased by $1.1 billion or 5%, mainly due to lower accrued expenses and interest payable.

Equity

Equity increased by $195 million or 1%, primarily due to a net increase in retained earnings, and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans, and an increase in AOCI. These were offset in part by a preferred share redemption, as explained in the “Significant capital management activity” section below.

18	CIBC First Quarter 2012

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 53 to 55 of the 2011 Annual Report.

Recent revisions to regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI.

In order to promote a more resilient banking sector and strengthen global capital standards, the Basel Committee on Banking Supervision (BCBS) has proposed significant enhancements and capital reforms to the current framework. The revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning numerous new requirements. For additional details on the Basel III revisions, see pages 55 to 56 of the 2011 Annual Report.

Based on our current understanding of the revised capital requirements, we expect to exceed the minimum requirements as proposed by BCBS while continuing to invest for future growth. OSFI has confirmed that it intends to incorporate the Basel III revisions into its guidelines for capital adequacy in Canada, and will issue its own domestic Basel III guidance during 2012.

Basel II changes

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the BCBS “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Securitization

We generally use a ratings-based approach for the risk weighting of non-trading securitization exposures, except liquidity facilities provided to certain SPEs for which we apply an internal assessment approach. The mapping of our internal ratings with the ratings used by external ratings agencies and our internal ratings development process is discussed in the “Credit risk” section of our 2011 Annual Report. Trading securitization exposures are risk-weighted following the internal ratings-based (IRB) approach for rated positions.

Our resecuritization exposures relate to our third-party structured vehicles and are comprised of investments, loans, and written credit derivatives.

Our credit risk-mitigation process reduces the credit risk in our overall credit exposures including securitizations and resecuritization activities. We monitor credit and market risks within the securitization and resecuritization exposures in the same way as we monitor our other credit and market risk exposures.

We usually have some pipeline exposures consisting of insured prime mortgages and uninsured Near-Prime/Alt-A mortgages which are originated in a SPE for securitization in the future.

Market risk

Changes relating to the “Revisions to the Basel II Market Risk Framework” are disclosed in detail in the “Market risk” section.

Regulatory capital

The following table presents our regulatory capital measures:

	2012		2011
$ millions, as at	Jan. 31		Oct. 31 (1)

Capital
Tier 1 capital	$15,977	(2)	$16,208
Total regulatory capital	20,227	(2)	20,287

Risk-weighted assets
Credit risk	$90,551		$90,110
Market risk	2,506		1,646
Operational risk	18,423		18,212

Total risk-weighted assets	$111,480		$109,968

Capital ratios
Tier 1 capital ratio	14.3%		14.7%
Total capital ratio	18.1%		18.4%
Assets-to-capital multiple	16.7	x	16.0	x

(1)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(2)	The Tier 1 capital and Total capital ratios incorporate OSFI’s IFRS transitional relief election (see discussion that follows for further details).

CIBC First Quarter 2012	19

Tier 1 capital ratio was down 0.4% and the Total capital ratio was down 0.3% from October 31, 2011. The capital ratios were negatively impacted by a decrease in both Tier 1 capital and Total regulatory capital, along with an increase in RWAs. The increase in Tier 1 and Total regulatory capital from October 31, 2011 due to internal capital generation and the issuance of common shares was more than offset by the impact of transition to IFRS, including the effect of adopting OSFI’s IFRS transitional election (see below for details), and the redemption of preferred shares. Total regulatory capital was favourably impacted by an increase in net after-tax unrealized holding gains on AFS equity securities. RWAs were up from year-end mainly due to higher corporate exposures and the implementation of Basel 2.5 changes noted above which resulted in higher market risk and securitization RWAs.

Assets-to-capital multiple (ACM) was up 0.7x from October 31, 2011 primarily due to higher on- and off-balance sheet assets and changes to total regulatory capital noted above.

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through Canada Mortgage and Housing Corporation (CMHC) programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the quarter ended January 31, 2012, we phased in $274 million of the negative IFRS transitional impact on Tier 1 capital, representing one-fifth of the aggregate $1.37 billion negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at January 31, 2012 would have been as follows:

Tier 1 capital ratio	13.3%
Total capital ratio	17.2%
ACM	17.6	x

Significant capital management activity

On January 31, 2012, we redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. Upon adoption of IFRS, we consolidated all of our previously non-consolidated sponsored trusts that securitized our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored multi-seller programs offered to external investors require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored conduits. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

As at January 31, 2012, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.3 billion (October 31, 2011: $1.3 billion). The estimated weighted-average life of these assets was 1 year (October 31, 2011: 1 year). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $8 million (October 31, 2011: $3 million). Our committed backstop liquidity facilities to these conduits were $1.9 billion (October 31, 2011: $1.8 billion). We also provided credit facilities of $35 million (October 31, 2011: $40 million) to these conduits as at January 31, 2012.

20	CIBC First Quarter 2012

We participated in a syndicated facility for a 3-year commitment of $475 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $95 million. As at January 31, 2012, we funded $79 million (October 31, 2011: $77 million) through the issuance of bankers’ acceptances.

We engage one or more of the four major rating agencies, Moody’s, DBRS, S&P, and Fitch Ratings, to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.

CIBC structured CDO vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – structured credit run-off

Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

Similar to our third-party structured vehicles—structured credit run-off, we have investments in and liquidity facilities with third-party securitization conduits through our Treasury and trading activities.

Pass-through investment structures

We have exposure to units of, or equity-linked notes referencing, third-party or CIBC managed funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party investment fund with the desired exposure to the referenced fund in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee.

The following table summarizes our exposures to off-balance sheet structured entities. Investment and loans are stated at carrying value. Undrawn liquidity and credit facilities are notional amounts net of any investment and loans to the entities. Written credit derivatives are notional amounts of written credit default swap (CDS) contracts and total return swaps under which we assume exposures.

	2012			2011
$ millions, as at	Jan. 31			Oct. 31

	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)

CIBC sponsored conduits	$87	$1,299	$—	$80	$1,297	$—
CIBC structured CDO vehicles	266	41	261	292	42	284
Third-party structured vehicles Structured credit run-off	4,419	389	4,695	4,497	391	4,830
Continuing	1,342	18	—	1,626	16	—
Pass-through investment structures	1,639	—	—	520	—	—
Commercial mortgage securitization trust	5	—	—	5	—	—

(1)	Excludes securities issued by, retained in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.8 billion (October 31, 2011: $3.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the interim consolidated balance sheet was $1.5 billion (October 31, 2011: $1.6 billion). Notional of $3.5 billion (October 31, 2011: $3.6 billion) were hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $0.4 billion (October 31, 2011: $0.5 billion). Accumulated fair value losses were $51 million (October 31, 2011: $46 million) on unhedged written credit derivatives.

Additional details of our structured entities are provided in Note 5 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 61 to 62 of the 2011 Annual Report.

CIBC First Quarter 2012	21

MANAGEMENT OF RISK

Our approach to management of risk has not changed significantly from that described on pages 63 to 87 of the 2011 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosure” and form an integral part of the interim consolidated financial statements. In addition to the risk disclosures provided below, refer to Note 13 to our interim consolidated financial statements, which provides additional IFRS annual risk disclosures for the year ended October 31, 2011.

Risk overview

We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 63 and 64 of the 2011 Annual Report.

The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability;

•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities;

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios; and

•

Risk Services – This unit is responsible for regulatory and economic capital reporting, operational risk management, and enterprise-wide risk and stress analysis and reporting. Risk Services is also responsible for policies associated with credit and operational risks, including reputation and legal risks.

Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.

Credit risk

Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Exposure to credit risk

	2012	2011
$ millions, as at	Jan. 31	Oct. 31

Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$77,755	$73,022
Undrawn commitments	31,146	29,707
Repo-style transactions	51,494	55,290
Other off-balance sheet	55,307	49,439
Over-the-counter (OTC) derivatives	15,237	14,429

Gross exposure at default (EAD) on business and government portfolios	230,939	221,887
Less: repo collateral	46,503	50,106

Net EAD on business and government portfolios	184,436	171,781

Retail portfolios-AIRB approach
Drawn	194,253	194,010
Undrawn commitments	70,332	69,881
Other off-balance sheet	335	428

Gross EAD on retail portfolios	264,920	264,319

Standardized portfolios	12,219	12,164
Securitization exposures	19,181	19,488

Gross EAD	$527,259	$517,858

Net EAD	$480,756	$467,752

22	CIBC First Quarter 2012

In Canada, banks are limited to making residential real estate loans of no more than 80% of the collateral value by the Bank Act. All loans with a higher loan-to-value (LTV) ratio must be insured by either the Government of Canada or a private insurer. As of January 31, 2012, 79% (October 31, 2011: 77%) of our domestic residential mortgage portfolio was insured and 21% (October 31, 2011: 23%) was uninsured. The LTV of our total domestic residential mortgage portfolio was 49%(1) and that of our uninsured domestic residential mortgage portfolio was 48%(1). No material losses are expected in the insured portfolio.

Our real estate secured personal lending portfolio is a low risk portfolio, where we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same scoring model and lending criteria in the adjudication of both first lien and second lien loans; however, our credit policies are designed to ensure that the value of both the first and second liens do not exceed 80% of the collateral value at origination.

(1)    Ratios calculated based on latest available industry house price estimates from Teranet (November 30, 2011).

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements in our 2011 Annual Report.

We establish a CVA for expected future credit losses from each of our derivative counterparties. As at January 31, 2012, the CVA for all derivative counterparties was $214 million (October 31, 2011: $243 million).

The following tables show the rating profile of derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral), impaired loans, and allowance for credit losses.

		2012		2011
$ billions, as at		Jan. 31		Oct. 31

	Exposure

Standard & Poor’s rating equivalent
AAA to BBB-	$6.49	82.4%	$5.72	79.3%
BB+ to B-	1.37	17.5	1.46	20.3
CCC+ to CCC-	—	—	0.01	0.1
Below CCC-	0.01	0.1	0.01	0.2
Unrated	—	—	0.01	0.1

	$7.87	100.0%	$7.21	100.0%

	2012	2011
$ millions, as at	Jan. 31	Oct. 31

Gross impaired loans
Consumer	$815	$815
Business and government	1,169	1,102

Total gross impaired loans	$1,984	$1,917

Allowance for credit losses
Consumer	$1,164	$1,167
Business and government	685	636

Total allowance for credit losses	$1,849	$1,803

Comprises:
Individual allowance for loans	$411	$366
Collective allowance for loans (1)	1,438	1,437

Total allowance for credit losses	$1,849	$1,803

(1)	Excludes allowance on undrawn credit facilities of $46 million (October 31, 2011: $48 million).

Gross impaired loans (GIL) were up $67 million or 3% from October 31, 2011. Consumer GIL remained flat this quarter. Business and government GIL were up $67 million or 6%, attributable to an increase in real estate and construction sectors, partially offset by a decrease in the telecommunication and cable sectors.

The total allowance for credit losses was up $46 million or 3% from October 31, 2011. Canadian and U.S. allowances for credit losses make up 74% and 9%, respectively, of the total allowance. The individual allowance was up $45 million or 12% from October 31, 2011, mainly driven by the real estate and construction sectors. The collective allowance remained flat this quarter. Improvements in the consumer portfolio have been offset by an increase in the business and government portfolio.

For details on the provision for credit losses, see the “Overview” section.

CIBC First Quarter 2012	23

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone, and selected countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. Except as noted in our indirect exposures section below, we do not have any other exposure through our SPEs to the countries included in the tables below.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (i) funded – on-balance sheet loans, deposits with banks and securities (stated at carrying value); (ii) unfunded – letters of credit and guarantees (stated at notional amount) and sold CDS contracts where we do not benefit from subordination (stated at notional amount less fair value); (iii) derivative MTM receivables (stated at fair value); and (iv) repo-style transactions(1) (stated at fair value).

Of our total direct exposures to Europe, approximately 91% is to entities in countries with Aaa/AAA ratings from both Moody’s and S&P, and a further 7% is to countries with Aaa/AAA ratings from at least one of those rating agencies.

	Direct exposures
	Funded				Unfunded
$ millions, as at January 31, 2012	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)

Austria	$—	$76	$125	$201	$—		$—	$—
Belgium	—	—	55	55	—		—	—
Finland	—	1	—	1	—		—	—
France	60	79	45	184	12		5	17
Germany	58	65	34	157	35		2	37
Greece	—	—	—	—	—		—	—
Ireland	—	—	10	10	—		2	2
Italy	—	—	—	—	—		1	1
Luxembourg	—	—	109	109	—		—	—
Netherlands	9	261	177	447	13		37	50
Portugal	—	—	—	—	—		—	—
Slovenia	—	—	—	—	—		3	3
Spain	—	—	—	—	—		1	1

Total Eurozone	$127	$482	$555	$1,164	$60		$51	$111

Denmark	$—	$51	$30	$81	$—		$9	$9
Guernsey	—	—	3	3	—		—	—
Norway	—	90	108	198	—		—	—
Russia	—	—	—	—	—		—	—
Sweden	197	156	249	602	9		—	9
Switzerland	5	—	129	134	302		—	302
Turkey	—	—	3	3	—		1	1
United Kingdom	434	941	648	2,023	573	(2)	114	687

Total non-Eurozone	$636	$1,238	$1,170	$3,044	$884		$124	$1,008

Total Europe	$763	$1,720	$1,725	$4,208	$944		$175	$1,119

Middle East and North Africa (3)	$—	$—	$3	$3	$—		$—	$—

Total exposure	$763	$1,720	$1,728	$4,211	$944		$175	$1,119

October 31, 2011	$906	$3,078	$1,656	$5,640	$683		$117	$800

(1)	Comprises securities purchased and sold under repurchase agreements for cash collateral; securities borrowed and lent for cash collateral; and securities borrowed and lent for securities collateral.
(2)	Includes $136 million of exposure (notional value of $174 million and fair value of $38 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured-credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.
(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

24	CIBC First Quarter 2012

Direct exposures to certain countries and regions (continued)

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total
$ millions, as at January 31, 2012	Corporate	Sovereign	Bank	Gross exposure	Collateral held (1)	Net exposure (C) (2)	direct exposure (A)+(B)+(C)

Austria	$—	$—	$36	$36	$34	$2	$203
Belgium	—	—	67	67	64	3	58
Finland	—	—	31	31	21	10	11
France	—	—	3,473	3,473	3,452	21	222
Germany	—	—	1,493	1,493	1,289	204	398
Greece	—	—	—	—	—	—	—
Ireland	—	—	194	194	184	10	22
Italy	—	—	68	68	53	15	16
Luxembourg	—	—	1	1	—	1	110
Netherlands	6	—	146	152	113	39	536
Portugal	—	—	—	—	—	—	—
Slovenia	—	—	—	—	—	—	3
Spain	—	—	6	6	4	2	3

Total Eurozone	$6	$—	$5,515	$5,521	$5,214	$307	$1,582

Denmark	$—	$—	$34	$34	$34	$—	$90
Guernsey	—	—	—	—	—	—	3
Norway	—	—	515	515	515	—	198
Russia	—	1	—	1	—	1	1
Sweden	1	—	—	1	—	1	612
Switzerland	—	—	1,489	1,489	1,466	23	459
Turkey	—	—	—	—	—	—	4
United Kingdom	60	—	724	784	679	105	2,815

Total non-Eurozone	$61	$1	$2,762	$2,824	$2,694	$130	$4,182

Total Europe	$67	$1	$8,277	$8,345	$7,908	$437	$5,764

Middle East and North Africa (3)	$—	$—	$1	$1	$—	$1	$4

Total exposure	$67	$1	$8,278	$8,346	$7,908	$438	$5,768

October 31, 2011	$32	$7	$8,569	$8,608	$8,125	$483	$6,923

(1)	Collateral on derivative MTM receivables was $2.3 billion (October 31, 2011: $1.9 billion), of which over 99% was in the form of cash. Collateral on repo-style transactions was $5.6 billion (October 31, 2011: $6.2 billion), and is comprised of cash and investment-grade debt securities.
(2)	The amounts shown are before CVA. The CVA for European counterparties was $19 million (October 31, 2011: $20 million).
(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated as carrying value for securities and notional less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Slovenia, Guernsey, Turkey, Russia and selected countries in the Middle East and North Africa.

$ millions, as at January 31, 2012	Total indirect exposure

Austria	$13
Belgium	34
Finland	13
France	518
Germany	348
Greece	16
Ireland	74
Italy	82
Luxembourg	60
Netherlands	358
Spain	153

Total Eurozone	$1,669

Denmark	$57
Norway	14
Sweden	50
Switzerland	17
United Kingdom	662

Total non-Eurozone	$800

Total exposure	$2,469

October 31, 2011	$2,559

CIBC First Quarter 2012	25

Selected exposures in certain activities

This section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 75 to 76 of the 2011 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at January 31, 2012	Drawn	Undrawn

Construction program	$161	$71
Interim program	3,475	332
Joint venture	412	210

Exposure, net of allowance	$4,048	$613

Of the above:
Net impaired	$197	$2
On credit watch list	272	4

Net exposure as at October 31, 2011	$3,379	$629

As at January 31, 2012, the allowance for credit losses for this portfolio was $106 million (October 31, 2011: $86 million). During the quarter, we recorded a provision for credit losses of $24 million (October 31, 2011: reversal of credit losses of less than $1 million; January 31, 2011: provision for credit losses of $5 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at January 31, 2012, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2011: notional of $9 million and fair value of less than $1 million).

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at January 31, 2012	Drawn	Undrawn

Manufacturing	$344	$63
Publishing and printing	40	2
Utilities	10	—
Business Services	9	13
Transportation	7	10

Exposure, net of allowance	$410	$88

Of the above:
Net impaired	$7	$—
On credit watch list	324	39

Net exposure as at October 31, 2011	$437	$91

As at January 31, 2012, the allowance for credit losses for this portfolio was $42 million (October 31, 2011: $43 million). During the quarter, the provision for credit losses was nil (October 31, 2011: provision for credit losses of $22 million; January 31, 2011: reversal of credit losses of $1 million).

U.S. leveraged finance

The following table provides a summary of our positions in this business:

$ millions, as at January 31, 2012	Drawn	Undrawn

Transportation	$101	$26
Gaming and lodging	6	1
Healthcare	2	16
Media and advertising	9	9
Manufacturing	9	13
Other	7	4

Exposure, net of allowance	$134	$69

Of the above:
Net impaired	$4	$2
On credit watch list	96	27

Net exposure as at October 31, 2011	$111	$179

As at January 31, 2012, the allowance for credit losses for this portfolio was $13 million (October 31, 2011: $13 million). During the quarter, we recorded a provision for credit losses of nil (October 31, 2011: provision for credit losses of $5 million; January 31, 2011: net reversals and recoveries of $5 million).

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

In the first quarter of 2012, we implemented the market risk amendment (MRA) which includes stressed value-at-risk and the incremental risk charge (IRC) as required by OSFI under the BCBS “Revisions to the Basel II Market Risk Framework”.

Stressed value-at-risk

The stressed value-at-risk measure is intended to replicate the value-at-risk (VaR) calculation that would be generated for our current portfolio if the relevant market risk factors were experiencing a period of stress. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio over the last five years.

Incremental risk charge

Incremental risk charge (IRC) is a default and migration risk charge for issuer credit risk held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model was done by using extensive testing, which included the liquidity horizon, recovery rate, correlation, and probability of default and migration.

26	CIBC First Quarter 2012

Trading activities

The following three tables show VaR, stressed VaR and IRC for our trading activities based on risk type under an internal models-based approach, for which we have been granted approval by OSFI.

Trading revenue for the purposes of these tables relates to portfolios that are treated as trading for regulatory capital purposes and excludes certain items, which may result in it being different than trading revenue for accounting purposes. In addition, the VaR measures exclude positions described in the “Structured credit run-off business” section of the MD&A.

Total VaR, as at January 31, 2012, was down 17% from the last quarter, driven mainly by a reduction in our interest rate, foreign exchange and debt specific risks, partly offset by an increase in commodity risk.

VaR by risk type – trading portfolio

	As at or for the three months ended

	2012 Jan. 31				2011 Oct. 31		2011 Jan. 31

$ millions	High	Low	As at	Average	As at	Average	As at	Average

Interest rate risk	$4.6	$1.2	$1.9	$1.9	$2.7	$2.5	$4.1	$3.5
Credit spread risk	1.4	0.8	0.9	1.1	1.0	1.2	0.7	0.9
Equity risk	2.8	1.4	1.8	1.8	1.6	1.8	4.1	3.8
Foreign exchange risk	1.3	0.4	0.5	0.7	1.6	0.7	1.3	1.2
Commodity risk	3.0	0.5	1.4	1.0	0.5	0.7	1.0	0.8
Debt specific risk	3.1	2.0	2.0	2.5	2.5	2.6	1.8	2.4
Diversification effect (1)	n/m	n/m	(5.0)	(5.0)	(5.7)	(5.0)	(4.5)	(5.0)

Total VaR (one-day measure)	$5.9	$3.3	$3.5	$4.0	$4.2	$4.5	$8.5	$7.6

(1)     Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m   Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the three months ended	2012 Jan. 31

	High	Low	As at	Average

Interest rate risk	$9.4	$4.0	$4.7	$6.8
Credit spread risk	4.0	1.5	1.7	2.5
Equity risk	4.7	1.2	1.4	1.9
Foreign exchange risk	6.1	0.5	2.1	1.8
Commodity risk	1.6	0.6	0.9	1.1
Debt specific risk	1.7	0.4	1.0	1.1
Diversification effect (1)	n/m	n/m	(7.7)	(9.1)

Total stressed VaR (one-day measure)	$9.6	$3.9	$4.1	$6.1

(1)     Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m   Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge (one-year measure)

$ millions, as at or for the three months ended	2012 Jan. 31

	High	Low	As at	Average

Default risk	$41.9	$17.2	$28.6	$27.8
Migration risk	59.7	26.9	26.9	44.4

Incremental risk charge (one-year measure)	$96.2	$53.1	$55.5	$72.2

Trading revenue

The trading revenue (TEB)(1) and VaR graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures. As discussed previously, trading revenue disclosed in the graph is on a regulatory capital basis.

Trading revenue (TEB)(1) was positive for 95% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $3.6 million during the quarter.

CIBC First Quarter 2012	27

Trading revenue (TEB)(1) versus VaR

(1)	For additional information, see the “Non-GAAP measures” section.

Non-trading activities

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis points increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at	2012 Jan. 31			2011 Oct. 31			2011 Jan. 31

	C$	US$	Other	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$145	$(11)	$2	$111	$(24)	$2	$95	$(3)	$2
Decrease in present value of shareholders’ equity	(47)	(63)	(38)	(188)	(84)	(34)	(70)	(89)	(19)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(209)	6	(2)	(180)	24	(2)	(165)	6	(2)
Decrease (increase) in present value of shareholders’ equity	(53)	41	38	64	59	34	(75)	76	16

200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$308	$(22)	$5	$195	$(48)	$4	$183	$(6)	$4
Decrease in present value of shareholders’ equity	(132)	(127)	(75)	(380)	(168)	(67)	(181)	(177)	(38)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(324)	5	(5)	(232)	36	(5)	(252)	10	(1)
Decrease (increase) in present value of shareholders’ equity	(213)	38	56	18	86	45	(193)	141	30

28	CIBC First Quarter 2012

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.

Balance sheet liquid assets are summarized in the following table:

	2012	2011
$ billions, as at	Jan. 31	Oct. 31

Cash	$1.1	$1.1
Deposits with banks	5.2	4.0
Securities issued by Canadian governments (1)	11.5	9.2
Other securities (2)	45.6	42.5
Cash collateral on securities borrowed	1.9	1.8
Securities purchased under resale agreements	22.8	25.6

	$88.1	$84.2

(1)    Represent government-issued or guaranteed securities with residual term to contractual maturity of more than one year.

(2)    Comprises AFS and FVO securities with residual term to contractual maturity within one year and trading securities.

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at January 31, 2012 totalled $68.6 billion (October 31, 2011: $65.2 billion).

We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk-mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.

Core personal deposits remain a primary source of retail funding and totalled $112.6 billion as at January 31, 2012 (October 31, 2011: $111.8 billion).

We were an active issuer of term debt during the quarter, raising US$3.1 billion in secured funding and $3.2 billion through the issuance of unsecured U.S. and Canadian deposit notes.

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include credit and liquidity commitments and other contractual obligations.

Details of our contractual obligations are provided on pages 84 to 85 of the 2011 Annual Report.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, operational, reputation and legal, regulatory, and environmental risks.

For additional details, see pages 85 to 87 of the 2011 Annual Report.

CIBC First Quarter 2012	29

ACCOUNTING AND CONTROL MATTERS

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the interim consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also classified as FVO financial instruments.

The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).

If a market price in an active market is not available, the fair value is estimated on the basis of valuation models.

Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.

Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).

If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (difference between the determined fair value and the transaction price) is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instrument, or when market quotes or data become observable.

In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding, and are mainly derived from the brokers’ internal valuation models.

Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis.

Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-observable market inputs (Level 3), for the structured credit run-off business and consolidated CIBC:

$ millions, as at January 31, 2012	Structured credit run-off business	Total CIBC	Total CIBC (1)

Assets
Trading securities and loans	$557	$575	1.6%
AFS securities	24	1,855	6.4
FVO securities	182	182	45.8
Derivative instruments	857	952	3.1

Liabilities
Deposits (2)	$388	$571	22.5%
Secured borrowings—FVO	—	351	98.9
Derivative instruments	1,645	1,757	5.7

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Sensitivity of Level 3 financial assets and liabilities

Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a

30	CIBC First Quarter 2012

market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.

For credit derivatives purchased from financial guarantors, our CVA is driven off market-observed credit spreads, where available and appropriate. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market credit spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default (PD) as well as loss given default (LGD). The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over equivalently rated non-financial guarantor counterparties. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we have neither experienced nor expect future credit losses.

Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.

ABS are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain FVO notes (classified as Secured borrowings) issued by a securitization trust that we consolidate are sensitive to non-observable credit spreads, which are implied from similar ABS issuances.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.

Our unhedged non-USRMM structured credit positions are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $72 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $13 million, assuming current CVA ratios remain unchanged.

A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $20 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $41 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $113 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain FVO notes (classified as Secured borrowings) issued by a securitization trust that we consolidate and are valued using non-observable credit spreads would result in a gain of approximately $35 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $14 million.

Net gains of $23 million for the quarter ended January 31, 2012 ($163 million for the quarter ended October 31, 2011) were recognized in the interim consolidated statement of income, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters.

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk, and future administration costs. We have not reflected any valuation adjustments in respect of the use of an overnight index swap (OIS) curve that some counterparties may be

CIBC First Quarter 2012	31

employing to value our collateralized derivative contracts. Market practices continue to evolve in this area and a valuation adjustment may be required in the future. We do not believe that any adjustments resulting from the use of the OIS curve to value our collateralized derivative contracts would be material to our January 31, 2012 interim consolidated financial statements.

The following table summarizes our valuation adjustments:

$ millions, as at	2012 Jan. 31	2011 Oct. 31

Securities
Market risk	$5	$4
Derivatives
Market risk	48	51
Credit risk	214	243
Administration costs	6	6

Total valuation adjustments	$273	$304

Risk factors related to fair value adjustments

We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities, other than equities that have a fair value which is not reliably measurable, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Only equities that do not have a fair value which is reliably measurable are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to periodic reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation

32	CIBC First Quarter 2012

are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.

Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical experience over an economic cycle, and are supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our historical experience.

Securitizations and SPEs

Securitization of our own assets

SIC Interpretation 12 (SIC-12), “Consolidation-Special Purpose Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. In assessing and determining whether we control a SPE, judgment is exercised to determine whether the activities of the SPE are being conducted on our behalf to obtain benefits from the SPE’s operation; whether we have the decision–making powers to control or to obtain control of the SPE or its assets; whether we have rights to obtain the majority of the benefits of the SPE’s activities; and whether we retain the majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. We sponsor several SPEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we currently consolidate.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle, that we do not consolidate, as well as to other third parties. IAS 39, “Financial Instrument Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired; or when we have transferred the rights to receive cash flows from the asset such that:

•	we have transferred substantially all the risks and rewards of the asset, or

•	we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

For additional information on our securitizations see the “Off-balance sheet arrangements” section and Note 5 to the interim consolidated financial statements.

Securitization of third-party assets

We also sponsor several SPEs that purchase pools of third-party assets. We monitor the extent to which we support these SPEs through direct investment in the debt issued by the SPEs and through the provision of liquidity protection to the other debt holders, to assess whether we should consolidate these entities.

Where we consider that CIBC should consolidate a SPE, IAS 27 “Consolidated and Separate Financial Statements” requires that we reconsider this assessment in the following circumstances: (i) when there is a change in the contractual arrangements between the parties to the SPE; or (ii) when any of the parties take steps to strengthen its position and, in doing so, acquires a greater level of control. Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at January 31, 2012, we had goodwill of $1,681 million (October 31, 2011: $1,677 million) and other intangible assets with an indefinite life of $136 million (October 31, 2011: $136 million). Goodwill is not amortized, but is assessed, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged.

CIBC First Quarter 2012	33

Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is less than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We use judgment to estimate the recoverable amounts of our CGUs and other intangible assets with an indefinite life. The recoverable amount of CGUs and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the estimates assume that entities operating in the same industry will share similar characteristics and that entity value will correlate to those characteristics. Therefore a comparison of a CGU to similar entities whose financial information is publicly available may provide a reasonable basis to estimate fair value. These models may incorporate various key assumptions, including projected earnings and price earnings multiples. Under a discounted cash flow approach, which is often used to estimate value in use, the estimates are predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow method involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business. These models may include various key assumptions including projected cash flows, levels of required capital, growth rates, terminal growth rates and discount rates. The valuations determined by all of these models are sensitive to the underlying business conditions in the markets in which the CGUs operate. As a result, changes in estimated recoverable amounts could result in the future, depending on various factors including changes in expected economic conditions in these markets.

In the third quarter of 2011, we recognized an impairment charge of $203 million in respect of goodwill relating to CIBC FirstCaribbean, which is recorded in Corporate and Other. The impairment was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region. Should there be further reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU, this would result in additional goodwill impairment charges. Reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any negative change to the discount rate or the terminal growth rate either in isolation or jointly.

For additional details, see Note 13 to the interim consolidated financial statements.

Income taxes

We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.

This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.

We are also required to establish a deferred income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as all or a portion of the collective allowance for credit losses and loss carryforwards.

As at January 31, 2012, we had available gross deferred income tax assets of $645 million (October 31, 2011: $676 million) before a valuation allowance of $32 million (October 31, 2011: $32 million), and gross deferred income tax liabilities of $39 million (October 31, 2011: $51 million). We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our deferred income tax assets. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards.

Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax assets, net of the valuation allowance, will be realized.

Income tax accounting impacts all our reporting segments.

For further details of our income taxes, see Notes 8 and 13 to the interim consolidated financial statements.

Contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters,

34	CIBC First Quarter 2012

individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Notes 24 and 31 to our 2011 annual consolidated financial statements. There were no significant developments in those matters, and no significant new matters arose during the quarter ended January 31, 2012.

Gain on reduction of unfunded commitment on a variable funding note

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note-holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until July 20, 2012. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

Post-employment and other long-term benefit plan assumptions

We are the sponsor of defined benefit pension plans including post-employment pension (pension plans) and post-employment medical and dental (other post-employment plans) for eligible employees. We also continue to sponsor a long-term disability income replacement benefit (LTD) plan and associated medical and dental benefits (collectively, other long-term benefit plans). The LTD plan was closed to new claims effective June 1, 2004.

The expense and obligations of the pension, other post-employment, and other long-term benefit plans, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected returns on assets, health-care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in determining pension, other post-employment, and other long-term benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments.

Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all of the expected benefits payments for our Canadian plans. As a result, for our Canadian pension plans and other post-employment plans, we estimate the yields of high-quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short and medium term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.

Actual results that differ from the assumptions are accumulated and amortized over future periods to the extent they exceed the threshold established by the corridor method and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2011, the net amount of unamortized actuarial losses was $257 million in respect of pension plans and $23 million in respect of other post-employment benefit plans.

Our pension plans are funded to or above the amounts required by relevant legislation or plan terms. During 2011, we contributed $281 million to the defined benefit pension plans, which included $108 million above the minimum

CIBC First Quarter 2012	35

required. Our 2011 funding contributions to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).

Our principal other post-employment benefit plan is unfunded. We fund benefit payments for this post-employment plan as incurred. During 2011, these benefit payments totalled $27 million. Our LTD plan is a funded plan. During 2011, we contributed $15 million to the trust.

Management has approved assumptions that are being used for the 2012 expense calculation. The approved weighted-average discount rate for defined benefit plans and weighted-average expected long-term rate of return on plan assets for the funded defined benefit plans are unchanged from those used for the 2011 expense calculations.

For further details of our annual pension and other post-employment expense and liability, see Note 13 to the interim consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, secured borrowings, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 1 to the interim consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Transition to International Financial Reporting Standards

We transitioned to IFRS effective November 1, 2011 and as a result this first quarter of 2012 interim report represents our first interim report prepared under IFRS.

The results and balances of our 2011 comparative year have been restated to reflect the retrospective adoption of IFRS effective November 1, 2010. Note 12 contains reconciliations of our 2011 Canadian GAAP financial results to the 2011 IFRS financial results included elsewhere in the consolidated financial statements.

Our selection of optional exemptions and the discussion of the mandatory exceptions applied in the preparation of our November 1, 2010 opening IFRS consolidated balance sheet are provided in section A of Note 12, including our decision to apply the “fresh-start” elections that resulted in both: (i) the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 through retained earnings, and (ii) the reclassification of $575 million of accumulated net foreign exchange losses on foreign operations, net of the hedge gains and losses, from AOCI to retained earnings.

Section B of Note 12 discusses other differences between IFRS and Canadian GAAP that gave rise to adjustments in our consolidated balance sheet and consolidated statements of income and comprehensive income. The most significant change to our consolidated balance sheet was a gross-up of approximately $29 billion to our assets and liabilities from the transfer of securitized residential mortgages to a government-sponsored trust accounted as secured borrowings under IFRS, rather than as sales under Canadian GAAP. The most significant impact on our net income was due to the $203 million goodwill impairment charge relating to CIBC FirstCaribbean that we recognized only under IFRS in the third quarter of 2011.

Note 13 to the interim consolidated financial statements contains IFRS disclosures related to the 2011 comparative period that are generally only required on an annual basis and that were not previously provided in the 2011 Canadian GAAP consolidated financial statements either because of an IFRS measurement difference or the absence of an equivalent Canadian GAAP disclosure requirement.

Future accounting policy changes

For details on the future accounting policy changes, see Note 14 to the interim consolidated financial statements.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2012, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

36	CIBC First Quarter 2012

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Contents
38	Consolidated balance sheet
39	Consolidated statement of income
40	Consolidated statement of comprehensive income
41	Consolidated statement of changes in equity
42	Consolidated statement of cash flows
43	Notes to the interim consolidated financial statements

43	Note 1	–	Basis of preparation and summary of significant accounting policies
54	Note 2	–	Fair value of financial instruments
56	Note 3	–	Securities
57	Note 4	–	Loans
58	Note 5	–	Structured entities and derecognition of financial assets
61	Note 6	–	Share capital
62	Note 7	–	Post-employment benefit expense
63	Note 8	–	Income taxes
63	Note 9	–	Earnings per share
64	Note 10	–	Contingent liabilities
64	Note 11	–	Segmented information
66	Note 12	–	Transition to International Financial Reporting Standards
92	Note 13	–	Additional annual disclosures under IFRS
109	Note 14	–	Accounting developments

CIBC First Quarter 2012	37

CONSOLIDATED BALANCE SHEET

	2012	2011	2010
Unaudited, $ millions, as at	Jan. 31	Oct. 31	Nov. 1

ASSETS
Cash and non-interest-bearing deposits with banks	$1,515	$1,481	$1,817

Interest-bearing deposits with banks	4,745	3,661	9,005

Securities
Trading	35,582	32,713	29,074
Available-for-sale (AFS) (Note 3)	28,826	27,118	24,369
Designated at fair value (FVO)	397	464	875

	64,805	60,295	54,318

Cash collateral on securities borrowed	1,866	1,838	2,401

Securities purchased under resale agreements	22,835	25,641	34,722

Loans
Residential mortgages	151,458	150,509	143,284
Personal	34,866	34,842	34,335
Credit card	15,433	15,744	15,914
Business and government	41,691	39,663	37,946
Allowance for credit losses (Note 4)	(1,849)	(1,803)	(1,886)

	241,599	238,955	229,593

Other
Derivative instruments	30,388	28,270	24,700
Customers’ liability under acceptances	9,120	9,454	7,633
Land, buildings and equipment	1,572	1,580	1,568
Goodwill	1,681	1,677	1,907
Software and other intangible assets	638	633	579
Investments in equity-accounted associates and joint ventures	1,392	1,394	495
Other assets	9,293	8,879	10,570

	54,084	51,887	47,452

	$391,449	$383,758	$379,308

LIABILITIES AND EQUITY
Deposits
Personal	$117,444	$116,592	$113,294
Business and government	120,150	117,143	115,841
Bank	5,575	4,177	5,618

	243,169	237,912	234,753

Obligations related to securities sold short	8,359	10,316	9,673

Cash collateral on securities lent	2,201	2,850	4,306

Secured borrowings	52,968	51,308	43,518

Capital Trust securities	1,679	1,594	1,600

Obligations related to securities sold under repurchase agreements	10,846	8,564	20,651

Other
Derivative instruments	30,808	28,792	25,363
Acceptances	9,128	9,489	7,633
Other liabilities	10,876	11,704	12,239

	50,812	49,985	45,235

Subordinated indebtedness	5,129	5,138	4,773

Equity
Preferred shares (Note 6)	2,306	2,756	3,156
Common shares (Note 6)	7,537	7,376	6,804
Contributed surplus	87	93	98
Retained earnings	5,873	5,457	4,157
Accumulated other comprehensive income (AOCI)	320	245	416

Total shareholders’ equity	16,123	15,927	14,631
Non-controlling interests	163	164	168

Total equity	16,286	16,091	14,799

	$391,449	$383,758	$379,308

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

38	CIBC First Quarter 2012

CONSOLIDATED STATEMENT OF INCOME

	For the three months ended
	2012	2011	2011
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Interest income
Loans	$2,540	$2,536	$2,586
Securities	388	350	348
Securities borrowed or purchased under resale agreements	76	82	96
Deposits with banks	11	15	18

	3,015	2,983	3,048

Interest expense
Deposits	622	625	673
Secured borrowings	293	335	309
Securities sold short	87	89	93
Securities lent or sold under repurchase agreements	52	47	82
Subordinated indebtedness	52	52	55
Capital Trust securities	36	36	34
Other	31	23	32

	1,173	1,207	1,278

Net interest income	1,842	1,776	1,770

Non-interest income
Underwriting and advisory fees	107	94	162
Deposit and payment fees	190	192	186
Credit fees	97	97	92
Card fees	164	152	156
Investment management and custodial fees	102	104	100
Mutual fund fees	212	210	207
Insurance fees, net of claims	82	86	79
Commissions on securities transactions	101	109	139
Trading income (loss)	61	(77)	71
AFS securities gains, net	52	236	61
FVO (losses) gains, net	(24)	52	(62)
Foreign exchange other than trading	30	48	72
Income from equity-accounted associates and joint ventures	62	9	60
Other	79	107	1

	1,315	1,419	1,324

Total revenue	3,157	3,195	3,094

Provision for credit losses (Note 4)	338	306	283

Non-interest expenses
Employee compensation and benefits	1,013	1,054	1,028
Occupancy costs	173	177	162
Computer, software and office equipment	241	254	243
Communications	79	76	74
Advertising and business development	49	61	46
Professional fees	39	58	36
Business and capital taxes	13	5	12
Other	184	235	204

	1,791	1,920	1,805

Income before income taxes	1,028	969	1,006
Income taxes	193	212	243

Net income	$835	$757	$763

Net income attributable to non-controlling interests	$3	$3	$3

Preferred shareholders	$56	$38	$42
Common shareholders	776	716	718

Net income attributable to equity shareholders	$832	$754	$760

Earnings per share (in dollars) (Note 9) -Basic	$1.94	$1.80	$1.82
-Diluted	1.93	1.79	1.80
Dividends per common share (in dollars)	0.90	0.90	0.87

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2012	39

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended
	2012	2011	2011
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Net income	$835	$757	$763

Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	41	224	(93)
Net (gains) losses on investments in foreign operations reclassified to net income	1	—	—
Net gains (losses) on hedges of investments in foreign operations	(19)	(92)	29
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(1)	—	—

	22	132	(64)

Net change in AFS securities
Net gains (losses) on AFS securities	85	(1)	(42)
Net (gains) losses on AFS securities reclassified to net income	(40)	(145)	(55)

	45	(146)	(97)

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	3	15	(18)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	5	(8)	4

	8	7	(14)

Total OCI(1)	75	(7)	(175)

Comprehensive income	$910	$750	$588

Comprehensive income attributable to non-controlling interests	$3	$3	$3

Preferred shareholders	$56	$38	$42
Common shareholders	851	709	543

Comprehensive income attributable to equity shareholders	$907	$747	$585

(1)	Includes $3 million of gains (October 31, 2011: $7 million of losses; January 31, 2011: $4 million of losses) relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended
	2012	2011	2011
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(1)	$(4)	$—
Net gains (losses) on hedges of investments in foreign operations	5	22	(7)

	4	18	(7)

Net change in AFS securities
Net gains (losses) on AFS securities	(34)	(10)	8
Net (gains) losses on AFS securities reclassified to net income	15	66	34

	(19)	56	42

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(2)	(6)	8
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(1)	3	(3)

	(3)	(3)	5

	$(18)	$71	$40

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

40	CIBC First Quarter 2012

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the three months ended
Unaudited, $ millions	2012 Jan. 31	2011 Oct. 31	2011 Jan. 31

Preferred shares
Balance at beginning of period	$2,756	$2,756	$3,156
Redemption of preferred shares	(450)	—	—

Balance at end of period	$2,306	$2,756	$3,156

Common shares
Balance at beginning of period	$7,376	$7,254	$6,804
Issue of common shares	161	126	147
Treasury shares	—	(4)	—

Balance at end of period	$7,537	$7,376	$6,951

Contributed surplus
Balance at beginning of period	$93	$91	$98
Stock option expense	3	3	1
Stock options exercised	(9)	(2)	(2)
Other	—	1	1

Balance at end of period	$87	$93	$98

Retained earnings
Balance at beginning of period	$5,457	$5,100	$4,157
Net income attributable to equity shareholders	832	754	760
Dividends
Preferred	(38)	(38)	(42)
Common	(360)	(359)	(342)
Premium on redemption of preferred shares	(18)	—	—

Balance at end of period	$5,873	$5,457	$4,533

AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(88)	$(220)	$—
Net change in foreign currency translation adjustments	22	132	(64)

Balance at end of period	$(66)	$(88)	$(64)

Net gains (losses) on AFS securities
Balance at beginning of period	$338	$484	$397
Net change in AFS securities	45	(146)	(97)

Balance at end of period	$383	$338	$300

Net gains (losses) on cash flow hedges
Balance at beginning of period	$(5)	$(12)	$19
Net change in cash flow hedges	8	7	(14)

Balance at end of period	$3	$(5)	$5

Total AOCI, net of tax	$320	$245	$241

Non-controlling interests
Balance at beginning of period	$164	$156	$168
Net income attributable to non-controlling interests	3	3	3
Dividends	(2)	—	(4)
Other	(2)	5	(4)

Balance at end of period	$163	$164	$163

Equity at end of period	$16,286	$16,091	$15,142

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2012	41

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
Unaudited, $ millions	2012 Jan. 31	2011 Oct. 31	2011 Jan. 31

Cash flows provided by (used in) operating activities
Net income	$835	$757	$763
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	338	306	283
Amortization (1)	91	90	89
Stock option expense	3	3	1
Deferred income taxes	15	34	218
AFS securities gains, net	(52)	(236)	(61)
Net gains on disposal of land, buildings and equipment	—	—	(3)
Other non-cash items, net	131	212	(117)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(1,084)	14,865	(9,459)
Loans, net of repayments	(2,951)	(3,132)	(1,507)
Deposits, net of withdrawals	4,580	(7,423)	11,317
Obligations related to securities sold short	(1,957)	(489)	1,777
Accrued interest receivable	5	(41)	147
Accrued interest payable	(368)	224	(352)
Derivative assets	(3,095)	(3,622)	5,138
Derivative liabilities	3,616	4,757	(5,264)
Trading securities	(2,869)	903	(3,540)
FVO securities	67	53	(26)
Other FVO assets and liabilities	125	(1,083)	(234)
Current income taxes	(555)	117	(106)
Cash collateral on securities lent	(649)	(2,198)	(827)
Obligations related to securities sold under repurchase agreements	2,282	(5,949)	2,254
Secured borrowings	1,456	1,636	2,816
Cash collateral on securities borrowed	(28)	1,876	1,106
Securities purchased under resale agreements	2,806	5,681	(4,700)
Other, net	(354)	169	531

	2,388	7,510	244

Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	—	—	1,500
Redemption/repurchase of subordinated indebtedness	—	(19)	—
Redemption of preferred shares	(468)	(412)	(604)
Issue of common shares, net	161	126	147
Net proceeds from treasury shares	—	(4)	—
Dividends paid	(398)	(397)	(384)
Other, net	(9)	48	105

	(714)	(658)	764

Cash flows provided by (used in) investing activities
Purchase of AFS securities	(14,408)	(12,672)	(8,713)
Proceeds from sale of AFS securities	6,727	2,249	2,403
Proceeds from maturity of AFS securities	6,087	3,957	4,966
Net cash used in acquisitions	(3)	(831)	(6)
Net purchase of land, buildings and equipment	(45)	(91)	(27)

	(1,642)	(7,388)	(1,377)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	2	12	(8)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	34	(524)	(377)
Cash and non-interest-bearing deposits with banks at beginning of period	1,481	2,005	1,817

Cash and non-interest-bearing deposits with banks at end of period (2)	$1,515	$1,481	$1,440

Cash interest paid	$1,541	$983	$1,630
Cash income taxes paid	733	61	131
Cash interest and dividends received	3,020	2,942	3,195

(1)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash balances of $252 million (October 31, 2011: $257 million; January 31, 2011: $227 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC First Quarter 2012

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Basis of preparation and summary of significant accounting policies

Basis of preparation

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These are CIBC’s first interim consolidated financial statements prepared in accordance with IAS 34 “Interim Financial Statements” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

An explanation of how the transition to IFRS has affected the equity, net income, comprehensive income, and cash flows of CIBC is provided in Note 12.

Subject to certain transitional elections disclosed in Note 12, CIBC has consistently applied the same accounting policies in preparing its opening IFRS consolidated balance sheet as at November 1, 2010 and throughout all periods presented, as if these policies had always been applied.

While these interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements, Note 13 discloses additional IFRS information for the year ended October 31, 2011 that helps to provide an understanding of the comparative IFRS financial information in Note 12 as at and for the year ended October 31, 2011.

These interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated, which is CIBC’s functional currency.

These interim consolidated financial statements were authorized for issue by the Board of Directors on March 7, 2012.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, the allowance for credit losses, the evaluation of control of special purpose entities (SPEs), asset impairment, income taxes, contingent liabilities and employee benefits. Actual results could differ from these estimates and assumptions.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which CIBC has control, where control is defined as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Control is presumed to exist where we hold, either directly or indirectly, 50% or more of the voting rights of an entity. Generally, CIBC has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date that control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our principal subsidiaries are provided in Note 28 to our 2011 annual consolidated financial statements.

Special purpose entities

SPEs are created to accomplish a narrow and well-defined objective. We consolidate a SPE if an assessment of the relevant factors indicates that we control the SPE. The assessment of whether we have control over a SPE is performed at inception and is based on an evaluation of the substance of our relationship with the SPE and the risks and rewards.

The following factors may indicate a relationship in which we in substance control and consequently consolidate a SPE:

•	the activities of the SPE are being conducted according to our specific business needs so that we obtain benefits from the SPE’s operations;

•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, we have delegated these decision-making powers;

•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or

•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from the SPE’s activities.

Consolidation conclusions are reassessed whenever there is a change in the substance of the relationship with a SPE. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the SPE, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the SPE that were not contemplated originally and changes in the financing structure of the SPE. As part of the reassessment process, we update

CIBC First Quarter 2012	43

assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information is taken into account.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests (NCI) are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Where we are a party to a contractual arrangement whereby, together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

Profits on transactions with our associates and joint ventures are eliminated to the extent of our interest in the respective associates or joint ventures. Losses are also eliminated to the extent of our interest in the associates or joint ventures unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the reporting date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI. A deferred income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign operation when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.

Any accumulated exchange gains and losses and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. A disposal occurs when we have lost control, significant influence or joint control of a foreign operation. A partial disposal occurs when there has been any reduction in our ownership interest of a foreign operation other than that described above. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option—FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management’s intent with respect to a particular non-derivative financial asset. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest method.

44	CIBC First Quarter 2012

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we did not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest method. Refer to the “Impairment of financial assets” policy for our accounting for impaired loans. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are re-measured at fair value as at the reporting date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss) except to the extent they are economically hedging a FVO asset or liability, in which case the gains and losses are included in FVO (losses) gains, net. Dividends and interest income earned and interest expense incurred are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transactions costs. Only equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

Refer to the “Impairment of financial assets” policy for our accounting for the impairment of AFS financial assets.

Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO also includes financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the contract but are not bifurcated.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO (losses) gains, net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). See Note 13 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

CIBC First Quarter 2012	45

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest method. Fees received for commitments that are not expected to result in a loan are included in Non- interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued on an effective yield basis and separately disclosed in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as secured borrowing transactions with interest expense accrued using the effective interest method and are included in Interest expense – Secured borrowings on our consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest on cash collateral paid and received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Other, respectively.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•	Credit card loans are not classified as impaired and are fully written off when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to not impaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when there is no realistic prospect of future recovery. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC or in certain circumstances when the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. In subsequent periods, any recoveries of amounts previously written-off are credited to the provision for credit losses.

Allowance for credit losses

Allowances for credit losses consist of individual and collective components:

46	CIBC First Quarter 2012

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish allowances for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses—for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:

•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical experience over an economic cycle, and are supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:

•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are recognized in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI. We assess impairment for perpetual preferred shares using the equity impairment model.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates. While our derivative trading activities are primarily driven by client trading activities, we may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as Derivative instruments. Any realized and

CIBC First Quarter 2012	47

unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of both over-the-counter (OTC) and exchange-traded derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 13 for further information on the valuation of derivatives.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income.

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments – Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Derivatives that do not qualify for hedge accounting are measured at fair value through profit or loss. See “Derivatives that do not qualify for hedge accounting” below.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, hedging forecasted foreign currency denominated cash flows and hedging certain share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging instruments relating to the changes in foreign currency spot rates is included in OCI (after-tax) until the net investment is disposed of, at which

48	CIBC First Quarter 2012

time an appropriate portion of the accumulated foreign exchange gains and losses and any applicable taxes in AOCI are recognized in FXOTT and in income taxes, respectively. Changes in the fair value of the hedging derivatives attributable to the forward points are excluded from the assessment of hedge effectiveness, and are immediately included in FXOTT along with any ineffectiveness.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO income (loss). The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host contract on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The host instrument asset and liability are accreted to their maturity value through interest expense and interest income, respectively, using the effective interest method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument. Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, these transactions are accounted for as secured borrowing transactions.

Securitizations to non-consolidated entities are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;

•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: i) transferred substantially all the risks and rewards of ownership, or ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We apply the FVO to the commitments and measure them based on an estimate of the commitments expected to be exercised. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the commitments and the associated economic hedges are included in FVO (losses) gains, net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make

CIBC First Quarter 2012	49

payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component (net of tax) of total equity. It includes net unrealized gains and losses on AFS equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges.

Liabilities and equity

We classify financial instruments as an asset, liability, or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as deductions from the proceeds, net of tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings—40 years

•	Computer equipment—3 to 7 years

•	Office furniture and other equipment— 4 to 15 years

•	Leasehold improvements—over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

Investment property

Investment property is property, owned or underlying a finance lease, held either to earn rental income or for capital appreciation or for both. We have classified a portion of a property underlying a finance lease arrangement as investment property since we sub-lease this portion to a third party. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment

50	CIBC First Quarter 2012

management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 2 to 10 years

•	Contract-based intangibles – 8 to 15 years

•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying value of non-financial assets with definite useful lives, including land, building and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. When impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation, if no impairment had been recognized. Impairment reversals are recognized in the consolidated statement of income in the period in which they occur.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in the same statement in which the related item appears.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

        A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-

CIBC First Quarter 2012	51

employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of the expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation. Unrecognized actuarial gains and losses, past service costs and the fair value of plan assets are deducted from the defined benefit obligation to arrive at the net obligation. Plan assets are measured at fair value as at the reporting date.

The expected return on plan assets is based on our best estimate of the long-term expected rate of return on the fair value of plan assets at the beginning of the reporting period.

Past service costs from plan amendments are recognized in the year that they arise to the extent that the associated benefits are fully vested. Unvested past service costs are amortized on a straight-line basis over the vesting period of the associated benefits.

Net actuarial gains and losses that arise are recognized based on the ‘corridor’ approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceed the corridor are recognized in the consolidated statement of income over the expected average remaining service life of employees participating in the plan.

The expected average remaining service life of employees participating in our defined benefit pension plans is 10 years. The expected average remaining service life of employees participating in our other post-employment benefit plans is 8 years.

The net defined benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). In order to calculate the present value of economic benefits, consideration is given to minimum funding requirements that apply to the plan. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any net defined benefit surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. A change in the asset ceiling limit is not recognized in the consolidated statement of income to the extent that the gain or loss arises solely as a result of actuarial gains or losses.

When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to directors and certain employees in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation period, the service commencement date is considered to be the start of the fiscal year preceding the grant-date. The service commencement date in respect of special awards granted outside of the annual cycle is the grant-date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, and estimates are revised to reflect changes in expected forfeitures.

52	CIBC First Quarter 2012

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including a performance factor. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant-date fair value. Where the service commencement date precedes the grant-date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant-date, with the estimated fair value adjusted to the actual fair value at the grant-date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in contributed surplus, are credited to common share capital. If left to expire, the compensation expense remains in contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant-date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense or credit in the period in which the change occurs.

Our contributions under the Employee Share Purchase Plan are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA, DSU, and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. Gains or losses on these derivatives are recognized in OCI and are reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income.

Fee and commission income

The recognition of fee and commission income is determined by the purpose for the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over a 12-month period.

Investment management and custodial fees are primarily investment, estate and trust management fees and are recognized on an accrual basis. Prepaid fees are deferred and amortized over the contract term.

Mutual fund fees are recognized on an accrual basis.

Earnings per share

We present basic and diluted earnings per share (EPS) for our ordinary common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of common shares outstanding during the period.

Diluted EPS is determined as net income attributable to CIBC common shareholders minus dividends and premiums on non-dilutive preferred shares classified as equity, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of: (i) exercising the stock options based on the treasury stock method, and (ii) converting convertible preferred shares to common shares based on their redemption value. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

CIBC First Quarter 2012	53

2. Fair value of financial instruments

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

	Level 1			Level 2			Level 3
	Quoted market price			Valuation technique – observable market inputs			Valuation technique – non-observable market inputs			Total		Total		Total
$ millions, as at	Jan. 31 2012	Oct. 31 2011	Nov. 1 2010	Jan. 31 2012	Oct. 31 2011	Nov. 1 2010	Jan. 31 2012	Oct. 31 2011	Nov. 1 2010	Jan. 31 2012		Oct. 31 2011		Nov. 1 2010

Financial assets
Trading securities
Government issued or guaranteed	$2,713	$3,532	$4,158	$7,216	$4,686	$9,965	$—	$—	$—	$9,929		$8,218		$14,123
Corporate equity	20,103	19,197	11,819	2,842	2,636	1,089	—	—	—	22,945		21,833		12,908
Corporate debt	6	—	—	1,372	1,201	1,039	—	—	20	1,378		1,201		1,059
Mortgage- and asset-backed	—	—	—	773	902	175	557	559	809	1,330		1,461		984
Trading loans
Business and government	566	257	1,000	—	—	—	18	11	11	584		268		1,011

	$23,388	$22,986	$16,977	$12,203	$9,425	$12,268	$575	$570	$840	$36,166		$32,981		$30,085

AFS securities
Government issued or guaranteed	$6,478	$4,872	$6,957	$15,370	$13,486	$8,706	$—	$—	$—	$21,848		$18,358		$15,663
Corporate equity	68	115	108	—	—	5	696	718	905	764		833		1,018
Corporate debt	—	—	—	3,001	3,816	2,713	8	9	23	3,009		3,825		2,736
Mortgage- and asset-backed	—	—	—	2,054	2,777	3,398	1,151	1,325	1,554	3,205		4,102		4,952

	$6,546	$4,987	$7,065	$20,425	$20,079	$14,822	$1,855	$2,052	$2,482	$28,826		$27,118		$24,369

Derivative instruments
Interest rate	$5	$50	$7	$22,212	$20,008	$16,335	$84	$80	$79	$22,301		$20,138		$16,421
Foreign exchange	—	—	—	5,957	6,068	5,669	—	—	—	5,957		6,068		5,669
Credit	—	—	—	—	2	5	857	1,019	1,340	857		1,021		1,345
Equity	71	133	202	236	291	487	11	10	22	318		434		711
Precious metal	7	17	—	88	45	25	—	—	—	95		62		25
Other commodity	142	135	70	718	412	454	—	—	5	860		547		529

	$225	$335	$279	$29,211	$26,826	$22,975	$952	$1,109	$1,446	$30,388		$28,270		$24,700

FVO securities	—	—	—	215	266	605	182	198	270	397		464		875

Total	$30,159	$28,308	$24,321	$62,054	$56,596	$50,670	$3,564	$3,929	$5,038	$95,777		$88,833		$80,029

Financial liabilities
Deposits	$—	$—	$—	$(1,962)	$(1,170)	$(2,397)	$(571)	$(583)	$(891)	$(2,533	)(1)	$(1,753	)(1)	$(3,288	)(1)
Secured borrowings and other liabilities—FVO	—	—	—	(4)	—	—	(351)	(372)	(359)	(355)		(372)		(359)
Obligations related to securities sold short	(4,418)	(5,150)	(3,793)	(3,941)	(5,166)	(5,880)	—	—	—	(8,359)		(10,316)		(9,673)

	$(4,418)	$(5,150)	$(3,793)	$(5,907)	$(6,336)	$(8,277)	$(922)	$(955)	$(1,250)	$(11,247)		$(12,441)		$(13,320)

Derivative instruments
Interest rate	$(1)	$(45)	$(6)	$(21,659)	$(19,667)	$(16,656)	$(91)	$(84)$	(85)	$(21,751)		$(19,796)		$(16,747)
Foreign exchange	—	—	—	(5,662)	(5,524)	(5,412)	—	—	—	(5,662)		(5,524)		(5,412)
Credit	—	—	—	—	—	—	(1,645)	(1,787)	(2,061)	(1,645)		(1,787)		(2,061)
Equity	(40)	(90)	(178)	(924)	(956)	(428)	(2)	(48)	(57)	(966)		(1,094)		(663)
Precious metal	(3)	(16)	—	(86)	(34)	(30)	—	—	—	(89)		(50)		(30)
Other commodity	(140)	(81)	(86)	(536)	(442)	(335)	(19)	(18)	(29)	(695)		(541)		(450)

	$(184)	$(232)	$(270)	$(28,867)	$(26,623)	$(22,861)	$(1,757)	$(1,937)	$(2,232)	$(30,808)		$(28,792)		$(25,363)

Total	$(4,602)	$(5,382)	$(4,063)	$(34,774)	$(32,959)	$(31,138)	$(2,679)	$(2,892)	$(3,482)	$(42,055)		$(41,233)		$(38,683)

(1)	Comprises FVO deposits of $2,291 million (October 31, 2011: $1,523 million; November 1, 2010: $2,993 million) and bifurcated embedded derivatives of $242 million (October 31, 2011: $230 million; November 1, 2010: $295 million).

During the quarter, there were no transfers of financial instruments between the levels.

The net gain recognized in the interim consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter ended January 31, 2012 was $23 million (a net gain of $163 million for the quarter ended October 31, 2011).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

54	CIBC First Quarter 2012

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance

Jan. 31, 2012
Trading securities and loans	$570	$11	$16	$—	$—	$—	$—	$—	$(22)	$575
AFS securities	2,052	11	(6)	(9)	—	203	—	(184)	(212)	1,855
FVO securities	198	3	(12)	—	—	—	—	—	(7)	182
Derivative assets	1,109	2	(98)	—	—	—	—	—	(61)	952

Total assets	$3,929	$27	$(100)	$(9)	$—	$203	$—	$(184)	$(302)	$3,564

Deposits (3)	$(583)	$1	$6	$—	$—	$—	$(12)	$2	$15	$(571)
Secured borrowings-FVO	(372)	—	3	—	—	—	—	18	—	(351)
Derivative liabilities	(1,937)	5	81	—	—	—	—	—	94	(1,757)

Total liabilities	$(2,892)	$6	$90	$—	$—	$—	$(12)	$20	$109	$(2,679)

Oct. 31, 2011
Trading securities and loans	$591	$(84)	$82	$—	$—	$—	$—	$(1)	$(18)	$570
AFS securities	2,459	170	(17)	(149)	—	39	(227)	—	(223)	2,052
FVO securities	217	4	(7)	—	—	—	—	—	(16)	198
Derivative assets	982	(66)	219	—	—	—	1	—	(27)	1,109

Total assets	$4,249	$24	$277	$(149)	$—	$39	$(226)	$(1)	$(284)	$3,929

Deposits (3)	$(680)	$27	$54	$—	$12	$—	$—	$4	$—	$(583)
Secured borrowings-FVO	(371)	—	(2)	—	—	—	—	1	—	(372)
Derivative liabilities	(1,769)	21	(238)	—	—	—	(1)	2	48	(1,937)

Total liabilities	$(2,820)	$48	$(186)	$—	$12	$—	$(1)	$7	$48	$(2,892)

(1)	Includes foreign currency gains and losses.
(2)	Unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Comprises FVO deposits of $432 million (October 31, 2011: $432 million; November 1, 2010: $651 million) and bifurcated embedded derivatives of $139 million (October 31, 2011: $151 million; November 1, 2010: $240 million).

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.

Asset-backed securities (ABS) are sensitive to credit spreads, which we consider to be a non-observable market input.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain FVO notes (classified as Secured borrowings) issued by a securitization trust that we consolidate are sensitive to non-observable credit spreads, which are implied from similar ABS issuances.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $72 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $13 million, assuming current credit value adjustment (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $20 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $41 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $113 million.

A 10% reduction in the MTM of certain FVO deposits

CIBC First Quarter 2012	55

which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain FVO notes (classified as Secured borrowings) issued by a securitization trust that we consolidate and are valued using non-observable credit spreads would result in a gain of approximately $35 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $14 million.

Fair value option

The impact of changes in credit risk on our outstanding FVO designated liabilities was $1 million loss for the quarter ended January 31, 2012 (October 31, 2011: $1 million loss; January 31, 2011: nil).

3.	Securities

$ millions, as at	2012 Jan. 31				2011 Oct. 31				2010 Nov. 1

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$6,059	$94	$(4)	$6,149	$4,802	39	(7)	$4,834	4,768	5	(2)	$4,771
Other Canadian governments	6,606	146	(41)	6,711	6,159	69	(2)	6,226	4,182	81	—	4,263
U.S. Treasury	5,888	11	(1)	5,898	3,653	8	—	3,661	3,343	5	—	3,348
Other foreign governments	3,080	37	(27)	3,090	3,607	40	(10)	3,637	3,251	47	(17)	3,281
Mortgage-backed securities	2,008	38	(1)	2,045	2,752	46	(2)	2,796	3,374	50	(3)	3,421
Asset-backed securities	1,144	16	—	1,160	1,287	19	—	1,306	1,538	30	(37)	1,531
Corporate public debt	2,979	25	(21)	2,983	3,800	18	(18)	3,800	2,659	18	(1)	2,676
Corporate public equity	38	30	—	68	69	46	—	115	68	45	—	113
Corporate private debt	25	1	—	26	25	—	—	25	52	9	(1)	60
Corporate private equity	431	273	(8)	696	446	277	(5)	718	561	357	(13)	905

	$28,258	$671	$(103)	$28,826	$26,600	$562	$(44)	$27,118	$23,796	$647	$(74)	$24,369

As at January 31, 2012, the amortized cost of 133 AFS securities that are in a gross unrealized loss position (October 31, 2011: 157 securities; November 1, 2010: 151 securities) exceeded their fair value by $103 million (October 31, 2011: $44 million; November 1, 2010: $74 million). The securities that have been in a gross unrealized loss position for more than a year include 16 AFS securities (October 31, 2011: 17 AFS securities; November 1, 2010: 8 AFS securities), with a gross unrealized loss of $5 million (October 31, 2011: $3 million; November 1, 2010: $4 million).

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. Trust preferred securities are excluded from the following tables as they were reclassified from loans and receivables to FVO upon transition to IFRS on November 1, 2010. During the quarter ended January 31, 2012, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

Reclassification of financial instruments

$ millions, as at	2012 Jan. 31		2011 Oct. 31		2010 Nov. 1

	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	value	value	value	value	value

Trading assets previously reclassified to loans and receivables	$4,017	$4,135	$4,077	$4,219	$5,850	$5,998
Trading assets previously reclassified to AFS	20	20	33	33	55	55

Total financial assets reclassified	$4,037	$4,155	$4,110	$4,252	$5,905	$6,053

56	CIBC First Quarter 2012

$ millions, for the three months ended	2012 Jan. 31	2011 Oct. 31	2011 Jan. 31
Net income (loss) (before taxes) recognized on assets reclassified
Interest income	$27	$28	$15
Impairment write-downs	—	(25)	—

	$27	$3	$15

Net income (loss) (before taxes) recognized on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$24	$(96)	$54
On trading assets previously reclassified to AFS	—	1	—

	$24	$(95)	$54

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

4. Loans

Allowance for credit losses

		As at or for the three months ended
$ millions		Individual allowance	Collective allowance	Total allowance
Jan. 31	Balance at beginning of period	$366	$1,485	$1,851
2012	Provision for credit losses	56	282	338
	Write-offs	(4)	(318)	(322)
	Recoveries	1	39	40
	Interest income on impaired loans	(12)	(4)	(16)
	Other	4	—	4

	Balance at end of period	$411	$1,484	$1,895

	Comprises:
	Loans	$411	$1,438	$1,849
	Undrawn credit facilities (1)	—	46	46

Oct. 31	Balance at beginning of period	$361	$1,507	$1,868
2011	Provision for credit losses	64	242	306
	Write-offs	(69)	(294)	(363)
	Recoveries	3	33	36
	Interest income on impaired loans	(7)	(3)	(10)
	Other	14	—	14

	Balance at end of period	$366	$1,485	$1,851

	Comprises:
	Loans	$366	$1,437	$1,803
	Undrawn credit facilities (1)	—	48	48

Jan. 31	Balance at beginning of period	$345	$1,605	$1,950
2011	Provision for credit losses	21	262	283
	Write-offs	(1)	(313)	(314)
	Recoveries	2	34	36
	Interest income on impaired loans	(10)	(4)	(14)
	Other	(3)	(1)	(4)

	Balance at end of period	$354	$1,583	$1,937

	Comprises:
	Loans	$354	$1,520	$1,874
	Undrawn credit facilities (1)	—	63	63

(1)	Included in Other liabilities on interim consolidated balance sheet.

CIBC First Quarter 2012	57

Impaired loans

$ millions, as at					Jan. 31 2012					Oct. 31 2011					Nov. 1 2010

	Gross impaired	Individual allowance	Collective allowance	(1)	Net impaired	Gross impaired	Individual allowance	Collective allowance	(1)	Net impaired	Gross impaired	Individual allowance	Collective allowance	(1)	Net impaired

Residential mortgages	$521	$—	$36		$485	$524	$1	$32		$491	$550	$1	$29		$520
Personal	294	9	174		111	291	8	173		110	304	6	188		110
Business and government	1,169	402	30		737	1,102	357	31		714	1,080	338	34		708

Total impaired loans (2)	$1,984	$411	$240		$1,333	$1,917	$366	$236		$1,315	$1,934	$345	$251		$1,338

(1)	Portion of collective allowance relating to impaired loans, which are generally loans that are past 90 days in arrears. In addition, we have collective allowance of $1,244 million (October 31, 2011; $1,249 million; November 1, 2010; $1,354 million) on balance which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended January 31, 2012 totalled $1,908 million (for the quarter ended October 31, 2011: $1,916 million).

Contractually past due loans but not impaired

$ millions, as at		Less than 31 days	31 to 90 days	Over 90 days	Total

Jan. 31	Residential mortgages	$1,997	$694	$318	$3,009
2012	Personal	461	128	30	619
	Credit card	756	237	152	1,145
	Business and government	156	128	22	306

		$3,370	$1,187	$522	$5,079

Oct. 31	Residential mortgages	$2,048	$711	$344	$3,103
2011	Personal	474	115	30	619
	Credit card	844	234	163	1,241
	Business and government	137	92	27	256

		$3,503	$1,152	$564	$5,219

Nov. 1	Residential mortgages	$2,298	$853	$332	$3,483
2010	Personal	496	129	34	659
	Credit card	977	248	141	1,366
	Business and government	318	217	20	555

		$4,089	$1,447	$527	$6,063

5. Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include SPEs which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Consolidated structured entities

We consolidate the following structured entities:

CIBC-sponsored conduit

We sponsor a multi-seller conduit in Canada that purchases financial assets from a client and finances the purchase by issuing asset-backed commercial paper (ABCP). The seller to the conduit continues to service the assets and is exposed to credit losses realized on these assets through the provision of overcollateralization. We hold all of the outstanding ABCP.

Residential mortgage securitization trusts

Clear Trust (Clear) originates Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sells these mortgages to Crisp Trust (Crisp). Crisp funds the purchase of these mortgages through the issuance of commercial paper to third-party investors, which is secured by the mortgages. We provide cash reserves and liquidity facilities to Crisp that require us to provide funding, subject to the satisfaction of certain conditions.

The commercial paper liabilities are presented as Secured borrowings on the interim consolidated balance sheet.

Credit card securitization trusts

We sell credit card receivables to Cards II Trust (Cards II). Cards II purchases a proportionate share of designated portfolios with the proceeds received from the issuance of notes. We also sell credit card receivables to Broadway Trust (Broadway). Broadway purchases credit card

58	CIBC First Quarter 2012

receivables associated with explicitly identified individual accounts with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II and Broadway each period in order to replenish receivable amounts as credit card clients repay their balances.

The notes are presented as Secured borrowings on the interim consolidated balance sheet.

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust (Capital Trust). The Capital Trust funds the purchase through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment.

Covered bond guarantor

Under the terms of the Covered Bond Programme (the Programme), we issue covered bonds, representing unconditional, unsubordinated and unsecured obligations of CIBC that are backed by a pool of insured mortgages. As part of the Programme, we transfer the mortgages to the CIBC Covered Bond Guarantor Limited Partnership (Guarantor) that warehouses these mortgages and serves as a guarantor to bondholders, if CIBC were to become insolvent.

Non-consolidated structured entities

The following structured entities are not consolidated by CIBC.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several non-consolidated multi-seller conduits in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored conduits offered to external investors require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our sponsored conduits. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

CIBC structured CDO vehicles

We hold exposures to structured collateralized debt obligations (CDO) vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

Similar to our third-party structured vehicles—structured credit run-off, we have investments in and liquidity facilities with third-party SPEs through our treasury and trading activities.

Pass-through investment structures

We have exposure to units of, or equity-linked notes referencing, third-party or CIBC managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment fund with the desired exposure to the referenced fund in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into ownership certificates held by various external

CIBC First Quarter 2012	59

investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee.

Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

		CIBC sponsored conduits	CIBC structured CDO vehicles	Third-party structured vehicles		Pass-through investment structures	Commercial mortgage securitization trusts
$ millions, as at				Run-off	Continuing

Jan. 31	On-balance sheet assets (1)
2012	Trading securities	$8	$—	$557	$124	$1,639	$—
	AFS securities	—	2	22	1,139	—	5
	FVO	—	—	182	47	—	—
	Loans	79	264	3,658	32	—	—
	Derivatives (2)	—	—	—	—	11	—

		$87	$266	$4,419	$1,342	$1,650	$5

	On-balance sheet liabilities (1)
	Derivatives (2)	$—	$33	$1,476	$—	$67	$—

		$—	$33	$1,476	$—	$67	$—

	Investment and loans	$87	$266	$4,419	$1,342	$1,639	$5
	Notional of written derivatives, net of fair value losses	—	228	3,219	—	—	—
	Liquidity and credit facilities	1,299	41	389	18	—	—
	Less: hedges of investments, loans and written derivatives exposure	—	(421)	(6,591)	(47)	(1,639)	—

	Maximum exposure to loss, net of hedges	$1,386	$114	$1,436	$1,313	$—	$5

Oct. 31	On-balance sheet assets (1)
2011	Trading securities	$3	$—	$558	$199	$520	$—
	AFS securities	—	2	2	1,320	—	5
	FVO	—	—	183	73	—	—
	Loans	77	290	3,754	34	—	—
	Derivatives (2)	—	—	—	—	16	—

		$80	$292	$4,497	$1,626	$536	$5

	On-balance sheet liabilities (1)
	Derivatives (2)	$—	$37	$1,545	$—	$44	$—

		$—	$37	$1,545	$—	$44	$—

	Investment and loans	$80	$292	$4,497	$1,626	$520	$5
	Notional of written derivatives, net of fair value losses	—	247	3,285	—	—	—
	Liquidity and credit facilities	1,297	42	391	16	—	—
	Less: hedges of investments, loans and written derivatives exposure	—	(459)	(6,768)	(73)	(520)	—

	Maximum exposure to loss, net of hedges	$1,377	$122	$1,405	$1,569	$—	$5

Nov. 1	On-balance sheet assets (1)
2010	Trading securities	$110	$—	$809	$32	$—	$—
	AFS securities	—	5	14	1,541	—	5
	FVO	—	9	270	205	—	—
	Loans	72	434	6,711	—	—	—
	Derivatives (2)	—	—	—	—	126	—

		$182	$448	$7,804	$1,778	$126	$5

	On-balance sheet liabilities (1)
	Derivatives (2)	$—	$36	$1,762	$—	$2	$—

		$—	$36	$1,762	$—	$2	$—

	Investment and loans	$182	$448	$7,804	$1,778	$—	$5
	Notional of written derivatives, net of fair value losses	—	353	4,287	—	—	—
	Liquidity and credit facilities	2,182	50	585	—	—	—
	Less: hedges of investments, loans and written derivatives exposure	—	(668)	(10,165)	(237)	—	—

	Maximum exposure to loss, net of hedges	$2,364	$183	$2,511	$1,541	$—	$5

(1)	Excludes structured entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps (CDS) and total return swaps under which we assume exposures and excludes all other derivatives.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks

60	CIBC First Quarter 2012

whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgages securitizations

We securitize fully insured fixed and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) mortgage-backed securities (MBS) under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit and interest rate risk associated with the mortgages which represents substantially all of the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed priced on a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at	2012 Jan. 31	2011 Oct. 31	2010 Nov. 1

Carrying amount of transferred assets
Residential mortgages securitizations (1)	$33,083	$34,224	$32,413
Securities held by counterparties as collateral under repurchase agreements (2)	10,846	8,564	20,651
Securities lent for cash collateral (2)(3)	2,201	2,850	4,306

	$46,130	$45,638	$57,370

Carrying amount of associated liabilities	$46,827	$46,366	$57,758

(1)	Includes $2.4 billion (October 31, 2011: $3.4 billion; November 1, 2010: $3.4 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances relating to the securitization process amounting to $787 million (October 31, 2011: $882 million; November 1, 2010: $729 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Does not include securities lent for securities collateral amounting to $12.1 billion (October 31, 2011: $10.9 billion; November 1, 2010: $12.4 billion).

Additionally, we securitized $20.5 billion (October 31, 2011: $16.1 billion; November 1, 2010: $16.4 billion) of mortgages that were not transferred to external parties.

6. Share capital

Common shares

$ millions, except number of shares, for the three months ended	2012 Jan. 31		2011 Oct. 31		2011 Jan. 31

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Balance at beginning of period	400,534,211	$7,376	398,856,434	$7,254	392,738,700	$6,804
Issuance pursuant to:
Stock option plans	573,490	39	121,279	9	488,723	26
Shareholder investment plan	1,319,517	99	1,328,090	97	1,340,870	99
Employee share purchase plan	309,221	23	267,208	20	284,203	22

	402,736,439	$7,537	400,573,011	$7,380	394,852,496	$6,951
Treasury shares	(8,050)	—	(38,800)	(4)	(4,000)	—

Balance at end of period	402,728,389	$7,537	400,534,211	$7,376	394,848,496	$6,951

CIBC First Quarter 2012	61

Preferred shares

On January 31, 2012, we redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

Regulatory capital and ratios

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2012 Jan. 31		2011 Oct. 31 (1)
Capital
Tier 1 capital	$15,977	(2)	$16,208
Total regulatory capital	20,227	(2)	20,287

Risk-weighted assets
Credit risk	$90,551		$90,110
Market risk	2,506		1,646
Operational risk	18,423		18,212

Total risk-weighted assets	$111,480		$109,968

Capital ratios
Tier 1 capital ratio	14.3%		14.7%
Total capital ratio	18.1%		18.4%
Assets-to-capital multiple	16.7	x	16.0	x

(1)	Capital measures for fiscal year 2011 are under Canadian generally accepted accounting principles and have not been restated for IFRS.
(2)	The Tier 1 capital and Total capital ratios incorporate OSFI’s IFRS transitional relief election (see discussion below for further details).

During the quarter, we have complied in full with all of our regulatory capital requirements.

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through CMHC programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the quarter ended January 31, 2012, we phased in $274 million of the negative IFRS transition impact on Tier 1 capital, representing one-fifth of the aggregate $1.37 billion negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at January 31, 2012 would have been as follows:

Tier 1 capital ratio	13.3%
Total capital ratio	17.2%
ACM	17.6	x

7. Post-employment benefit expense

	For the three months ended
$ millions	2012 Jan. 31	2011 Oct. 31	2011 Jan. 31

Defined benefit plans
Pension plans	$33	$30	$30
Other post-employment plans	8	7	7

Total defined benefit expense	$41	$37	$37

Defined contribution plans
CIBC’s pension plans	$3	$3	$3
Government pension plans (1)	20	19	20

Total defined contribution expense	$23	$22	$23

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

62	CIBC First Quarter 2012

8. Income taxes

Deferred income tax asset and liabilities

As at January 31, 2012, we had available gross deferred income tax assets of $645 million (October 31, 2011: $676 million; November 1, 2010: $1,188 million) before a valuation allowance of $32 million (October 31, 2011: $32 million; November 1, 2010: $66 million), and gross deferred income tax liabilities of $39 million (October 31, 2011: $51 million; November 1, 2010: nil).

Accounting standards require a valuation allowance when it is probable that all, or a portion of, a deferred income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is probable that all of the deferred income tax asset, net of a valuation allowance, will be realized.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011, in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies within 60 days of the order. The Crown and CIBC have both appealed the ruling.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $177 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million.

9. Earnings per share

	For the three months ended
$ millions, except per share amounts	2012 Jan. 31	2011 Oct. 31	2011 Jan. 31

Basic EPS
Net income attributable to equity shareholders	$832	$754	$760
Preferred share dividends and premiums	56	38	42

Net income attributable to common shareholders	$776	$716	$718

Weighted-average common shares outstanding (thousands)	401,099	399,105	393,193

Basic EPS	$1.94	$1.80	$1.82

Diluted EPS
Net income attributable to common shareholders	$776	$716	$718
Add: Dividends on Convertible Preferred Shares	—	2	12

Net income attributable to diluted common shares	$776	$718	$730

Weighted-average common shares outstanding (thousands)	401,099	399,105	393,193
Add: Convertible Preferred Shares (thousands) (1)	—	2,235	12,258
Stock options potentially exercisable (2) (thousands)	514	632	995

Weighted-average diluted common shares outstanding (thousands)	401,613	401,972	406,446

Diluted EPS	$1.93	$1.79	$1.80

(1)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC.
(2)	Excludes average options outstanding of 1,537,948 with a weighted-average exercise price of $82.33; average options outstanding of 1,536,531 with a weighted-average exercise price of $82.41; and average options outstanding of 1,180,974 with a weighted-average exercise price of $84.21 for the three months ended January 31, 2012, October 31, 2011, and January 31, 2011, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

CIBC First Quarter 2012	63

10. Contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Notes 24 and 31 to our 2011 annual consolidated financial statements. There were no significant developments in those matters, and no significant new matters arose during the quarter ended January 31, 2012.

Gain on reduction of unfunded commitment on a variable funding note

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note-holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until July 20, 2012. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

11. Segmented information

CIBC has three strategic business units (SBUs) – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited (CIBC FirstCaribbean); strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results may be different compared to consolidated CIBC results.

64	CIBC First Quarter 2012

		Retail and
		Business	Wealth	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Banking	Management	Banking	and Other	Total

Jan. 31	Net interest income	$1,445	$48	$205	$144	$1,842
2012	Non-interest income	513	458	233	111	1,315
	Intersegment revenue (1)	71	(71)	—	—	—

	Total revenue	2,029	435	438	255	3,157
	Provision for credit losses	281	—	26	31	338
	Amortization (2)	22	2	1	66	91
	Other non-interest expenses	974	310	288	128	1,700

	Income before income taxes	752	123	123	30	1,028
	Income taxes	185	23	(10)	(5)	193

	Net income	$567	$100	$133	$35	$835

	Net income attributable to:
	Non-controlling interests	$—	$—	$—	$3	$3
	Equity shareholders	567	100	133	32	832

	Average assets (3)	$255,441	$4,058	$111,209	$25,414	$396,122

Oct. 31	Net interest income	$1,497	$45	$196	$38	$1,776
2011	Non-interest income	509	421	309	180	1,419
	Intersegment revenue(1)	70	(70)	—	—	—

	Total revenue	2,076	396	505	218	3,195
	Provision for credit losses	266	—	32	8	306
	Amortization(2)	21	2	1	66	90
	Other non-interest expenses	1,002	297	346	185	1,830

	Income before income taxes	787	97	126	(41)	969
	Income taxes	190	27	4	(9)	212

	Net income (loss)	$597	$70	$122	$(32)	$757

	Net income (loss) attributable to:
	Non-controlling interests	$—	$—	$—	$3	$3
	Equity shareholders	597	70	122	(35)	754

	Average assets (3)	$256,736	$3,772	$113,070	$24,808	$398,386

Jan. 31	Net interest income	$1,463	$46	$181	$80	$1,770
2011	Non-interest income	470	439	297	118	1,324
	Intersegment revenue (1)	69	(69)	—	—	—

	Total revenue	2,002	416	478	198	3,094
	Provision for credit losses	272	—	2	9	283
	Amortization(2)	20	2	1	66	89
	Other non-interest expenses	983	322	302	109	1,716

	Income before income taxes	727	92	173	14	1,006
	Income taxes	187	26	33	(3)	243

	Net income	$540	$66	$140	$17	$763

	Net income attributable to:
	Non-controlling interests	$—	$—	$1	$2	$3
	Equity shareholders	540	66	139	15	760

	Average assets (3)	$247,655	$3,206	$106,100	$24,936	$381,897

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(2)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC First Quarter 2012	65

12.	Transition to International Financial Reporting Standards

Canadian publicly accountable enterprises are required to adopt IFRS for annual periods beginning on or after January 1, 2011. As a result, our audited consolidated financial statements for the year ending October 31, 2012 will be the first annual financial statements that comply with IFRS, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS in those financial statements. We will make this statement of compliance when we issue our 2012 annual consolidated financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first day at which we applied IFRS was as at November 1, 2010 (the Transition Date), and our consolidated opening IFRS balance sheet was prepared as at this date. The opening IFRS balance sheet represents our starting point for financial reporting under IFRS.

In accordance with IFRS 1, we have retrospectively applied our IFRS accounting policies in the preparation of our opening IFRS consolidated balance sheet as at November 1, 2010 and in restating the 2011 comparative information, except where the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of IFRS have been applied, as described in Section A of this Note. These IFRS accounting policies are those that we expect to apply in our first annual IFRS consolidated financial statements for the year ending October 31, 2012.

IFRS 1 requires us to explain how the transition from Canadian generally accepted accounting principles (Canadian GAAP) to IFRS affects our consolidated balance sheet, and consolidated statements of income, comprehensive income and cash flows and requires a reconciliation of our equity and total comprehensive income previously reported under Canadian GAAP to IFRS. The following represents the reconciliations from Canadian GAAP to IFRS for the consolidated balance sheet and total equity as at November 1, 2010, January 31, 2011 and October 31, 2011, and for the consolidated statements of income and comprehensive income for the three months ended January 31, 2011 and October 31, 2011, and for the year ended October 31, 2011. These reconciliations are based on the IFRS accounting policies, optional exemptions and mandatory exceptions that we expect to apply in our first annual IFRS consolidated financial statements.

The following sections are presented in this Note:

•	IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts

•	IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

•	Section A – Exemptions and exceptions from retrospective application of IFRS

•	Section B – Differences in accounting policies

•	Section C – Other presentation reclassifications

•	Section D – Reconciliation of equity from Canadian GAAP to IFRS

•	Section E – Impact of IFRS on financial results of reporting segments

66	CIBC First Quarter 2012

IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts

(i)	Opening consolidated balance sheet as at November 1, 2010

	Canadian	IFRS
$ millions	GAAP	adjustments	IFRS	Note

ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$(373)	$1,817	C.2

Interest-bearing deposits with banks	9,862	(857)	9,005	B.3, B.6

Securities
Trading	28,557	517	29,074	A.8, B.2, B.3
Available-for-sale	26,621	(2,252)	24,369	A.5, A.8, B.2-B.4, B.6
Designated at fair value	22,430	(21,555)	875	A.5, A.8, B.2, B.4

	77,608	(23,290)	54,318

Cash collateral on securities borrowed	2,401	—	2,401

Securities purchased under resale agreements	34,941	(219)	34,722	B.6

Loans
Residential mortgages	93,568	49,716	143,284	A.8, B.2, B.3
Personal	34,335	—	34,335
Credit card	12,127	3,787	15,914	B.3, B.9
Business and government	38,582	(636)	37,946	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,720)	(166)	(1,886)	A.8, B.3

	176,892	52,701	229,593

Other
Derivative instruments	24,682	18	24,700	A.8, B.2, B.3
Customers' liability under acceptances	7,684	(51)	7,633	B.3
Land, buildings and equipment	1,660	(92)	1,568	B.6, B.7
Goodwill	1,913	(6)	1,907	B.6
Software and other intangible assets	609	(30)	579	B.6
Investments in equity-accounted associates and joint ventures	298	197	495	B.6
Other assets	11,300	(730)	10,570	Various

	48,146	(694)	47,452

	$352,040	$27,268	$379,308

LIABILITIES AND EQUITY
Deposits
Personal	$113,294	$—	$113,294
Business and government	127,759	(11,918)	$115,841	A.8, B.2, B.3, B.6, C.3
Bank	5,618	—	5,618

	246,671	(11,918)	234,753

Obligations related to securities sold short	9,673	—	9,673

Cash collateral on securities lent	4,306	—	4,306

Secured borrowings	—	43,518	43,518	A.8, B.2, B.3, C.3

Capital Trust securities	—	1,600	1,600	B.3

Obligations related to securities sold under repurchase agreements	23,914	(3,263)	20,651	A.8, B.2

Other
Derivative instruments	26,489	(1,126)	25,363	A.8, B.2, B.3
Acceptances	7,684	(51)	7,633	B.3
Other liabilities	12,572	(333)	12,239	Various

	46,745	(1,510)	45,235

Subordinated indebtedness	4,773	—	4,773

Non-controlling interests	168	(168)	—	C.1

Equity (1)
Preferred shares	3,156	—	3,156
Common shares	6,804	—	6,804
Contributed surplus	96	2	98
Retained earnings	6,095	(1,938)	4,157
Accumulated other comprehensive income (loss)	(361)	777	416

Total shareholders' equity	15,790	(1,159)	14,631
Non-controlling interests	—	168	168	C.1

Total equity	15,790	(991)	14,799

	$352,040	$27,268	$379,308

(1)	See Section D—Reconciliation of equity from Canadian GAAP to IFRS as at November 1, 2010.

CIBC First Quarter 2012	67

(ii) Consolidated balance sheet as at January 31, 2011

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note

ASSETS
Cash and non-interest-bearing deposits with banks	$1,639	$(199)	$1,440	C.2

Interest-bearing deposits with banks	19,276	(812)	18,464	B.3, B.6

Securities
Trading	31,906	708	32,614	A.8, B.2, B.3
Available-for-sale	27,900	(2,184)	25,716	A.5, A.8, B.2-B.4, B.6
Designated at fair value	22,269	(21,368)	901	A.5, A.8, B.2, B.4

	82,075	(22,844)	59,231

Cash collateral on securities borrowed	1,295	—	1,295

Securities purchased under resale agreements	39,716	(294)	39,422	B.6

Loans
Residential mortgages	94,045	50,263	144,308	A.8, B.2, B.3
Personal	34,223	—	34,223
Credit card	10,567	5,307	15,874	B.3, B.9
Business and government	40,221	(2,284)	37,937	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,700)	(174)	(1,874)	A.8, B.3

	177,356	53,112	230,468

Other
Derivative instruments	19,526	(73)	19,453	A.8, B.2, B.3
Customers’ liability under acceptances	7,905	(1)	7,904	B.3, B.6
Land, buildings and equipment	1,627	(91)	1,536	B.6, B.7
Goodwill	1,895	(5)	1,890	B.6
Software and other intangible assets	602	(27)	575	B.6
Investments in equity-accounted associates and joint ventures	311	243	554	B.6
Other assets	9,996	(777)	9,219	Various

	41,862	(731)	41,131

	$363,219	$28,232	$391,451

LIABILITIES AND EQUITY
Deposits
Personal	$113,400	$—	$113,400
Business and government	137,523	(13,318)	124,205	A.8, B.2, B.3, B.6, C.3
Bank	8,060	—	8,060

	258,983	(13,318)	245,665

Obligations related to securities sold short	11,450	—	11,450

Cash collateral on securities lent	3,479	—	3,479

Secured borrowings	—	46,244	46,244	A.8, B.2, B.3, C.3

Capital Trust securities	—	1,593	1,593	B.3

Obligations related to securities sold under repurchase agreements	26,710	(3,805)	22,905	A.8, B.2

Other
Derivative instruments	20,686	(803)	19,883	A.8, B.2, B.3
Acceptances	7,905	(1)	7,904	B.3, B.6
Other liabilities	11,441	(480)	10,961	Various

	40,032	(1,284)	38,748

Subordinated indebtedness	6,225	—	6,225

Non-controlling interests	163	(163)	—	C.1

Equity (1)
Preferred shares	3,156	—	3,156
Common shares	6,951	—	6,951
Contributed surplus	96	2	98
Retained earnings	6,509	(1,976)	4,533
Accumulated other comprehensive income (loss)	(535)	776	241

Total shareholders’ equity	16,177	(1,198)	14,979
Non-controlling interests	—	163	163	C.1

Total equity	16,177	(1,035)	15,142

	$363,219	$28,232	$391,451

(1)	See Section D - Reconciliation of equity from Canadian GAAP to IFRS as at January 31, 2011.

68	CIBC First Quarter 2012

(iii) Consolidated balance sheet as at October 31, 2011

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note

ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$(374)	$1,481	C.2

Interest-bearing deposits with banks	4,442	(781)	3,661	B.3, B.6

Securities
Trading	32,797	(84)	32,713	B.3
Available-for-sale	29,212	(2,094)	27,118	A.5, A.8, B.2-B.4, B.6
Designated at fair value	20,064	(19,600)	464	A.5, A.8, B.2, B.4

	82,073	(21,778)	60,295

Cash collateral on securities borrowed	1,838	—	1,838

Securities purchased under resale agreements	26,002	(361)	25,641	B.6

Loans
Residential mortgages	99,603	50,906	150,509	A.8, B.2, B.3
Personal	34,842	—	34,842
Credit card	10,408	5,336	15,744	B.3, B.9
Business and government	41,812	(2,149)	39,663	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,647)	(156)	(1,803)	A.8, B.3

	185,018	53,937	238,955

Other
Derivative instruments	28,259	11	28,270	A.8, B.2, B.3
Customers’ liability under acceptances	9,361	93	9,454	B.3, B.6
Land, buildings and equipment	1,676	(96)	1,580	B.6, B.7
Goodwill	1,894	(217)	1,677	B.6
Software and other intangible assets	654	(21)	633	B.6
Investments in equity-accounted associates and joint ventures	1,128	266	1,394	B.6
Other assets	9,499	(620)	8,879	Various

	52,471	(584)	51,887

	$353,699	$30,059	$383,758

LIABILITIES AND EQUITY
Deposits
Personal	$116,592	$—	$116,592
Business and government	134,636	(17,493)	117,143	A.8, B.2, B.3, B.6, C.3
Bank	4,181	(4)	4,177

	255,409	(17,497)	237,912

Obligations related to securities sold short	10,316	—	10,316

Cash collateral on securities lent	2,850	—	2,850

Secured borrowings	—	51,308	51,308	A.8, B.2, B.3, C.3

Capital Trust securities	—	1,594	1,594	B.3

Obligations related to securities sold under repurchase agreements	11,456	(2,892)	8,564	A.8, B.2

Other
Derivative instruments	29,807	(1,015)	28,792	A.8, B.2, B.3
Acceptances	9,396	93	9,489	B.3, B.6
Other liabilities	11,823	(119)	11,704	Various

	51,026	(1,041)	49,985

Subordinated indebtedness	5,138	—	5,138

Non-controlling interests	164	(164)	—	C.1

Equity (1)
Preferred shares	2,756	—	2,756
Common shares	7,376	—	7,376
Contributed surplus	90	3	93
Retained earnings	7,605	(2,148)	5,457
Accumulated other comprehensive income (loss)	(487)	732	245

Total shareholders’ equity	17,340	(1,413)	15,927
Non-controlling interests	—	164	164	C.1

Total equity	17,340	(1,249)	16,091

	$353,699	$30,059	$383,758

(1)	See Section D - Reconciliation of equity from Canadian GAAP to IFRS as at October 31, 2011.

CIBC First Quarter 2012	69

IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

(i) For the three months ended January 31, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS	Note
Interest income
Loans		$1,971	$615	$2,586	B.2-B.4, B.6, B.8, B10
Securities		502	(154)	348	B.2-B.4
Securities borrowed or purchased under resale agreements		96	—	96
Deposits with banks		18	—	18

		2,587	461	3,048

Interest expense
Deposits		688	(15)	673	B.2, B.3
Secured borrowings		—	309	309	B.2, B.3
Securities sold short		93	—	93
Securities lent or sold under repurchase agreements		92	(10)	82	B.2
Subordinated indebtedness		55	—	55
Capital Trust securities		34	—	34
Other		15	17	32	B.2, B.3, B.7

		977	301	1,278

Net interest income		1,610	160	1,770

Non-interest income
Underwriting and advisory fees		162	—	162
Deposit and payment fees		186	—	186
Credit fees		92	—	92
Card fees		56	100	156	B.3, B.9
Investment management and custodial fees		119	(19)	100	B.6
Mutual fund fees		207	—	207
Insurance fees, net of claims		79	—	79
Commissions on securities transactions		139	—	139
Trading income		53	18	71	B.2-B.4
AFS securities gains (losses), net		64	(3)	61	B.4
FVO gains (losses), net		(98)	36	(62)	B.2-B.4
Income from securitized assets		215	(215)	—	B.2, B.3
Foreign exchange other than trading		70	2	72	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		13	47	60	B.6
Other		134	(133)	1	B.2, B.3, B.6

		1,491	(167)	1,324

Total revenue		3,101	(7)	3,094

Provision for credit losses		209	74	283	B.3, B.4, B.10

Non-interest expenses
Employee compensation and benefits		1,057	(29)	1,028	B.1, B.5, B.6
Occupancy costs		161	1	162	B.6, B.7
Computer, software and office equipment		244	(1)	243	B.6
Communications		75	(1)	74	B.6
Advertising and business development		47	(1)	46	B.6
Professional fees		36	—	36
Business and capital taxes		12	—	12
Other		190	14	204	B.3, B.6, B.9

		1,822	(17)	1,805

Income before income taxes		1,070	(64)	1,006
Income taxes		268	(25)	243

Net income		$802	$(39)	$763

Net income attributable to non-controlling interests		$3	$—	$3

Preferred shareholders		$42	$—	$42
Common shareholders		757	(39)	718

Net income attributable to equity shareholders		$799	$(39)	$760

Earnings per share (in dollars)	-Basic	$1.92		$1.82
	-Diluted	1.92		1.80
Dividends per common share (in dollars)		0.87		0.87

70	CIBC First Quarter 2012

$ millions, for the three months ended January 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note

Net income	$802	$(39)	$763

Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(94)	1	(93)
Net gains (losses) on hedges of investments in foreign operations	29	—	29

	(65)	1	(64)

Net change in AFS securities
Net gains (losses) on AFS securities	(68)	26	(42)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(29)	(26)	(55)	B.4

	(97)	—	(97)

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(16)	(2)	(18)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	4	—	4

	(12)	(2)	(14)

Total other comprehensive loss	(174)	(1)	(175)

Comprehensive income	$628	$(40)	$588

Comprehensive income attributable to non-controlling interests	$3	$—	$3

Preferred shareholders	$42	$—	$42
Common shareholders	583	(40)	543

Comprehensive income attributable to equity shareholders	$625	$(40)	$585

	Canadian	IFRS
$ millions, for the three months ended January 31, 2011	GAAP	adjustments	IFRS	Note

Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on hedges of investments in foreign operations	$(7)	$—	$(7)

	(7)	—	(7)

Net change in AFS securities
Net gains (losses) on AFS securities	22	(14)	8	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	13	21	34	B.4

	35	7	42

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	8	—	8
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(3)	—	(3)

	5	—	5

	$33	$7	$40

CIBC First Quarter 2012	71

(ii) For the three months ended October 31, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS	Note

Interest income
Loans		$1,934	$602	$2,536	B.2-B.4, B.6, B.8, B10
Securities		473	(123)	350	B.2-B.4
Securities borrowed or purchased under resale agreements		82	—	82
Deposits with banks		15	—	15

		2,504	479	2,983

Interest expense
Deposits		651	(26)	625	B.2, B.3
Secured borrowings		—	335	335	B.2, B.3
Securities sold short		89	—	89
Securities lent or sold under repurchase agreements		54	(7)	47	B.2
Subordinated indebtedness		52	—	52
Capital Trust securities		36	—	36
Other		17	6	23	B.2, B.3, B.7

		899	308	1,207

Net interest income		1,605	171	1,776

Non-interest income
Underwriting and advisory fees		94	—	94
Deposit and payment fees		192	—	192
Credit fees		98	(1)	97	B.3
Card fees		11	141	152	B.3, B.9
Investment management and custodial fees		122	(18)	104	B.6
Mutual fund fees		210	—	210
Insurance fees, net of claims		86	—	86
Commissions on securities transactions		109	—	109
Trading loss		(36)	(41)	(77)	B.2-B.4
AFS securities gains (losses), net		238	(2)	236	B.4
FVO gains (losses), net		(16)	68	52	B.2-B.4
Income from securitized assets		300	(300)	—	B.2, B.3
Foreign exchange other than trading		77	(29)	48	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		(2)	11	9	B.6
Other		114	(7)	107	B.2, B.3, B.6

		1,597	(178)	1,419

Total revenue		3,202	(7)	3,195

Provision for credit losses		243	63	306	B.3, B4, B.10

Non-interest expenses
Employee compensation and benefits		1,067	(13)	1,054	B.1, B.5, B.6
Occupancy costs		177	—	177
Computer, software and office equipment		255	(1)	254	B.6
Communications		76	—	76
Advertising and business development		61	—	61
Professional fees		57	1	58	B.6
Business and capital taxes		5	—	5
Other		216	19	235	B.3, B.6, B.9, B.12

		1,914	6	1,920

Income before income taxes		1,045	(76)	969
Income taxes		249	(37)	212

Net income		$796	$(39)	$757

Net income attributable to non-controlling interests		$2	$1	$3

Preferred shareholders		$38	$—	$38
Common shareholders		756	(40)	716

Net income attributable to equity shareholders		$794	$(40)	$754

Earnings per share (in dollars)	-Basic	$1.90		$1.80
	-Diluted	1.89		1.79
Dividends per common share (in dollars)		0.90		0.90

72	CIBC First Quarter 2012

$ millions, for the three months ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note

Net income	$796	$(39)	$757

Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	234	(10)	224	A.3
Net (gains) losses on investments in foreign operations reclassified to net income	41	(41)	—	A.3
Net gains (losses) on hedges of investments in foreign operations	(92)	—	(92)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(37)	37	—	A.3

	146	(14)	132

Net change in AFS securities
Net gains (losses) on AFS securities	15	(16)	(1)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(65)	(80)	(145)	B.4

	(50)	(96)	(146)

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	14	1	15	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(8)	—	(8)

	6	1	7

Total other comprehensive income (loss)	102	(109)	(7)

Comprehensive income	$898	$(148)	$750

Comprehensive income attributable to non-controlling interests	$2	$1	$3

Preferred shareholders	$38	$—	$38
Common shareholders	858	(149)	709

Comprehensive income attributable to equity shareholders	$896	$(149)	$747

$ millions, for the three months ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note

Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(4)	$—	$(4)	A.3
Net gains (losses) on hedges of investments in foreign operations	22	—	22
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	21	(21)	—	A.3

	39	(21)	18

Net change in AFS securities
Net gains (losses) on AFS securities	(17)	7	(10)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	4	62	66	B.4

	(13)	69	56

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(6)	—	(6)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	3	—	3

	(3)	—	(3)

	$23	$48	$71

CIBC First Quarter 2012	73

(iii) For the year ended October 31, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS	Note

Interest income
Loans		$7,708	$2,476	$10,184	B.2-B.4, B.6, B.8, B.10
Securities		1,963	(542)	1,421	B.2-B.4
Securities borrowed or purchased under resale agreements		365	—	365
Deposits with banks		63	—	63

		10,099	1,934	12,033

Interest expense
Deposits		2,645	(75)	2,570	B.2, B.3
Secured borrowings		—	1,273	1,273	B.2, B.3
Securities sold short		388	—	388
Securities lent or sold under repurchase agreements		297	(33)	264	B.2
Subordinated indebtedness		215	—	215
Capital Trust securities		142	—	142
Other		62	57	119	B.2, B.3, B.7

		3,749	1,222	4,971

Net interest income		6,350	712	7,062

Non-interest income
Underwriting and advisory fees		514	—	514
Deposit and payment fees		756	—	756
Credit fees		381	(2)	379	B.3
Card fees		99	510	609	B.3, B.9
Investment management and custodial fees		486	(75)	411	B.6
Mutual fund fees		849	—	849
Insurance fees, net of claims		320	—	320
Commissions on securities transactions		496	—	496
Trading income (loss)		(74)	42	(32)	B.2-B.4
AFS securities gains (losses), net		407	(10)	397	B.4
FVO gains (losses), net		(134)	203	69	B.2-B.4
Income from securitized assets		1,063	(1,063)	—	B.2, B.3
Foreign exchange other than trading		237	(33)	204	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		27	84	111	B.6
Other		472	(182)	290	B.2, B.3, B.6

		5,899	(526)	5,373

Total revenue		12,249	186	12,435

Provision for credit losses		841	303	1,144	B.3, B.4, B.10

Non-interest expenses
Employee compensation and benefits		4,163	(111)	4,052	B.1, B.5, B.6
Occupancy costs		664	3	667	B.6, B.7
Computer, software and office equipment		994	(5)	989	B.6
Communications		297	(1)	296	B.6
Advertising and business development		214	(1)	213	B.6
Professional fees		179	(1)	178	B.6
Business and capital taxes		38	—	38
Other		801	252	1,053	B.3, B.6, B.9, B.11, B.12

		7,350	136	7,486

Income before income taxes		4,058	(253)	3,805
Income taxes		969	(42)	927

Net income		$3,089	$(211)	$2,878

Net income attributable to non-controlling interests		$10	$1	$11
Preferred shareholders		$177	$—	$177

Common shareholders		2,902	(212)	2,690

Net income attributable to equity shareholders		$3,079	$(212)	$2,867

Earnings per share (in dollars)	-Basic	$7.32		$6.79
	-Diluted	7.31		6.71
Dividends per common share (in dollars)		3.51		3.51

74	CIBC First Quarter 2012

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note

Net income	$3,089	$(211)	$2,878

Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(92)	(9)	(101)	A.3
Net (gains) losses on investments in foreign operations reclassified to net income	41	(41)	—	A.3
Net gains (losses) on hedges of investments in foreign operations	13	—	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(37)	37	—	A.3

	(75)	(13)	(88)

Net change in AFS securities
Net gains (losses) on AFS securities	110	72	182	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(140)	(101)	(241)	B.4

	(30)	(29)	(59)

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(37)	(3)	(40)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	16	—	16

	(21)	(3)	(24)

Total other comprehensive loss	(126)	(45)	(171)

Comprehensive income	$2,963	$(256)	$2,707

Comprehensive income attributable to non-controlling interests	$10	$1	$11

Preferred shareholders	$177	$—	$177
Common shareholders	2,776	(257)	2,519

Comprehensive income attributable to equity shareholders	$2,953	$(257)	$2,696

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note

Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(1)	$—	$(1)	A.3
Net gains (losses) on hedges of investments in foreign operations	(2)	—	(2)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	21	(21)	—	A.3

	18	(21)	(3)

Net change in AFS securities
Net gains (losses) on AFS securities	(29)	(53)	(82)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	30	82	112	B.4

	1	29	30

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	1	14	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	—	(4)

	9	1	10

	$28	$9	$37

CIBC First Quarter 2012	75

A. Exemptions and exceptions from retrospective application of IFRS

Set forth below are the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of our IFRS accounting policies that have been applied in the preparation of the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information.

IFRS optional exemptions

1. Actuarial gains and losses for post-employment defined benefit plans – Retrospective application of the ‘corridor approach’ under IAS 19 “Employee Benefits” would require us to restate the accounting for our post-employment defined benefit plans, including unamortized actuarial gains and losses, from the inception or acquisition of the plans until the Transition Date as if IAS 19 had always been applied. However, IFRS 1 permits entities to instead recognize all unamortized actuarial gains and losses as at the Transition Date in opening retained earnings, except those related to subsidiaries that have applied IFRS in their own financial statements prior to their parent. We elected to apply this ‘fresh-start’ election, which resulted in the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 into retained earnings. This amount excludes the unamortized actuarial losses related to CIBC FirstCaribbean which adopted IFRS prior to CIBC. This transition adjustment, together with the other employee benefits IFRS adjustments (see Section B.1), resulted in a decrease in after-tax retained earnings of $1,080 million as at the Transition Date.

2. Business combinations – IFRS 3 “Business Combinations” requires a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration. IFRS 3 also requires the use of the closing date, rather than the announcement date, to measure share consideration. In addition, transaction costs and certain restructuring costs that were included in the purchase price and in the allocation of the purchase price, respectively, under Canadian GAAP, are required to be expensed under IFRS. If IFRS 3 was applied retrospectively, these differences would impact prior purchase price allocations and the amount of goodwill and intangible assets recognized on the consolidated balance sheet. However, IFRS 1 provides the option to: (i) apply IFRS 3 prospectively from the Transition Date, or (ii) apply IFRS 3 prospectively from a date earlier than the Transition Date, provided that IFRS 3 is applied consistently to all business combinations occurring between that date and the Transition Date. We elected to apply IFRS 3 prospectively from the Transition Date, and therefore business combinations that occurred prior to the Transition Date have not been restated under IFRS. Accordingly, any goodwill arising on such business combinations has not been adjusted from the carrying amount previously determined under Canadian GAAP. Notwithstanding this exemption, we were required at the Transition Date to evaluate whether the assets acquired and liabilities assumed in pre-Transition Date business combinations met the recognition criteria in the relevant IFRS, and whether there were any assets acquired or liabilities assumed in these business combinations that were not recognized under Canadian GAAP but for which recognition was required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the Transition Date. We applied these requirements, which resulted in no change to the Transition Date carrying amount of goodwill recognized in respect of business combinations that occurred prior to the Transition Date. In addition, under the ‘business combinations’ exemption, we tested the carrying amount of goodwill and indefinite-lived intangible assets for impairment as at the Transition Date and determined that there was no impairment at that date; however, an impairment loss was recognized in the three months ended July 31, 2011 (see Section B.11 and Note 13 for further details).

3. Cumulative foreign currency translation differences – Retrospective application of IAS 21 “The Effects of Changes in Foreign Exchange Rates” would require us to determine cumulative foreign currency translation gains and losses on an IFRS-compliant basis from the date that a subsidiary or equity-accounted investee was formed or acquired. However, IFRS 1 permits entities to elect to recognize the cumulative foreign currency translation adjustments account included in AOCI for foreign operations with a different functional currency from that of the parent, including accumulated gains or losses on hedges of net investments in such foreign operations, in retained earnings as at the Transition Date. We elected to apply this ‘fresh-start’ election, which resulted in an after-tax decrease in retained earnings of $575 million as at the Transition Date, with an offsetting increase in AOCI.

4. Borrowing costs – IAS 23 “Borrowing Costs” requires the capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. We define “substantial period of time” as greater than one year. However, IFRS 1 provides the option to apply IAS 23 prospectively from the Transition Date, rather than apply it retrospectively.

We elected to apply IAS 23 prospectively and therefore capitalize borrowing costs relating to qualifying assets for which the commencement date of the project is on or after the Transition Date.

76	CIBC First Quarter 2012

5. Classification of previously recognized financial instruments – Under certain circumstances, IFRS 1 permits an entity to designate as at the Transition Date a previously recognized financial asset or financial liability as FVO, or a previously recognized financial asset as AFS.

We elected to designate previously recognized loans and receivables with a Canadian GAAP carrying amount of $350 million as FVO upon transition to IFRS, which resulted in an after-tax decrease in retained earnings of $58 million as at the Transition Date. See Section B.4 for further details.

IFRS mandatory exceptions

IFRS 1 prohibits the retrospective application of some requirements of IFRS. Set forth below are the applicable mandatory exceptions under IFRS 1 that have been applied in the preparation of the opening IFRS balance sheet and in the restatement of the 2011 comparative information.

6. Hedge accounting – In the opening IFRS consolidated balance sheet and in the restated 2011 comparative period, only those hedging relationships that satisfy the hedge accounting criteria in IAS 39 “Financial Instruments: Recognition and Measurement” are reflected. Hedging relationships have not been designated retrospectively and hedge documentation has not been created retrospectively. Since the hedge accounting relationships that were effective under Canadian GAAP also were effective under IAS 39 as at the Transition Date and in the restated 2011 comparative periods, they are reflected as effective hedges in the opening IFRS consolidated balance sheet and in the restated 2011 comparative periods. The opening IFRS consolidated balance sheet and restated 2011 comparative periods also reflect cash flow hedges relating to hedges of share-based payments that are recognized over the performance and vesting period under IFRS but which were expensed in the performance period prior to the grant date under Canadian GAAP (see Section B.5). The 2011 comparative periods also reflect fair value hedges designated with respect to certain securitized mortgages and related funding liabilities that are only recognized on the consolidated balance sheet under IFRS (see Section B.2).

7. Estimates – Our estimates in accordance with IFRS as at the Transition Date and in the restated 2011 comparative period are consistent with estimates made at those dates in accordance with Canadian GAAP, with adjustments made only to reflect any differences in accounting policies. Additional estimates made under IFRS, that were not required under Canadian GAAP, were based on the information and conditions that existed as at those dates. Hindsight was not used to create or revise estimates.

8. Application of the derecognition requirements in IAS 39—This mandatory exception permits transfers of financial assets that occurred before the Transition Date to be exempted from the derecognition requirements of IAS 39; however, it also provides an entity with the ability to apply the requirements retrospectively to a date of the entity’s choosing. However, OSFI requires that all regulated financial institutions apply the derecognition requirements retrospectively to transfers that occurred on or after January 1, 2004, with all transfers that occurred before that date being ‘grandfathered’.

B. Differences in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the IFRS accounting policies applied in preparing the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information, and the impact thereof.

1. Employee benefits

Actuarial gains and losses for post-employment defined benefit plans

Canadian GAAP – Net actuarial gains and losses for post-employment defined benefit plans were recognized based on a corridor approach. The corridor was 10% of the greater of the accrued benefit obligation and the market-related value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceeded the corridor were amortized on a straight-line basis over the expected average remaining service life of covered employees. The market-related value of plan assets was determined using a methodology where the difference between the actual and expected market value of plan assets was recognized over three years.

IFRS – An entity has an accounting policy choice to recognize actuarial gains and losses for post-employment defined benefit plans based on the corridor approach, similar to Canadian GAAP, or either in net income or in OCI in the period in which they arise. We have elected to recognize net actuarial gains and losses for such plans that arise after the Transition Date based on the corridor approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. The net unrecognized actuarial gains and losses that exceed the corridor are amortized on a straight-line basis over the expected average remaining service life of employees participating in the plan. Net unrecognized actuarial losses that existed at the Transition Date were recognized through opening retained earnings for all of our defined benefit plans, except for the portion related to CIBC FirstCaribbean which had previously adopted IFRS (see Section A.1). As a result of the fresh-start election, the actuarial gains and losses that were recognized in net income in the 2011 comparative period under Canadian

CIBC First Quarter 2012	77

GAAP were reversed, except for the amortization of actuarial gains and losses related to CIBC FirstCaribbean.

Actuarial gains and losses for other long-term employee benefits

Canadian GAAP – Long-term disability plans and associated benefits were classified as post-employment defined benefit plans, and net actuarial gains and losses that exceeded 10% of the greater of the accrued benefit obligation and the market-related value of the plan assets were recognized on a straight-line basis over the expected average remaining service life of covered employees.

IFRS – Long-term disability plans and associated benefits are classified as other long-term employee benefits and net actuarial gains and losses for these benefits are recognized in net income in the period in which they arise. Actuarial gains and losses that arose in fiscal 2011 therefore were recognized in net income under IFRS, as compared to deferral and amortization using the corridor approach under Canadian GAAP.

Fair value of and expected return on plan assets

Canadian GAAP – The expected return on plan assets, which was recognized in net income, was based on our best estimate of the long-term expected rate of return on plan assets and the market-related value of plan assets at the beginning of the annual reporting period.

IFRS – The expected return on plan assets, which is recognized in net income, is based on our best estimate of the expected long-term rate of return on plan assets and the fair value of plan assets at the beginning of the annual reporting period.

Asset ceiling

Canadian GAAP – When plan assets exceeded the accrued benefit obligation of a funded defined benefit plan giving rise to a plan surplus, a valuation allowance was recognized for any excess of the surplus over the expected future economic benefit arising from the asset. The accrued benefit asset was presented net of the valuation allowance. A change in the valuation allowance was recognized in net income in the period in which the change occurred.

IFRS – Similar to Canadian GAAP, IAS 19 limits the recognition of a surplus to the expected future economic benefit arising from the asset (the ‘asset ceiling’). However, the IAS 19 methodology for calculating the expected future economic benefit differs from that under Canadian GAAP. Changes in the asset ceiling arising solely due to unrecognized actuarial gains and losses are not recognized in net income under IFRS.

As a result of the more specific guidance in IAS 19, a lower valuation allowance was recognized for two pension plans as at the Transition Date, with a corresponding increase in retained earnings.

Past service costs (gains)

Canadian GAAP – Past service costs (gains) from plan amendments were amortized on a straight-line basis over the expected average remaining service period over which the employee became fully eligible for benefits.

IFRS – Past service costs (gains) from plan amendments are recognized in net income on a straight-line basis over the vesting period of the associated benefits, or, if the amended benefits vest immediately, the expense (gain) is recognized immediately in net income.

For unrecognized past service costs (gains) as at the Transition Date that related to vested benefits, an adjustment was recorded to recognize this amount with a corresponding adjustment in retained earnings.

For unrecognized past service costs (gains) as at the Transition Date that related to unvested benefits, an adjustment was recorded to decrease the unrecognized amount to the amount that would have existed as at the Transition Date had the IFRS policy always been applied. As a result of the adjustments at the Transition Date to unrecognized past service costs (gains), lower amortization of past service costs (gains) was recognized under IFRS in the 2011 comparative period, resulting in a decrease in net income.

Attribution of cost for other post-employment benefits

Canadian GAAP – The attribution period for post-employment medical and dental benefits that vest upon age and consecutive years of service was the employee’s service life from the date of hire up to the date of full eligibility.

IFRS – The attribution period for such post-employment medical and dental benefits that do not necessarily accrue with service (i.e., that vest upon age and consecutive years of service) is from the date that service first leads to benefits under the plan up to the date of full eligibility. When the date that service first leads to benefits under the plan is later than the date of hire, this results in recognition of the obligation at a later date under IFRS and recognition of the obligation and expense over a shorter period than under Canadian GAAP. The difference in attribution of other post-employment benefits resulted in a decrease in the defined benefit obligation as at the Transition Date, with a corresponding increase in retained earnings.

As a result of the differences noted above and our ‘fresh-start’ election discussed in Section A.1, the net impact was an increase in our net defined benefit liability and an after-tax decrease in retained earnings of $1,080 million as at the Transition Date ($1,055 million as at January 31, 2011 and $1,006 million as at October 31, 2011). The increase in our net defined benefit liability as at the Transition Date was comprised of a decrease in Other assets of $936 million and an increase in Other liabilities of $144 million ($922 million decrease and $133 million increase as at January 31, 2011 and $873 million decrease

78	CIBC First Quarter 2012

and $133 million decrease as at October 31, 2011).

Compensation and benefits expense, within non-interest expenses, was lower by $34 million for the three months ended January 31, 2011 ($25 million after-tax), $13 million for the three months ended October 31, 2011 ($8 million after-tax) and $104 million for the year ended October 31, 2011 ($74 million after-tax).

2. Securitized residential mortgages

Canadian GAAP – Securitizations, including transfers of financial assets to qualified special purpose entities (QSPEs), were accounted for as sales when we surrendered control of the transferred financial assets and received consideration other than beneficial interests in the transferred financial assets. The amount of the gain or loss recognized depended on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. Government-guaranteed mortgage securitizations in which we retained all of the beneficial interests of the securitization were reclassified from Residential mortgage loans to MBS accounted for as FVO securities.

IFRS – Under IAS 39, the determination of whether a financial asset can be derecognized under a sale transaction is based on both the transfer of risks and rewards and control rather than just on whether the transferor has surrendered control. As a result, securitization transactions are more likely to be accounted for as secured borrowings than as sales. Additionally, a transferor is not permitted to reclassify financial instruments under government-guaranteed mortgage securitizations from loans to securities.

As discussed in Section A.8, we have applied the derecognition requirements of IAS 39 retrospectively to transfers that occurred on or after January 1, 2004. As at the Transition Date, this change in accounting for sold MBS and for MBS inventory resulted in an increase to consolidated assets, mainly to recognize residential mortgages, net of the elimination of the retained interest, and an increase to consolidated liabilities to recognize the associated funding liabilities in Secured borrowings in respect of MBS sold. In addition, under IFRS, the creation of MBS is not an accounting event and therefore MBS held in inventory that were previously designated at FVO under Canadian GAAP are recognized as Residential mortgage loans and are measured at amortized cost under IFRS.

The increase (decrease) on the consolidated balance sheet as a result of the accounting for securitized residential mortgages was as follows:

$ millions, as at	2011 Oct. 31	2011 Jan. 31	2010 Nov. 1

Securities	$(20,684)	$(21,265)	$(21,492)
Loans	50,249	49,348	48,854
Derivative instruments	(17)	(97)	(15)
Other assets	7	25	8

Total assets	$29,555	$28,011	$27,355

Deposits	$(1,259)	$(862)	$(1,098)
Secured borrowings	34,923	33,569	32,767
Obligation related to securities sold under repurchase agreements	(2,892)	(3,805)	(3,263)
Derivative instruments	(983)	(537)	(796)
Other liabilities	(42)	(148)	(90)

	29,747	28,217	27,520
Retained earnings	(164)	(178)	(131)
Accumulated other comprehensive income	(28)	(28)	(34)

Total liabilities and shareholders’ equity	$29,555	$28,011	$27,355

As a result of the on-balance sheet accounting for residential mortgage pools underlying transferred MBS, we recognize interest income from residential mortgages and interest expense relating to the funding liabilities (secured borrowings), with a resulting net increase in net interest income. In addition, interest on the residential mortgages underlying the MBS inventory is classified in mortgage interest revenue instead of security interest revenue. The recognition of net interest income on the residential mortgages and funding liabilities are net of the amortization of the related origination costs and other amortized cost adjustments in accordance with the effective interest rate method.

Furthermore, the accounting for the following items previously recognized under Canadian GAAP is eliminated:

•	Securitization income within non-interest income that arose from: (i) the gain on sale from new transfers; and (ii) interest accretion and service revenue.

•	MTM of seller swaps relating to sold MBS and the MTM of the MBS inventory recognized in FVO income within non-interest income.

CIBC First Quarter 2012	79

The increase (decrease) in the consolidated statement of income as a result of the accounting for securitized residential mortgages was as follows:

	For the three months ended		For the year ended
$ millions	2011 Oct. 31	2011 Jan. 31	2011 Oct. 31

Interest income	$309	$312	$1,242
Interest expense	280	275	1,102

Net interest income	29	37	140
Non-interest income	(27)	(101)	(185)

Total revenue	2	(64)	(45)
Non-interest expenses	—	—	—

Net income (loss) before income taxes	2	(64)	(45)
Income taxes	—	(17)	(12)

Net income (loss)	$2	$(47)	$(33)

3. Consolidation

Canadian GAAP – We determined whether we should consolidate an entity using one of two different frameworks: the voting interest model or, when the entity was a variable interest entity (VIE), the VIE model. If an entity was not a VIE, the analysis of consolidation was based on whether we had control over the entity, being the continuing power to govern the financial and operating policies of the entity so as to obtain benefits from its activities and be exposed to related risks. Control was presumed to exist when we owned, directly or indirectly through subsidiaries, greater than 50% of the voting interests.

Under the VIE model, consolidation was based on an analysis of whether we were the primary beneficiary. The primary beneficiary was the enterprise that absorbed a majority of the VIE’s expected losses or received a majority of the VIE’s expected residual returns, or both. QSPEs were excluded from the scope of the variable interest model and were exempted from consolidation under the voting interest model.

IFRS – Under IFRS, the requirements for consolidation are based on control under the voting interest model as set out in IAS 27 “Consolidated and Separate Financial Statements”. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of an entity’s voting interests, but also exists when we own 50% or less of the voting interests but have legal or contractual rights that give rise to control, or de facto control.

IFRS does not have the concept of a VIE. However, IFRS has the concept of a SPE, which is an entity created to accomplish a narrow and well-defined objective. As many of the traditional indicators of control, as set out in IAS 27, are not present in a SPE, additional guidance is provided in SIC-12 “Consolidation – Special Purpose Entities” and the SPE is consolidated when the criteria in SIC-12 are met. Those criteria require that the SPE be consolidated when we have control in the form of decision-making powers over the SPE and have the rights to obtain the majority of the benefits of the SPE or are exposed to the majority of the residual or ownership risks related to the SPE.

Based on the SIC-12 criteria, we consolidated Capital Trust which resulted in the derecognition of the senior deposit notes issued to Capital Trust, reported as Business and government deposits, and the recognition of the Capital Trust securities issued by Capital Trust as a liability, with no impact to retained earnings. Additionally, we deconsolidated certain other SPEs where the criteria of SIC-12 were not met.

Since IFRS does not have the concept of a QSPE, entities that are considered to be SPEs under IFRS are analyzed for consolidation under SIC-12. Under the SIC-12 criteria, entities that previously were QSPEs under Canadian GAAP are consolidated under IFRS, including Cards II and Broadway, which purchase interests in credit card receivables, and Crisp, which purchases interests in residential mortgages (collectively, the Trusts).

As at the Transition Date, the impact of the consolidation of additional entities resulted in an increase in consolidated assets of $3.8 billion ($3.9 billion as at January 31, 2011 and $4.1 billion as at October 31, 2011) and an increase in consolidated liabilities of $3.9 billion ($4.0 billion as at January 31, 2011 and $4.3 billion as at October 31, 2011), mainly associated with the commercial paper funding liabilities in Secured borrowings, and an after-tax decrease in retained earnings of $128 million ($137 million as at January 31, 2011 and $136 million as at October 31, 2011), and an $8 million after-tax decrease in AOCI ($5 million as at January 31, 2011 and $7 million as at October 31, 2011).

The impact of deconsolidation of SPEs was a decrease in consolidated assets and liabilities of $819 million as at the Transition Date ($740 million as at January 31, 2011 and nil as at October 31, 2011).

80	CIBC First Quarter 2012

The cumulative increase (decrease) on the consolidated balance sheet as a result of the changes in consolidation accounting was as follows:

	2011	2011	2010
$ millions, as at	Oct. 31	Jan. 31	Nov. 1

Cash and non-interest bearing deposits with banks	$1	$—	$—
Interest-bearing deposits with banks	227	23	99
Securities	(265)	(1,048)	(1,319)
Loans	4,169	4,178	4,258
Derivative instruments	28	24	33
Customers' liability under acceptances	(69)	(41)	(51)
Other assets	35	10	(48)

Total assets	$4,126	$3,146	$2,972

Deposits	$(7)	$(534)	$(650)
Secured borrowings	4,444	4,454	4,342
Derivative instruments	(32)	(266)	(330)
Acceptances	(69)	(41)	(51)
Other liabilities	(67)	(325)	(203)

	4,269	3,288	3,108
Retained earnings	(136)	(137)	(128)
Accumulated other comprehensive income	(7)	(5)	(8)

Total liabilities and shareholders' equity	$4,126	$3,146	$2,972

Under IFRS, we recognize interest income on credit card receivables and residential mortgages held in the Trusts and interest expense on the funding liabilities issued by the Trusts. We also recognize fees on the credit card accounts held in the Trusts as part of non-interest income, and we recognize the write-off of delinquent accounts as part of the provision for credit losses. This presentation differs from Canadian GAAP, under which we recognized these items in aggregate in securitization income within non-interest income. The impact on net income in 2011 is primarily due to changes in the collective allowance under IFRS (previously referred to as the general allowance under Canadian GAAP) on credit card receivables recognized on the consolidated balance sheet only under IFRS, which are included in the provision for credit losses.

The cumulative increase (decrease) in the consolidated statement of income from the differences in presentation was as follows:

	For the three months ended		For the year ended
$ millions	2011 Oct. 31	2011 Jan. 31	2011 Oct. 31

Interest income	$178	$147	$684
Interest expense	29	26	125

Net interest income	149	121	559
Non-interest income	(92)	(68)	(296)

Total revenue	57	53	263
Provision for credit losses	53	59	253
Non-interest expenses	5	8	22

Net loss before income taxes	(1)	(14)	(12)
Income taxes	3	(5)	(4)

Net loss	$(4)	$(9)	$(8)

4. Financial instruments: recognition and measurement

Measurement of private AFS equity instruments

Canadian GAAP – AFS equity instruments that do not have a quoted market price in an active market (e.g. investments in private companies) were measured at cost less accumulated impairment losses.

IFRS – Under IAS 39, AFS financial assets that do not have a quoted market price in an active market are measured at fair value, unless fair value cannot be reliably measured.

A $328 million adjustment was made to increase the carrying amount of AFS equity instruments to fair value as at the Transition Date ($314 million as at January 31, 2011 and $257 million as at October 31, 2011), with a corresponding after-tax increase of $201 million in AOCI ($194 million as at January 31, 2011 and $160 million as at

CIBC First Quarter 2012	81

October 31, 2011).

Foreign exchange gains and losses on AFS debt instruments

Canadian GAAP – Foreign exchange gains and losses attributable to AFS debt instruments were recognized in OCI.

IFRS – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in net income under IAS 39. This difference resulted in a transfer of the related after-tax foreign exchange gains on these assets of $5 million from AOCI to retained earnings as at the Transition Date ($7 million as at January 31, 2011 and $5 million as at October 31, 2011).

$2 million of foreign exchange gains on these assets were recognized in net income rather than in OCI for the three months ended January 31, 2011 ($2 million after-tax), and nil for the three months and year ended October 31, 2011.

Impairment of AFS equity instruments

Canadian GAAP – We hold AFS equity investments that are subject to impairment assessments subsequent to initial recognition. Expected future recovery was a consideration in our assessment of an “other-than-temporary” impairment in the context of whether the decline in fair value of the investment was “significant or prolonged”. In addition, when an investment was determined to be impaired and its carrying amount was written down to its fair value, it became its new cost base and measurement basis for subsequent impairment assessments.

We also hold certain investment-grade perpetual preferred shares that were classified as AFS equity instruments, for which the impairment assessment was conducted under a debt impairment model in accordance with the Securities and Exchange Commission (SEC) guidance for perpetual preferred shares that are investment-grade. We did not recognize any impairment on our perpetual preferred shares.

IFRS – IAS 39 does not permit consideration of expected future recovery for the purpose of assessing impairment for AFS equity investments in the context of determining whether a decline in fair value is significant or prolonged. In addition, IAS 39 requires that, once an AFS equity instrument is impaired, any future decline in its fair value is recognized in net income. This resulted in incremental impairment charges of $14 million in retained earnings and an after-tax increase of $10 million in AOCI as at the Transition Date ($11 million and $10 million respectively as at January 31, 2011 and $17 million and $12 million respectively as at October 31, 2011).

Due to the incremental impairment losses recognized under IFRS as at the Transition Date, the carrying amount of certain AFS equity instruments under IFRS was lower than the carrying amount under Canadian GAAP. As a result, when certain AFS equity investments were sold in 2011, a higher gain on sale was recognized under IFRS. In addition, for certain investments for which the fair value decreased further subsequent to the Transition Date, the impairment recognized under IFRS was lower than that recognized under Canadian GAAP. Also, due to differences in impairment testing, impairment losses were recognized under IFRS for certain investments where no such impairment losses were recognized under Canadian GAAP.

In the three months ended January 31, 2011, the impact of the above resulted in an increase in net income of $3 million under IFRS ($3 million after-tax), and resulted in a decrease in net income of $6 million ($6 million after-tax) and $4 million ($3 million after-tax) for the three months and year ended October 31, 2011, respectively.

Also, an entity has an accounting policy choice under IFRS to use either the equity or debt impairment model for assessing impairment for investment-grade perpetual preferred shares classified as AFS. Once a policy choice is made, it should be followed consistently for all such investment-grade perpetual preferred shares. We elected to follow the equity impairment model for these shares. By applying the equity impairment model retrospectively, the “significant or prolonged” threshold was breached for certain AFS investment-grade perpetual preferred shares prior to the Transition Date, which resulted in an after-tax impairment charge of $36 million under IFRS that was recognized as a decrease in retained earnings as at the Transition Date, with a corresponding increase in AOCI ($36 million as at January 31, 2011 and $36 million as at October 31, 2011).

Reclassification of financial instruments

Canadian GAAP – Prior to the amendments to CICA handbook section 3855 issued in July 2009, Canadian GAAP required all loans to be measured at amortized cost and explicitly precluded loans from being measured at fair value through profit or loss unless the loans were designated as FVO. As a result, we had classified certain leveraged loans that were originated prior to 2009 as loans and receivables measured at amortized cost, even though we had the near-term intention to sell them at initial recognition.

IFRS – Under IAS 39, loans that an entity has an intention to sell in the near term at initial recognition are required to be classified as held-for-trading and measured at fair value through profit or loss. In addition, IAS 39 was amended in 2008 to allow reclassification of financial assets that were classified as trading into loans and receivables if certain criteria were met or, under “rare circumstances”, into AFS.

As a result of applying IAS 39 retrospectively to the leveraged loans and applying the reclassification provisions in IAS 39, the leveraged loans continue to be classified as loans and receivables under IFRS. However, a transitional adjustment was required in respect of the period from initial recognition to July 1, 2008 when the loans would have been classified as trading under IFRS but were classified as loans and receivables and measured at

82	CIBC First Quarter 2012

amortized cost under Canadian GAAP. This adjustment, including the accretion that would have occurred prior to the Transition Date, resulted in a reduction of $38 million to the carrying amount of these loans with an after-tax decrease in retained earnings of $27 million as at the Transition Date ($35 million and $25 million respectively as at January 31, 2011 and $17 million and $11 million respectively as at October 31, 2011).

This adjustment also resulted in an increase in net income of $3 million ($2 million after-tax) for the three months ended January 31, 2011, and a decrease in net income of $21 million ($16 million after-tax) for the year ended October 31, 2011. There was no impact on net income for the three months ended October 31, 2011.

Furthermore, as discussed in Section A.5, in applying the IFRS 1 requirements and optional exemptions for previously recognized financial instruments, entities are required to apply the IAS 39 criteria for financial instruments classification in preparing the opening IFRS consolidated balance sheet. As a result, we reclassified certain financial instruments as at the Transition Date as follows:

Canadian GAAP		IFRS
Classification	Carrying value as at October 31, 2010	Classification	Carrying value as at November 1, 2010	After-tax retained earnings decrease as at November 1, 2010

FVO loans at fair value	$11	Trading loans at fair value	$11	$—

FVO loans at fair value	9	Loans and receivables at amortized cost	9	—

Loans and receivables at amortized cost	350	FVO securities at fair value	270	58

AFS securities at fair value	8	Loans and receivables at amortized cost	8	—

Trading securities at fair value	1	AFS securities at fair value	1	—

The above reclassifications increased net income by $4 million ($3 million after-tax) for the three months ended January 31, 2011, and decreased net income by $34 million ($25 million after-tax) and $5 million ($3 million after-tax) for the three months and year ended October 31, 2011, respectively.

5. Share-based payments

Period of recognition of expense

Canadian GAAP – The estimated grant-date fair value of share-based awards was recognized in their entirety in the year preceding the grant-date if the award was for performance during that year.

IFRS – Under IFRS 2 “Share-based Payment”, for awards for which the service commencement date precedes the grant-date (e.g. the award includes a performance year preceding the grant-date), the grant-date fair value is recognized over the period from the service commencement date (i.e. the beginning of the performance year preceding the grant-date) to the earlier of the vesting date and the employee’s retirement eligible date. For such awards, the compensation expense is recognized over a longer period under IFRS. Retention awards are recognized over the vesting period, consistent with the treatment under Canadian GAAP.

Forfeitures

Canadian GAAP – Forfeitures of awards due to the failure to satisfy service or non-market vesting conditions were recognized as incurred.

IFRS – The impact of forfeitures due to the failure to satisfy service or non-market vesting conditions is estimated initially at the grant-date of the award (or at the service commencement date if earlier), and the forfeiture estimate is adjusted if subsequent information indicates that actual forfeitures are likely to differ from the initial estimate. As a result, the carrying amount of the liability for cash-settled awards is lower under IFRS as it reflects an estimate of forfeitures as at the reporting date.

As a result of the differences noted above, the net impact was a pre-tax decrease of $150 million in Other liabilities, with an offsetting after-tax increase of $103 million and $2 million in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $2 million as at the Transition Date.

The net impact as at January 31, 2011 was a pre-tax decrease of $132 million in Other liabilities, an after-tax increase of $91 million and $1 million in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $2 million.

The net impact as at October 31, 2011 was a pre-tax decrease of $102 million in Other liabilities, an after-tax increase of $75 million and nil in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $3 million.

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Share-based payment expense increased by $16 million ($12 million after-tax) for the three months ended January 31, 2011, $11 million ($9 million after-tax) for the three months ended October 31, 2011 and $37 million ($28 million after-tax) for the year ended October 31, 2011.

6. Joint venture accounting

Canadian GAAP – Interests in jointly-controlled entities were proportionately consolidated. Additionally, previous versions of Canadian GAAP required the amortization of goodwill including that recognized under joint venture agreements.

IFRS – Under IAS 31 “Interests in Joint Ventures”, interests in jointly-controlled entities may be accounted for using either proportionate consolidation or the equity method of accounting. We elected to apply the equity method for our jointly-controlled investments. The transition to the equity method resulted in a decrease in consolidated assets and liabilities of $2.2 billion ($2.1 billion as at January 31, 2011 and $2.5 billion as at October 31, 2011). In addition, due to our transition to the equity method under IFRS, amortization of goodwill previously recognized under proportionate consolidation was reversed, resulting in an after-tax increase of $6 million in retained earnings as at the Transition Date.

The increase (decrease) on the consolidated balance sheet as a result of the equity accounting for joint ventures was as follows:

$ millions, as at	2011 Oct. 31	2011 Jan. 31	2010 Nov. 1

Interest-bearing deposits with banks	$(1,008)	$(835)	$(956)
Securities	(1,276)	(1,092)	(1,061)
Securities purchased under resale agreements	(362)	(295)	(219)
Loans	(202)	(81)	(61)
Customers' liability under acceptances	162	40	—
Land, buildings and equipment	(2)	(3)	(4)
Goodwill	(5)	(5)	(6)
Software and other intangible assets	(21)	(27)	(30)
Investments in equity-accounted associates and joint ventures	266	243	197
Other assets	(27)	(27)	(29)

Total assets	$(2,475)	$(2,082)	$(2,169)

Deposits	$(2,696)	$(2,108)	$(2,161)
Acceptances	162	40	—
Other liabilities	53	(20)	(14)

	(2,481)	(2,088)	(2,175)
Retained earnings	6	6	6

Total liabilities and shareholders’ equity	$(2,475)	$(2,082)	$(2,169)

Application of the equity method of accounting for joint ventures had no impact on consolidated net income. However, the increase (decrease) in the consolidated statement of income as a result of the difference in presentation was as follows:

	For the three months ended		For the year ended
$ millions	2011 Oct. 31	2011 Jan. 31	2011 Oct. 31

Interest income	$(10)	$(9)	$(39)
Interest expense	1	—	1

Net interest income	(11)	(9)	(40)
Income in equity-accounted associates and joint ventures	11	47	84
Other non-interest income	(31)	(73)	(167)

Total revenue	(31)	(35)	(123)
Provision for credit losses	—	—	—
Non-interest expenses	(26)	(23)	(96)

Net loss before income taxes	(5)	(12)	(27)
Income taxes	(5)	(12)	(27)

Net income	$—	$—	$—

84	CIBC First Quarter 2012

7. Finance leases

Canadian GAAP – Under Canadian GAAP, we were deemed to be the owner of land and building for a certain property, as well as the holder of the associated debt. We initially recognized the land and building at cost and recognized the initial carrying amount of the debt at the same amount as the land and building. In addition, as deemed owner, we depreciated the building over a period of 40 years, and no depreciation was recognized in respect of the land.

IFRS – Under IAS 17 “Leases”, we recognized an asset and a liability underlying a finance lease for the above noted property. The land and building and the corresponding liability are measured at the present value of the minimum lease payments, which is lower than the carrying amount of the land and building. This is because both the land and building are depreciated over the 30 year term of the lease. This resulted in an after-tax decrease in retained earnings of $17 million as at the Transition Date ($17 million as at January 31, 2011 and $19 million as at October 31, 2011), reflecting higher cumulative depreciation expense under IFRS, which was partially offset by lower cumulative interest expense under IFRS.

For the three months ended January 31, 2011, a $1 million decrease in net income was recognized (nil after-tax), which was comprised of additional depreciation expense of $2 million and a $1 million decrease in interest expense.

For the three months ended October 31, 2011, a $1 million decrease in net income was recognized ($1 million after-tax), which was comprised of additional depreciation expense of $2 million and a $1 million decrease in interest expense.

For the year ended October 31, 2011, a $4 million decrease in net income was recognized ($2 million after-tax), which was comprised of additional depreciation expense of $8 million and a $4 million decrease in interest expense.

8. Leveraged leases

Canadian GAAP – Under Canadian GAAP, a change in the estimated timing of cash flows relating to income taxes resulted in a recalculation of the timing of income recognition from leveraged leases in accordance with EIC-46 “Leveraged Leases”.

IFRS – Our investments in leveraged leases are classified as loans and are measured at amortized cost using the effective interest method. Income is measured on a constant yield basis using the effective interest rate determined at the inception of the lease.

This resulted in an increase in Business and government loans of $37 million along with an after-tax increase in retained earnings of $20 million as at the Transition Date ($34 million increase and after-tax increase of $19 million, respectively, as at January 31, 2011, and $24 million increase and after-tax increase of $13 million, respectively, as at October 31, 2011).

Interest income and net income were reduced by $2 million ($1 million after-tax) for the three months ended January 31, 2011, $5 million ($3 million after-tax) for the three months ended October 31, 2011, and $12 million ($7 million after-tax) for the year ended October 31, 2011.

9. Customer loyalty awards

Canadian GAAP – At the time customer loyalty awards under self-managed credit card reward programs were granted, the expected cost to fulfill award obligations were recognized as a liability and a reduction in related revenue. When the customer redeemed the award, the liability was reduced by the actual cost of the award.

For some of our credit cards, we provide our customers with loyalty awards at the time that they activate a new card. The cost of these awards was deferred and amortized.

IFRS – At the time that customer loyalty awards are granted under self-managed credit card reward programs, the estimated fair value of the awards expected to be redeemed is recognized as deferred revenue within Other liabilities. When we have satisfied our obligation related to the awards, the deferred revenue is recognized as revenue in net income, while the cost of our obligation is recognized as an expense, which has the impact of grossing up our revenue and expenses relative to Canadian GAAP.

Loyalty awards granted at the time customers activate a new card are expensed under IFRS rather than being deferred and amortized.

The differences relating to loyalty awards resulted in an after-tax decrease in retained earnings of $6 million as at the Transition Date ($6 million as at January 31, 2011 and $6 million as at October 31, 2011).

For the three months ended January 31, 2011, revenues and expenses increased by $16 million and $16 million, respectively ($14 million and $14 million, respectively, for the three months ended October 31, 2011 and $54 million and $54 million, respectively, for the year ended October 31, 2011).

10.	Loan loss accounting

Canadian GAAP – An impaired loan was measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. The unwinding of the time value of money (discounting of future cash flows) could be recognized as either a credit to the provision or as interest income. We recognized the unwinding of the time value of money as a credit to the provision.

In addition, allowances for credit losses were classified as either specific allowances or general allowances. Specific allowances were recognized when impairment had been

CIBC First Quarter 2012	85

identified for loans that were either assessed individually or assessed collectively. General allowances were established for groups of loans where impairment was inherent but not specifically identified.

IFRS - Under IAS 39, an impaired loan is also measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. However, under IFRS, the unwinding of the time value of money is recognized as interest income. This difference did not impact the opening IFRS balance sheet. For the three months ended January 31, 2011, $14 million of the unwinding of time value of money was reclassified from Provision for credit losses to Interest income ($10 million for the three months ended October 31, 2011 and $48 million for the year ended October 31, 2011).

In addition, under IFRS, allowances for credit losses are classified as either individual allowances or collective allowances. For loans that are considered individually significant, the assessment of impairment is performed on an account-by-account basis and the resulting allowances, if any, are classified as individual allowances. Impairment is collectively assessed in two circumstances:

•	For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis; and

•	For groups of loans where each loan is considered to be not individually significant.

The difference in classification did not result in a transitional adjustment as at the Transition Date or in the 2011 comparative period. However, the Canadian GAAP category of general allowance for all loans has been re-characterized as collective allowance under IFRS, and the specific allowance for collectively assessed loans also has been re-characterized as collective allowance under IFRS. The specific allowance for individually assessed loans has been re-characterized as individual allowance. The increase in the allowance under IFRS is a result of the consolidation of certain securitization transactions (see Sections B.2 and B.3).

11.	Impairment of goodwill and other intangible assets

Canadian GAAP – For the purpose of impairment testing, goodwill was allocated to reporting units which were defined as an operating segment or one level below an operating segment.

The impairment test for goodwill was based on a comparison of the carrying value of the reporting unit, including the allocated goodwill, with its fair value. When the carrying value of a reporting unit exceeded its fair value, any impairment of goodwill was measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill was the excess of the fair value of the reporting unit over the fair value of the net tangible and other intangible assets of the reporting unit.

The impairment test for other intangible assets was based on comparison of the carrying value of the intangible asset with its fair value. An impairment loss was recognized in net income for the excess of the carrying value of the intangible asset over its fair value.

IFRS – As discussed in Section A.2, the carrying value of goodwill arising on business combinations occurring before the Transition Date has not been adjusted.

Under IAS 36 “Impairment of Assets”, goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. CGUs are defined as the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. The allocation of goodwill as at the Transition Date to CGUs or groups of CGUs under IFRS is broadly similar to the allocation of goodwill to reporting units under Canadian GAAP.

The impairment test for goodwill is based on a comparison of the carrying value of the CGU or groups of CGUs, including the allocated goodwill, with the recoverable amount of the CGU or groups of CGUs. The recoverable amount is the greater of fair value less cost to sell and value in use.

Value in use is the present value of the future cash flows expected to be derived from the CGU or groups of CGUs. The impairment loss is calculated as the excess of the carrying value over the recoverable amount.

The impairment test for other intangible assets is also based on a comparison of the carrying value with the recoverable amount related to that asset. If the recoverable amount is lower than carrying value, then the excess of the carrying value over the recoverable amount is recognized as an impairment loss.

Under IFRS 1, the carrying value of indefinite-lived intangible assets and goodwill were tested for impairment as at the Transition Date (see Section A.2), and no impairment loss was recognized.

In addition, the carrying value of CGUs to which goodwill has been allocated and other indefinite-lived intangible assets is required to be tested for impairment annually, or at each reporting date when there is an indication of a possible impairment. The carrying value of goodwill arising on the acquisition of CIBC FirstCaribbean was allocated to the CIBC FirstCaribbean CGU under IFRS, which is consistent with the allocation of goodwill to the CIBC FirstCaribbean reporting unit under Canadian GAAP. In the three months ended July 31, 2011, impairment testing was performed under both Canadian GAAP and IFRS. Under Canadian GAAP, the implied fair value of CIBC FirstCaribbean’s goodwill was greater than its carrying value and no impairment loss was recognized.

Under IFRS, the estimated recoverable amount of the CIBC FirstCaribbean CGU was determined to be lower than

86	CIBC First Quarter 2012

the carrying value, and as a result an impairment loss of $203 million was recognized in the three months ended July 31, 2011.

The estimated recoverable amount of the CIBC FirstCaribbean CGU was based on its value in use, which was estimated using an internally developed discounted future cash flow valuation model taking into account entity specific cash flows (see Note 13 for further information). This test is similar to the step 1 fair value test under Canadian GAAP.

12.	Reimbursement

Canadian GAAP – Reimbursements by another party in respect of accrued contingent losses were recognized when the reimbursement was “probable”.

IFRS—Reimbursements by another party in respect of accrued contingent losses are recognized when it is “virtually certain” that the reimbursement will be received, which is a higher recognition threshold than probable under Canadian GAAP. As a result of the higher recognition threshold under IFRS, a reimbursement related to an indemnification that was recognized under Canadian GAAP was reversed under IFRS, resulting in a decrease in net income of $11 million ($6 million after-tax) for the three months and year ended October 31, 2011.

13.	Earnings per share

Canadian GAAP – Preferred shares that may be settled in cash or that are convertible into equity did not impact diluted EPS to the extent that there was a past practice of cash settlement. As a result, our Series 26, 27 and 29 Class A Preferred Shares that were redeemable for cash or were convertible to common shares at the option of CIBC (the Convertible Preferred Shares) through to August 17, 2011 had no dilution impact in calculating diluted EPS.

IFRS - Under IFRS, if preferred shares can be converted into common shares, they are included in the calculation of diluted EPS regardless of whether there is a past practice of conversion to common shares. As a result, the Convertible Preferred Shares are included in the calculation of diluted EPS for the period through to August 17, 2011, at which time we renounced our rights to convert the Convertible Preferred Shares into CIBC common shares except when required to do so by OSFI pursuant to a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by OSFI. The inclusion of the Convertible Preferred Shares increased the weighted-average number of common shares outstanding in the diluted EPS calculation by 12,258 thousand for the three months ended January 31, 2011 (2,235 thousand for the three months ended October 31, 2011 and 9,609 thousand for the year ended October 31, 2011).

C. Other presentation reclassifications

1. Non-controlling interests

Under Canadian GAAP, minority interests in subsidiaries are classified outside of shareholders’ equity. Under IFRS, minority interests are referred to as non-controlling interests, and non-controlling interests are classified as equity, and are presented separately within total equity. As a result, $168 million of non-controlling interests were reclassified to total equity as at the Transition Date ($163 million as at January 31, 2011 and $164 million as at October 31, 2011), with no impact on consolidated net assets.

2. Precious metals

Under Canadian GAAP, we included precious metals in the balance sheet under Cash and non-interest-bearing deposits with banks, whereas under IFRS, we include precious metals in Other assets. As a result, $373 million of precious metals were reclassified from Cash and non-interest-bearing deposits with banks to Other assets as at the Transition Date ($199 million as at January 31, 2011 and $374 million as at October 31, 2011).

3. Covered bond liabilities

Under Canadian GAAP, we included covered bond liabilities in the consolidated balance sheet under Business and government deposits, whereas under IFRS, we include the covered bond liabilities in Secured borrowings. As a result, $6.4 billion of covered bond liabilities were reclassified from Business and government deposits to Secured borrowings as at the Transition Date ($8.2 billion as at January 31, 2011 and $11.9 billion as at October 31, 2011).

4. Consolidated statement of cash flows

In conjunction with the transition to IFRS, we have reclassified certain items within the consolidated statement of cash flows.

Under IFRS, items classified within cash flows provided by (used in) financing activities are primarily for transactions related to our common and preferred shares and subordinated indebtedness. Items classified within cash flows provided by (used in) investing activities relate to cash flows for the acquisition or disposal of assets that support treasury management activities or are of a strategic or longer-term nature. All other items are presented as cash flows provided by (used in) operating activities.

The principles of classification followed under IFRS resulted in the following changes in classification from that under Canadian GAAP:

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Classification under
	Canadian GAAP	IFRS

Deposits, net of withdrawals	Financing activities	Operating activities

Obligations related to securities sold short	Financing activities	Operating activities

Obligations related to securities sold under repurchase agreements	Financing activities	Operating activities

Cash collateral on securities lent	Financing activities	Operating activities

Interest-bearing deposits with banks	Investing activities	Operating activities

Loans, net of repayments	Investing activities	Operating activities

Cash collateral on securities borrowed	Investing activities	Operating activities

Securities purchased under resale agreements	Investing activities	Operating activities

The changes in presentation, along with the impact of adjustments related to the transition to IFRS, resulted in adjustments to the statement of cash flows, as discussed below.

Three months ended January 31, 2011

For the three months ended January 31, 2011, the net decrease in Cash and non-interest-bearing deposits with banks was $0.6 billion under Canadian GAAP, as compared to a net decrease of $0.4 billion under IFRS, for a difference of $0.2 billion.

Cash flows from operating activities increased by $1.5 billion, from a net outflow of $1.3 billion under Canadian GAAP to a net inflow of $0.2 billion under IFRS.

Cash flows from financing activities decreased by $15.4 billion, from a net inflow of $16.2 billion under Canadian GAAP to a net inflow of $0.8 billion under IFRS.

Cash flows from investing activities increased by $14.1 billion, from a net outflow of $15.5 billion under Canadian GAAP to a net outflow of $1.4 billion under IFRS.

Three months ended October 31, 2011

For the three months ended October 31, 2011, the net decrease in Cash and non-interest bearing deposits with banks was $0.4 billion under Canadian GAAP, as compared to a net decrease of $0.5 billion under IFRS, a difference of $0.1 billion.

Cash flows from operating activities increased by $10.1 billion, from a net outflow of $2.6 billion under Canadian GAAP to a net inflow of $7.5 billion under IFRS.

Cash flows from financing activities increased by $12.8 billion, from a net outflow of $13.5 billion under Canadian GAAP to a net outflow of $0.7 billion under IFRS.

Cash flows from investing activities decreased by $23.0 billion, from a net inflow of $15.6 billion under Canadian GAAP to a net outflow of $7.4 billion under IFRS.

Year ended October 31, 2011

For the year ended October 31, 2011, the net decrease in Cash and non-interest bearing deposits with banks was $0.3 billion under both Canadian GAAP and IFRS.

Cash flows from operating activities increased by $6.2 billion, from a net outflow of $1.4 billion under Canadian GAAP to a net inflow of $4.8 billion under IFRS.

Cash flows from financing activities increased by $1.0 billion, from a net outflow of $2.3 billion under Canadian GAAP to a net outflow of $1.3 billion under IFRS.

Cash flows from investing activities decreased by $7.2 billion, from a net inflow of $3.4 billion under Canadian GAAP to a net outflow of $3.8 billion under IFRS.

88	CIBC First Quarter 2012

D. Reconciliation of equity from Canadian GAAP to IFRS

(i) As at November 1, 2010

$ millions	Retained earnings	AOCI	Other equity	Total shareholders’ equity	Non- controlling interests	Total equity	Note

As reported under Canadian GAAP	$6,095	$(361)	$10,056	$15,790	$—	$15,790

Employee benefits	(1,080)	—	—	(1,080)	—	(1,080)	A.1 ,B.1
Securitized residential mortgages	(131)	(34)	—	(165)	—	(165)	A.8, B.2
Consolidation	(128)	(8)	—	(136)	—	(136)	A.8, B.3
Measurement of private AFS equity securities	—	201	—	201	—	201	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	—	—	—	—	B.4
Impairment of AFS equity securities	(50)	46	—	(4)	—	(4)	B.4
Reclassification of financial instruments	(85)	—	—	(85)	—	(85)	A.5, B.4
Share-based payments	103	2	2	107	—	107	B.5
Joint venture accounting	6	—	—	6	—	6	B.6
Foreign currency translation adjustments	(575)	575	—	—	—	—	A.3
Finance leases and leveraged leases	3	—	—	3	—	3	B.7, B.8
Customer loyalty points	(6)	—	—	(6)	—	(6)	B.9
Presentation of non-controlling interests as equity	—	—	—	—	168	168	C.1

	$(1,938)	$777	$2	$(1,159)	$168	$(991)

As reported under IFRS	$4,157	$416	$10,058	$14,631	$168	$14,799

(ii) As at January 31, 2011

$ millions	Retained earnings	AOCI	Other equity	Total shareholders’ equity	Non- controlling interests	Total equity	Note

As reported under Canadian GAAP	$6,509	$(535)	$10,203	$16,177	$—	$16,177

Employee benefits	(1,055)	—	—	(1,055)	—	(1,055)	A.1 ,B.1
Securitized residential mortgages	(178)	(28)	—	(206)	—	(206)	A.8, B.2
Consolidation	(137)	(5)	—	(142)	—	(142)	A.8, B.3
Measurement of private AFS equity securities	(1)	194	—	193	—	193	B.4
Foreign exchange gains and losses on AFS debt instruments	7	(7)	—	—	—	—	B.4
Impairment of AFS equity securities	(47)	46	—	(1)	—	(1)	B.4
Reclassification of financial instruments	(80)	—	—	(80)	—	(80)	A.5, B.4
Share-based payments	91	1	2	94	—	94	B.5
Joint venture accounting	6	—	—	6	—	6	B.6
Foreign currency translation adjustments	(575)	575	—	—	—	—	A.3
Finance leases and leveraged leases	2	—	—	2	—	2	B.7, B.8
Customer loyalty points	(6)	—	—	(6)	—	(6)	B.9
Tax rate adjustment	(3)	—	—	(3)	—	(3)
Presentation of non-controlling interests as equity	—	—	—	—	163	163	C.1

	$(1,976)	$776	$2	$(1,198)	$163	$(1,035)

As reported under IFRS	$4,533	$241	$10,205	$14,979	$163	$15,142

CIBC First Quarter 2012	89

(iii) As at October 31, 2011

$ millions	Retained earnings	AOCI	Other equity	Total shareholders’ equity	Non- controlling interests	Total equity	Note

As reported under Canadian GAAP	$7,605	$(487)	$10,222	$17,340	$—	$17,340

Employee benefits	(1,006)	1	—	(1,005)	—	(1,005)	A.1 ,B.1
Securitized residential mortgages	(164)	(28)	—	(192)	—	(192)	A.8, B.2
Consolidation	(136)	(7)	—	(143)	—	(143)	A.8, B.3
Measurement of private AFS equity securities	1	160	—	161	—	161	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	—	—	—	—	B.4
Impairment of AFS equity securities	(53)	48	—	(5)	—	(5)	B.4
Reclassification of financial instruments	(72)	1	—	(71)	—	(71)	A.5, B.4
Share-based payments	75	—	3	78	—	78	B.5
Joint venture accounting	6	—	—	6	—	6	B.6
Foreign currency translation adjustments	(571)	571	—	—	—	—	A.3
Finance leases and leveraged leases	(6)	—	—	(6)	—	(6)	B.7, B.8
Customer loyalty points	(6)	—	—	(6)	—	(6)	B.9
Goodwill impairment	(203)	(9)	—	(212)	—	(212)	B.11
Reimbursement	(6)	—	—	(6)	—	(6)	B.12
Tax rate adjustment	(12)	—	—	(12)	—	(12)
Presentation of non-controlling interests as equity	—	—	—	—	164	164	C.1

	$(2,148)	$732	$3	$(1,413)	$164	$(1,249)

As reported under IFRS	$5,457	$245	$10,225	$15,927	$164	$16,091

90	CIBC First Quarter 2012

E. Impact of IFRS on financial results of reporting segments

A summary of the cumulative impact of the adoption of IFRS on the results of our reporting segments for the year ended October 31, 2011 is provided below.

$ millions, for the year ended October 31, 2011	Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total

Canadian GAAP
Net interest income	$5,882	$179	$732	$(443)	$6,350
Non-interest income	1,800	1,740	1,143	1,216	5,899
Intersegment revenue	283	(283)	—	—	—

Total revenue	7,965	1,636	1,875	773	12,249
Provision for (reversal of) credit losses	1,072	4	32	(267)	841
Non-interest expenses	4,062	1,241	1,198	849	7,350

Income before income taxes and NCI	2,831	391	645	191	4,058
Income taxes	706	112	79	72	969

Net income before NCI (1)	$2,125	$279	$566	$119	$3,089

IFRS adjustments
Net interest income	$41	$—	$10	$661	$712
Non-interest income	39	—	(16)	(549)	(526)
Intersegment revenue	—	—	—	—	—

Total revenue	80	—	(6)	112	186
Provision for credit losses	24	—	15	264	303
Non-interest expenses	(28)	—	20	144	136

Income (loss) before income taxes	84	—	(41)	(296)	(253)
Income taxes	25	—	(18)	(49)	(42)

Net income (loss)	$59	$—	$(23)	$(247)	$(211)

IFRS
Net interest income	$5,923	$179	$742	$218	$7,062
Non-interest income	1,839	1,740	1,127	667	5,373
Intersegment revenue	283	(283)	—	—	—

Total revenue	8,045	1,636	1,869	885	12,435
Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144
Non-interest expenses	4,034	1,241	1,218	993	7,486

Income (loss) before income taxes	2,915	391	604	(105)	3,805
Income taxes	731	112	61	23	927

Net income (loss) (1)	$2,184	$279	$543	$(128)	$2,878

(1)	Under Canadian GAAP, net income represents income after attribution to non-controlling interests, whereas under IFRS, net income represents income prior to attribution to non-controlling interests.

The impact of IFRS on the financial results of our reporting segments included the following:

•

The increase in net income in Retail and Business Banking was mainly due to adjustments for employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) of $96 million ($65 million after-tax), net of adjustments related to the securitization of residential mortgages (see Section B.2).

•	Adjustments relating to employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) largely offset in Wealth Management.

•

The decrease in net income in Wholesale Banking includes lower revenue in the structured credit run-off business of $8 million ($6 million after-tax) (see Section B.4), reduced leverage lease revenues of $12 million ($7 million after-tax) (see Section B.8), increased litigation reserves of $11 million ($6 million after-tax) (see Section B.12), the elimination of a positive CVA of $13 million ($9 million after-tax) relating to seller swaps not recognized under IFRS (see Section B.2), net of increased revenue of $21 million ($11 million after-tax) on leveraged loans (see Section B.4).

•

The decrease in net income in Corporate and Other includes the $203 million CIBC FirstCaribbean goodwill impairment charge (see Section B.11) and securitization and consolidation related adjustments of $25 million ($18 million after-tax) (see Sections B.2 and B.3 respectively).

CIBC First Quarter 2012	91

13. Additional annual disclosures under IFRS

The following IFRS annual disclosures are included to help provide an understanding of the comparative financial information as at or for the year ended October 31, 2011. Certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS were omitted or condensed where such information is not considered material to the understanding of our interim consolidated financial statements.

(i) Fair value of financial instruments

Methods and assumptions

Financial instruments with fair value equal to carrying value

Where we consider any difference between fair and carrying values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their carrying values. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; and other liabilities.

Securities

The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third- party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

ABS and MBS not issued or guaranteed by government are valued using cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value. The fair value of loans is reduced by individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and CDOs in our structured credit run-off business, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets

Other assets mainly comprise accrued interest receivable, brokers’ client accounts, and accounts receivable.

The fair value of other assets is primarily assumed to be cost or amortized cost as we consider any difference to be insignificant.

92	CIBC First Quarter 2012

Deposits

The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

Secured borrowings

The fair value of secured borrowings is based on market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Capital Trust securities

The fair value of Capital Trust securities is determined based on quoted market prices.

Subordinated indebtedness

The fair value is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including indicative dealer and broker quotations, third-party consensus pricing inputs, any relevant observable market inputs, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy and regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

After arriving at these valuations, to reflect market risk, we consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. The CVA, net of considering our own credit risk, could be positive or negative. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties,

CIBC First Quarter 2012	93

except for high-quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. The credit exposure on loan commitments is included in our assessment of the individual and collective allowances and, hence, no further adjustments are made.

The following table provides the carrying and fair values of our financial assets and liabilities:

	Carrying value
		Fair value	Fair value			Fair value
$ millions, as at October 31, 2011	Amortized cost	through net income	through OCI	Total	Fair value	over carrying value

Financial assets
Cash and deposits with banks	$5,142	$—	$—	$5,142	$5,142	$—
Securities	—	33,177	27,118	60,295	60,295	—
Cash collateral on securities borrowed	1,838	—	—	1,838	1,838	—
Securities purchased under resale agreements	25,641	—	—	25,641	25,641	—
Loans
Residential mortgages	150,460	—	—	150,460	152,018	1,558
Personal	34,356	—	—	34,356	34,376	20
Credit card	15,112	—	—	15,112	15,112	—
Business and government	38,759	268	—	39,027	39,038	11
Derivative instruments	—	28,270	—	28,270	28,270	—
Customers’ liability under acceptances	9,454	—	—	9,454	9,454	—
Other assets	6,240	—	—	6,240	6,244	4

Financial liabilities
Deposits
Personal	$116,592	$—	$—	$116,592	$116,888	$296
Business and government	115,620	1,523	—	117,143	117,791	648
Bank	4,177	—	—	4,177	4,177	—
Derivative instruments	—	28,792	—	28,792	28,792	—
Acceptances	9,489	—	—	9,489	9,489	—
Obligations related to securities sold short	—	10,316	—	10,316	10,316	—
Cash collateral on securities lent	2,850	—	—	2,850	2,850	—
Secured borrowings	50,936	372	—	51,308	51,451	143
Capital Trust securities	1,594	—	—	1,594	2,070	476
Obligations related to securities sold under repurchase agreements	8,564	—	—	8,564	8,564	—
Other liabilities	8,175	—	—	8,175	8,175	—
Subordinated indebtedness	5,138	—	—	5,138	5,533	395

94	CIBC First Quarter 2012

The table below presents the changes in fair value of Level 3 financial assets and liabilities:

		Net gains (losses) included in net income
$ millions, for the year ended October 31, 2011	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance

Trading securities and loans	$840	$30	$(21)	$—	$—	$287	$—	$(400)	$(166)	$570
AFS securities	2,482	230	(18)	(40)	—	717	(417)	(22)	(880)	2,052
FVO securities and loans	270	26	(18)	—	—	—	—	(38)	(42)	198
Derivative assets	1,446	(197)	(69)	—	—	—	—	—	(71)	1,109

Total	$5,038	$89	$(126)	$(40)	$—	$1,004	$(417)	$(460)	$(1,159)	$3,929

Deposits (3)	$(891)	$9	$307	$—	$12	$—	$(150)	$80	$50	$(583)
Secured borrowings—FVO	(359)	—	4	—	—	—	(17)	—	—	(372)
Derivative liabilities	(2,232)	53	(26)	—	—	—	(3)	—	271	(1,937)

Total	$(3,482)	$62	$285	$—	$12	$—	$(170)	$80	$321	$(2,892)

(1)	Includes foreign currency gains and losses.
(2)	Unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Comprises FVO deposits of $432 million and bifurcated embedded derivatives of $151 million.

Fair value of derivative instruments

$ millions, as at October 31, 2011	Positive	Negative	Net

Total held for trading (1)	$24,561	$25,904	$(1,343)
Total held for ALM	3,709	2,888	821

Total fair value	28,270	28,792	(522)
Less: effect of master netting agreements	(20,723)	(20,723)	—

Total fair value	$7,547	$8,069	$(522)

Average fair value of derivatives (2)	$29,032	$28,329	$703

(1)	Includes positive and negative fair values of $335 million and $232 million, respectively, for exchange-traded contracts.
(2)	Average fair value represents monthly averages.

CIBC First Quarter 2012	95

(ii) Securities

The following table provides the residual term to contractual maturity for our securities:

$ millions, as at October 31, 2011	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Total

	Carrying value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$1,686	$2,600	$42	$506	$—	$4,834
Other Canadian governments	205	4,189	1,777	55	—	6,226
U.S. Treasury and agencies	3,393	241	27	—	—	3,661
Other foreign governments	2,514	774	163	186	—	3,637
Mortgage-backed securities	51	2,090	72	583	—	2,796
Asset-backed securities	107	1,197	—	2	—	1,306
Corporate public debt	2,056	1,632	20	92	—	3,800
Corporate private debt	8	14	3	—	—	25

Total debt securities	10,020	12,737	2,104	1,424	—	26,285

Corporate public equity	—	—	—	—	115	115
Corporate private equity	9	—	—	9	700	718

Total equity securities	9	—	—	9	815	833

Total AFS securities	$10,029	$12,737	$2,104	$1,433	$815	$27,118

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,443	$1,461	$762	$600	$—	$4,266
Other Canadian governments	480	1,188	807	914	—	3,389
U.S. Treasury and agencies	25	188	64	4	—	281
Other foreign governments	94	186	1	1	—	282
Mortgage-backed securities	—	656	5	2	—	663
Asset-backed securities	276	75	72	375	—	798
Corporate public debt	415	384	214	188	—	1,201
Corporate public equity	—	3	—	—	21,830	21,833

Total trading securities	$2,733	$4,141	$1,925	$2,084	$21,830	$32,713

FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$—	$—	$—	$46	$—	$46
U.S. Treasury and agencies	20	—	—	—	—	20
Mortgage-backed securities	—	—	—	43	—	43
Asset-backed securities	—	—	—	271	—	271
Corporate public debt	—	—	84	—	—	84

Total FVO securities	$20	$—	$84	$360	$—	$464

Total securities	$12,782	$16,878	$4,113	$3,877	$22,645	$60,295

The table below presents realized gains, losses, and impairment reversals and write-downs on AFS securities:

$ millions, for the year ended October 31, 2011

Realized gains	$474
Realized losses	(59)
Impairment reversals	1
Impairment write-downs
Debt securities	(1)
Equity securities	(18)

$397

96	CIBC First Quarter 2012

(iii) Loans

$ millions, as at October 31, 2011	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total

Amortized cost
Residential mortgages	$150,509	$1	$48	$49	$150,460
Personal	34,842	8	478	486	34,356
Credit card	15,744	—	632	632	15,112
Business and government	39,395	357	279	636	38,759

	$240,490	$366	$1,437	$1,803	$238,687

Trading
Business and government	$268	$—	$—	$—	$268

	$268	$—	$—	$—	$268

	$240,758	$366	$1,437	$1,803	$238,955

Individual allowance

$ millions, as at or for the year ended October 31, 2011	Residential mortgages	Personal	Business and government	Total

Balance at beginning of year	$1	$6	$338	$345
Provision for credit losses	—	4	152	156
Write-offs	—	(1)	(99)	(100)
Recoveries	—	—	6	6
Interest income on impaired loans	—	—	(34)	(34)
Other	—	(1)	(6)	(7)

Balance at end of year	$1	$8	$357	$366

Collective allowance

$ millions, as at or for the year ended October 31, 2011	Residential mortgages	Personal	Credit card	Business and government	Total

Balance at beginning of year	$42	$511	$650	$402	$1,605
Provision for credit losses	39	248	728	(27)	988
Write-offs	(17)	(307)	(852)	(59)	(1,235)
Recoveries	—	27	106	6	139
Interest income on impaired loans	(13)	(1)	—	—	(14)
Other	(3)	—	—	5	2

Balance at end of year	$48	$478	$632	$327	$1,485

Comprises:
Loans	$48	$478	$632	$279	$1,437
Undrawn credit facilities (1)	—	—	—	48	48

(1)	Included in Other liabilities on interim consolidated balance sheet.

(iv) Investment property

A reconciliation of the carrying value of the finance lease property, including the portion classified as investment property, is as follows:

$ millions, for the year ended October 31, 2011

Balance at beginning of year	$422
Amortization	18

Balance at end of year	$404

Rental income of $78 million was generated by the investment property in 2011 and interest expense of $28 million and non-interest expenses of $35 million were incurred on the finance lease property in 2011. Our commitment relating to the finance lease is disclosed in Section (xi) of this Note.

CIBC First Quarter 2012	97

(v) Goodwill

Under IFRS, the carrying amount of goodwill was reviewed for impairment upon transition as at November 1, 2010, and to be tested annually as at April 30 and whenever there are events or changes in circumstances indicative that the carrying value is not recoverable.

Goodwill is allocated to CGUs for the purposes of impairment testing based on the level at which it is monitored by management. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have four CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU and SBU as follows:

$ millions, for the year ended October 31, 2011

CGUs	CIBC FirstCaribbean (1)		Wealth Management	Capital markets (1)	Other	Total

Balance at beginning of year	$927		$879	$40	$61	$1,907
Acquisitions	—		—	—	2	2
Impairment	(203	)(2)	—	—	—	(203)
Adjustments (3)	(30)		—	—	1	(29)

Balance at end of year	$694		$879	$40	$64	$1,677

(1)	Capital markets and CIBC FirstCaribbean CGUs are part of Wholesale Banking and Corporate and Other reporting segments, respectively.
(2)	The impairment loss is recognized in Other non-interest expenses in the interim consolidated statement of income.
(3)	Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in Corporate Banking, Retail Banking, Wealth Management, Credit Cards, Treasury Sales and Trading, and Investment Banking. CIBC FirstCaribbean operates in the Caribbean and is traded as CIBC FirstCaribbean on the stock exchanges of Barbados, Trinidad, Jamaica, The Bahamas and the Eastern Caribbean with assets of over US$10.9 billion. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value-in-use calculation. It has been determined using cash flow projections based on the CIBC FirstCaribbean internal plan approved by its Board of Directors covering a three-year period and our estimation of the capital required to be maintained in the region to support ongoing operations. The estimation of cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding long-term required capital and sustainable cash flows, which reflect management’s view of future performance. Growth factors reflecting the estimated benefits of interest rate spreads and loan loss rates coming back into line with historic rates were applied to the two years subsequent to the available Board approved forecasts. A terminal growth rate of 2.5% (2.5% as at November 1, 2010) was applied thereafter. The forecast cash flows have been discounted at a rate of 13% (13% as at November 1, 2010) which is a risk-adjusted interest rate appropriate to CIBC FirstCaribbean. The determination of discount rate requires the exercise of judgment.

For the impairment testing performed as at November 1, 2010, we determined that the estimated recoverable amount of the CIBC FirstCaribbean CGU was in excess of its carrying value. As a result, no impairment charge was recorded in the opening IFRS balance sheet.

In the three months ended July 31, 2011, we recognized an impairment charge of $203 million in respect of goodwill held by Corporate and Other for CIBC FirstCaribbean. The impairment charge was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region. Including the impairment charge, the recoverable amount of CIBC FirstCaribbean was equal to its carrying amount including the remaining goodwill of $700 million. Should there be further reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU, this would result in additional goodwill impairment charges. Reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any negative change to the discount rate or the terminal growth rate either in isolation or jointly.

Wealth Management

The recoverable amount of Wealth Management is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple

98	CIBC First Quarter 2012

derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 12 to 16 for testing performed as at November 1, 2010 and from 12 to 18 for the impairment testing performed as at April 30, 2011 for comparative purposes.

We have determined that for the impairment testing performed as at November 1, 2010 and as at April 30, 2011 the estimated recoverable amount of the Wealth Management CGU was in excess of the carrying values. As a result, no impairment charge was recorded as at November 1, 2010 or during 2011.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Capital markets and Other

Goodwill relating to the Capital markets and the Other CGUs is allocated between Wholesale Banking and Retail and Business Banking SBUs and is not considered significant.

(vi) Designated accounting hedges

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

	Derivatives
	notional	Carrying value
$ millions, as at October 31, 2011	amount	Positive	Negative

Fair value hedges	$124,566	$2,178	$842
Cash flow hedges	3,272	46	22
NIFO hedges	1,022	44	—

	$128,860	$2,268	$864

In addition, foreign currency denominated deposit liabilities of $54 million and $2.3 billion have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31, 2011	Within 1 year	1 to 3 years	3 to 8 years	Over 8 years

Cash inflows	$—	$—	$—	$—
Cash outflows	141	79	134	14

Net cash flow	$(141)	$(79)	$(134)	$(14)

(vii) Share-based payments

The following table provides the compensation expense, before the impact of hedging, and related liabilities in respect of the significant share-based payment plans provided by CIBC:

$ millions, as at or for the year ended October 31, 2011	Compensation expense	Compensation liability

Restricted share awards	$252	$515
Performance share units	49	72
Book value units	11	16
Deferred share units—employees	—	1
Deferred share units—Directors	2	9
Employee stock option plans	6	n/a
Employee share purchase plans	31	n/a

	$351	$613

n/a	Not applicable.

Hedging

The impact due to changes in our share price in respect of cash-settled share-based compensation under the RSA, PSU, and DSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in OCI and are reclassified into compensation expense over the period that the hedged rewards impact the consolidated statement of income. During 2011, we recorded gains of $18 million in the consolidated statement of income and an additional gain of $1 million in AOCI in respect of cash flow accounting hedge relationships of cash-settled awards.

CIBC First Quarter 2012	99

(viii) Post-employment benefits

The following tables present the financial positions of the employee defined benefit pension and other post-employment benefit plans for Canada, the U.S., the U.K., and the Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

$ millions, as at or for the year ended October 31, 2011	Pension plans	Other post- employment plans

Defined benefit obligation
Balance at beginning of year	$4,615	$536
Current service cost	150	9
Employee contributions	6	—
Interest cost on defined benefit obligation	260	29
Benefits paid	(222)	(27)
Foreign exchange rate changes	(9)	—
Actuarial losses on defined benefit obligation	163	23
Plan amendments	10	—

Balance at end of year	$4,973	$570

Plan assets
Fair value at beginning of year	$4,608	$—
Expected return on plan assets	292	—
Actuarial losses on plan assets	(60)	—
Employer contributions	281	27
Employee contributions	6	—
Benefits paid	(222)	(27)
Foreign exchange rate changes	(9)	—
Net transfer out	(1)	—

Fair value at end of year	$4,895	$—

Funded status deficit	$(78)	$(570)
Unamortized net actuarial losses	257	23
Unamortized past service costs (gains)	1	(52)

Defined benefit asset (liability)	$180	$(599)
Valuation allowance	(18)	—

Defined benefit asset (liability), net of valuation allowance	$162	$(599)

The defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

$ millions, as at October 31, 2011	Pension plans	Other post- employment plans

Defined benefit asset (liability), net of valuation allowance, included in:
Other assets	$221	$—
Other liabilities	(59)	(599)

	$162	$(599)

Included in the defined benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with defined benefit obligations in excess of fair value of assets:

$ millions, as at October 31, 2011	Pension plans	Other post- employment plans

Defined benefit obligation
Unfunded plans	$47	$570
Funded plans	4,490	—

	4,537	570
Fair value of plan assets	4,346	—

Funded status deficit	$(191)	$(570)

100	CIBC First Quarter 2012

The net defined benefit plan expense is as follows:

$ millions, for the year ended October 31, 2011	Pension plans	Other post- employment plans

Current service cost	$150	$9
Interest cost on defined benefit obligation	260	29
Expected return on plan assets	(292)	—
Recognition of past service costs (gains)	10	(10)
Amortization of net actuarial losses	1	1

	129	29

Change in valuation allowance	1	—

Defined benefit plan expense recognized	$130	$29

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental and life insurance benefits are as follows:

For the year ended October 31, 2011

Health-care cost trend rates assumed for next year	6.7%
Rate to which the cost trend rate is assumed to decline	4.5%
Year that the rate reaches the ultimate trend rate	2029

A 100 basis points change in assumed health-care cost trend rates would have the following effects:

$ millions, for the year ended October 31, 2011	Aggregate of service and interest costs	Defined benefit obligation

100 basis points increase in rates	$3	$61
100 basis points decrease in rates	(3)	(50)

The following table outlines the potential impact of a change of 100 basis points in certain key assumptions used in measuring the defined benefit obligations and related expenses for our Canadian plans as at October 31, 2011:

$ millions, for the year ended October 31, 2011

Estimated increase (decrease) in defined benefit plan expense for the year based on assumptions at the beginning of the year	Pension plans	Other post- employment plans

Discount rate
Decrease in assumption	$17	$2
Increase in assumption	(26)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	40	n/a
Increase in assumption	(40)	n/a
Rate of compensation increase
Decrease in assumption	(18)	—
Increase in assumption	20	—

n/a Not applicable.

$ millions, as at October 31, 2011

Estimated increase (decrease) in defined benefit obligation as at October 31, 2011	Pension plans	Other post- employment plans

Discount rate
Decrease in assumption	$682	$79
Increase in assumption	(654)	(64)
Rate of compensation increase
Decrease in assumption	(120)	(1)
Increase in assumption	130	1

CIBC First Quarter 2012	101

The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

$ millions, for the year ended October 31, 2011	Pension plans	Other post- employment plans	Total

Defined benefit plans	$352	$61	$413
Defined contribution and other plans	89	—	89

	$441	$61	$502

The history of experience adjustments is as follows:

$ millions, for the year ended October 31, 2011	Pension plans	Other post- employment plans

Defined benefit obligation	$4,973	$570
Fair value of plan assets	4,895	—

Funded status deficit	$(78)	$(570)

Experience losses on plan liabilities	$163	$23
Experience losses on plan assets	60	—

(ix) Income taxes

$ millions, for the year ended	2011 Oct. 31

Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(22)
Current income tax expense	431

409

Provision for deferred income taxes
Adjustments for prior years	25
Effect of changes in tax rates and laws	28
Origination and reversal of temporary differences	465

518

927
Other comprehensive income	(37)

Total comprehensive income	$890

Components of income tax

$ millions, for the year ended	2011 Oct. 31

Current income taxes
Federal	$216
Provincial	141
Foreign	15

372

Deferred income taxes
Federal	273
Provincial	164
Foreign	81

518

$890

102	CIBC First Quarter 2012

Deferred income tax balances are included in Other assets and Other liabilities, and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rate of 28.2% as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended		2011 Oct. 31

Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,073	28.2%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(11)	(0.3)
Tax-exempt income	(136)	(3.5)
Tax-exempt gains	(3)	(0.1)
Change in income tax rate on deferred tax balances	28	0.7
Impact of equity-accounted income	(24)	(0.6)

Income taxes in the consolidated statement of income	$927	24.4%

Temporary differences

The temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax assets have not been recognized, were $717 million as at October 31, 2011. These temporary differences largely do not relate to capital losses and are scheduled to expire within 10 years.

Sources of and movement in deferred tax assets and liabilities

The following tables show the sources and changes in deffered tax assets and liabilities, net of valuation allowance.

$ millions, for the year ended October 31, 2011	Allowance for credit losses	Buildings and equipment	Other	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards	Unearned income	Total assets

Deferred tax assets
Balance at beginning of year	$356	$76	$223	$418	$36	$77	$599	$88	$1,873
Recognized in net income	(17)	(3)	(201)	(137)	16	(44)	(533)	19	(900)
Recognized in OCI	—	—	(8)	1	—	—	—	—	(7)
Other (1)	(1)	(4)	(2)	1	(2)	(2)	(2)	(3)	(15)

Balance at end of year	$338	$69	$12	$283	$50	$31	$64	$104	$951

Deferred tax liabilities

$ millions, for the year ended October 31, 2011	Buildings and equipment	Foreign currency	Goodwill	Lease receivables	Other	Pension and employee benefits	Securities revaluation	Total liabilities

Balance at beginning of year	$(79)	$(62)	$(70)	$(104)	$(53)	$(152)	$(231)	$(751)
Recognized in net income	15	53	(2)	20	14	135	147	382
Recognized in OCI	—	(25)	—	—	—	—	30	5
Other (1)	—	—	—	6	—	—	—	6

Balance at end of year	$(64)	$(34)	$(72)	$(78)	$(39)	$(17)	$(54)	$(358)

Net deferred tax assets (2)
As of November 1, 2010	$1,122
As of October 31, 2011	$593

(1)	Includes foreign currency translation adjustments.
(2)	As at October 31, 2011, $644 million (November 1, 2010: $1.122 million) of the net deferred tax assets were included in Other assets and $51 million (November 1, 2010: nil) were included in Other liabilities on our interim consolidated balance sheet.

CIBC First Quarter 2012	103

(x)	Earnings per share

$ millions, except per share amounts, for the year ended	2011 Oct. 31

Basic EPS
Net income attributable to equity shareholders	$2,867
Less: preferred share dividends and premiums	177

Net income attributable to common shareholders	$2,690

Weighted-average common shares outstanding (thousands)	396,233

Basic EPS	$6.79

Diluted EPS
Net income attributable to common shareholders	$2,690
Add: Dividends on Convertible Preferred Shares	38

Net income attributable to diluted common shares	$2,728

Weighted-average common shares outstanding (thousands)	396,233
Add: Convertible Preferred Shares(1) (thousands)	9,609
Stock options potentially exercisable(2) (thousands)	854

Weighted-average diluted common shares outstanding (thousands)	406,696

Diluted EPS	$6.71

(1)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by OSFI. By renouncing our conversion right, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion right was renounced by CIBC.
(2)	Excludes average options outstanding of 1,263,670 with a weighted-average exercise price of $83.79 for the year ended October 31, 2011, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(xi) Finance lease commitments

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at	2011 Oct. 31

2012	$48
2013	49
2014	47
2015	46
2016	44
2017 and thereafter	482

716
Less: Future interest charges	297

Present value of finance lease commitments	$419

(xii) Compensation for key management personnel

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board of Directors (1); and Senior Executive Team (SET) and certain named officers per the Bank Act (collectively referred to as Senior officers).

$ millions, for the year ended October 31, 2011	Board of Directors	Senior officers

Short-term benefits (2)	$1	$24
Post-employment benefits	—	3
Share-based payments (3)	2	25
Termination benefits	—	10

Total compensation	$3	$62

(1)	Board members who are also SET members are included as Senior officers.
(2)	Annual incentive plan payments are included in short-term benefits on a cash basis.
(3)	Amounts included in share-based payments are the grant-date fair values of awards granted in the year.

104	CIBC First Quarter 2012

(xiii) Segmented information

Results by reporting segments and geographic areas

$ millions, as at or for the year ended October 31, 2011	Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)

Net interest income	$5,923	$179	$742	$218	$7,062	$6,348	$200	$438	$76
Non-interest income	1,839	1,740	1,127	667	5,373	4,147	458	574	194
Intersegment revenue (2)	283	(283)	—	—	—	n/a	n/a	n/a	n/a

Total revenue	8,045	1,636	1,869	885	12,435	10,495	658	1,012	270
Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144	1,013	19	93	19
Amortization (3)	83	7	3	463	556	281	22	245	8
Other non-interest expenses	3,951	1,234	1,215	530	6,930	6,161	274	347	148

Income before income taxes	2,915	391	604	(105)	3,805	3,040	343	327	95
Income taxes	731	112	61	23	927	720	138	44	25

Net income (loss)	$2,184	$279	$543	$(128)	$2,878	$2,320	$205	$283	$70

Net income (loss) attributable to:
Non-controlling interests	$—	$—	$1	$10	$11	$—	$1	$10	$—
Equity shareholders	2,184	279	542	(138)	2,867	2,320	204	273	70

Average assets (4)	$256,362	$3,352	$110,612	$24,201	$394,527	$339,245	$22,756	$19,332	$13,194

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(3)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets and impairment loss on goodwill.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended	2011 Oct. 31

Retail and Business Banking
Personal banking	$6,500
Business banking	1,411
Other	134

$8,045

Wealth Management
Retail brokerage	$1,082
Asset management	456
Private wealth management	98

$1,636

Wholesale Banking
Capital markets	$912
Corporate and investment banking	946
Other	11

$1,869

Corporate and Other
International banking	$566
Other	319

$885

CIBC First Quarter 2012	105

(xiv) Interest income and expense

The table below provides our consolidated interest income and expense in both product and accounting categories. The consolidated amounts shown are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31, 2011

	Trading	AFS	FVO	Amortized cost	Total

Interest income
Loans	$2	$—	$—	$10,182	$10,184
Securities	981	421	19	—	1,421
Securities borrowed or purchased under resale agreements	—	—	—	365	365
Deposits with banks	—	—	—	63	63

	$983	$421	$19	$10,610	$12,033

Interest expense
Deposits	$—	$—	$3	$2,567	$2,570
Secured borrowings	—	—	12	1,261	1,273
Securities sold short	346	—	33	9	388
Securities lent or sold under repurchase agreements	—	—	—	264	264
Subordinated indebtedness	—	—	—	215	215
Capital Trust securities	—	—	—	142	142
Other	—	—	—	119	119

	$346	$—	$48	$4,577	$4,971

(xv) Management of risk

Credit risk

Credit quality of the risk-rated business and government portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA related to financial guarantors, and collateral on repurchase agreement activities.

$ millions, as at October 31, 2011

	Exposure at default (EAD)
Grade	Corporate	Sovereign	Banks	Total

Investment grade	$39,831	$27,986	$65,760	$133,577
Non-investment grade	26,482	510	2,244	29,236
Watchlist	546	—	3	549
Default	848	—	—	848

	$67,707	$28,496	$68,007	$164,210

Strong				$7,222
Good				239
Satisfactory				41
Weak				65
Default				4

Total slotted exposure				$7,571

Total business and government portfolios				$171,781

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Retail portfolios include $2.8 billion of small business scored exposures as at October 31, 2011.

$ millions, as at October 31, 2011

	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total

Exceptionally low	$168,805	$33,562	$1,423	$203,790
Very low	12,906	6,796	743	20,445
Low	9,760	13,646	4,252	27,658
Medium	922	6,397	2,296	9,615
High	181	1,746	465	2,392
Default	128	173	118	419

	$192,702	$62,320	$9,297	$264,319

106	CIBC First Quarter 2012

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean, certain exposures to individuals for non-business purposes, and credit card receivables related to the MasterCard portfolio have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weighted category is provided below.

$ millions, as at October 31, 2011

	Risk-weighted category
	0%	20%	50%	75%	100%	Total

Corporate	$—	$—	$14	$—	$3,975	$3,989
Sovereign	1,646	114	229	—	539	2,528
Bank	—	684	156	—	12	852
Real estate secured personal lending	—	—	—	2,218	—	2,218
Other retail	—	—	—	2,404	173	2,577

	$1,646	$798	$399	$4,622	$4,699	$12,164

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the advanced internal ratings-based (AIRB) approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $50.1 billion of collateral held for our repurchase agreement activities as at October 31, 2011.

$ millions, as at October 31, 2011	Canada	U.S.	Europe	Other	Total

Drawn	$51,796	$12,650	$5,068	$3,508	$73,022
Undrawn commitments	25,421	3,397	381	508	29,707
Repo-style transactions	3,126	1,547	429	82	5,184
Other off-balance sheet	39,001	5,204	5,050	184	49,439
OTC derivatives	6,365	2,774	4,664	626	14,429

	$125,709	$25,572	$15,592	$4,908	$171,781

Business and government exposures by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $50.1 billion of collateral held for our repurchase agreement activities as at October 31, 2011.

$ millions, as at October 31, 2011	Drawn	Undrawn commitment	Repo-style transactions	Other off- balance sheet	OTC derivatives		Total

Commercial mortgages	$7,420	$151	$—	$—	$—		$7,571
Financial institutions	17,826	2,888	5,035	45,669	10,563	(1)	81,981
Retail and wholesale	2,424	2,228	—	281	39		4,972
Business services	3,723	1,525	—	166	38		5,452
Manufacturing—capital goods	1,532	1,082	—	95	47		2,756
Manufacturing—consumer goods	1,612	940	—	24	19		2,595
Real estate and construction	8,573	3,130	—	753	117		12,573
Agriculture	3,228	1,105	—	33	27		4,393
Oil and gas	3,357	5,480	—	504	530		9,871
Mining	468	1,893	—	311	19		2,691
Forest products	473	474	—	117	51		1,115
Hardware and software	381	381	—	47	5		814
Telecommunications and cable	365	827	—	199	69		1,460
Broadcasting, publishing and printing	444	314	—	157	11		926
Transportation	1,185	1,008	—	270	30		2,493
Utilities	963	2,225	—	614	424		4,226
Education, health, and social services	1,254	937	10	55	92		2,348
Governments	17,794	3,119	139	144	2,348		23,544

	$73,022	$29,707	$5,184	$49,439	$14,429		$171,781

(1)	Includes $487 million of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of CVA was $477 million.

CIBC First Quarter 2012	107

Liquidity risk

Assets and liabilities

The following table provides the contractual maturity profile of our assets and liabilities. Certain contractual maturity amounts are adjusted for a defined set of management assumptions to determine related expected maturity amounts, which have been incorporated under structural assumptions.

$ millions, as at October 31, 2011	Less than 1 year	1 - 5 years	Over 5 years	No specified maturity	Total

Assets
Cash and non-interest-bearing deposits with banks	$1,481	$—	$—	$—	$1,481
Interest-bearing deposits with banks	3,661	—	—	—	3,661
Securities
AFS	10,029	12,737	3,537	815	27,118
Trading	2,733	4,141	4,009	21,830	32,713
FVO	20		444	—	464
Cash collateral on securities borrowed	1,838	—	—	—	1,838
Securities purchased under resale agreements	25,641	—	—	—	25,641
Loans
Residential mortgages	19,019	122,845	8,645	—	150,509
Personal	13,219	20,977	646	—	34,842
Credit card	4,071	11,673	—	—	15,744
Business and government	17,087	13,872	8,704	—	39,663
Allowance for credit losses	—	—	—	(1,803)	(1,803)
Derivative instruments	4,144	11,586	12,540	—	28,270
Customers' liability under acceptances	9,454	—	—	—	9,454
Other assets	—	—	—	14,163	14,163
Structural assumptions	47,513	(16,878)	(7,990)	(22,645)	—

	$159,910	$180,953	$30,535	$12,360	$383,758

Liabilities
Deposits (1)(2)	$65,731	$45,563	$8,563	$118,055	$237,912
Obligations related to securities sold short	10,316	—	—	—	10,316
Cash collateral on securities lent	2,850	—	—	—	2,850
Secured borrowings	7,206	38,141	5,961	—	51,308
Capital Trust securities	—	—	1,594	—	1,594
Obligations related to securities sold under repurchase agreements	8,564	—	—	—	8,564
Derivative instruments	4,654	12,079	12,059	—	28,792
Acceptances	9,489	—	—	—	9,489
Other liabilities	—	—	—	11,704	11,704
Subordinated indebtedness	—	250	4,888	—	5,138
Structural assumptions	32,270	—	—	(32,270)	—

	$141,080	$96,033	$33,065	$97,489	$367,667

(1)	Deposits less than one year comprise: $23.7 billion with contractual maturities less than three months; $12.3 billion with contractual maturities within three to six months; and $29.7 billion with contractual maturities within six to twelve months.
(2)	Comprises $116.6 billion of personal deposits of which $112.0 billion are in Canada and $4.6 billion in other countries; $117.1 billion of business and government deposits of which $87.8 billion are in Canada and $29.3 billion in other countries; and $4.2 billion of bank deposits of which $1.7 billion are in Canada and $2.5 billion in other countries.

Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period
	Less than	1 - 3	3 - 5	Over
$ millions, as at October 31, 2011	1 year	years	years	5 years	Total

Unutilized credit commitments	$118,177	$9,986	$10,982	$1,193	$140,338
Backstop liquidity facilities	2,273	—	—	—	2,273
Standby and performance letters of credit	5,180	656	463	24	6,323
Documentary and commercial letters of credit	312	—	—	—	312

	$125,942	$10,642	$11,445	$1,217	$149,246

108	CIBC First Quarter 2012

14. Accounting developments

We are currently evaluating the impact of adopting the standards listed below:

IFRS 9 “Financial Instruments” – In 2009, the IASB issued IFRS 9 and in 2010, the IASB published amendments to IFRS 9. The standard is expected to replace the guidance in IAS 39 “Financial Instruments: Recognition and Measurement”, on the classification and measurement of financial assets. In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015. IFRS 9 currently provides guidance on the recognition, classification, reclassification and measurement of financial assets and liabilities along with the derecognition of financial assets and liabilities. However, we understand that some aspects of the recognition and measurement guidance in IFRS 9 may be further amended before the standard becomes effective. In addition, the impairment and hedge accounting phases of the IASB’s financial instruments project are currently under development. We continue to monitor all of these developments in this project and continue to assess the impact.

Amendments to IFRS 7 “Disclosures – Transfers of Financial Assets” was issued in 2010 and is effective for us on November 1, 2012. When applied, the amendments will increase the level of disclosure in respect of transferred financial assets, specifically, the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities, and the nature of and risks associated with the entity’s continuing involvement in derecognized financial assets.

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendment is required for us on November 1, 2013. The amendments require the following: (i) recognition of actuarial gains and losses immediately in OCI, (ii) full recognition of past service costs (gains) immediately in net income, and (iii) recognition of expected return on plan assets in net income to be calculated based on the rate used to discount the defined benefit obligation. The amendments include additional disclosures that explain the characteristics of the entity’s defined benefit plans and risks associated with the plans, as well as disclosures that describe how defined benefit plans may affect the amount, timing and uncertainty of future cash flows, and details of any asset-liability match strategies used to manage risks. It is expected that the amendments will have an impact on our defined benefit plans, including the recognition of the full funded status of our plans through OCI. We continue to assess the impact of this standard.

IFRS 10 “Consolidated Financial Statements” – Issued in May 2011, IFRS 10 is effective for us on November 1, 2013. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. We are currently assessing the impact of IFRS 10 on our consolidated financial statements.

IFRS 11 “Joint Arrangements” – Issued in May 2011, IFRS 11 is effective for us on November 1, 2013. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, we do not expect IFRS 11 to have a significant impact on our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” – Issued in May 2011, IFRS 12 is effective for us on November 1, 2013. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. We are currently assessing the impact of IFRS 12 on our consolidated financial statements.

IFRS 13 “Fair Value Measurement” – Issued in May 2011, IFRS 13 is effective prospectively for us on November 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. Upon adoption, we do not expect IFRS 13 to have a significant impact on our consolidated financial statements.

Amendments to IAS 28 “Investments in Associates and Joint Ventures” was issued in May 2011 and is effective for us on November 1, 2013. The amendments apply to associates and joint ventures held for sale and to changes in interests held in associates and joint ventures. We are currently assessing the impact of the amended standard on our consolidated financial statements.

Amendments to IAS 1 “Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income” was issued in June 2011 and is effective for us on November 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to net income in the future from those that would never be reclassified to net income. As the amendments to IAS 1 only require changes in the presentation of items in OCI, we do not expect the amendments to have a material impact on our consolidated financial statements.

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” and IFRS 7 “Disclosures – Offsetting

CIBC First Quarter 2012	109

Financial Assets and Financial Liabilities” were issued in December 2011. The effective date for the amendments to IAS 32 for us is November 1, 2014. The effective date for the amendments to IFRS 7 for us is November 1, 2013. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or subject to master netting arrangements or similar arrangements. We do not expect the amendments to have a material impact on our consolidated financial statements.

110	CIBC First Quarter 2012

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, March 8, 2012 at 8:00 a.m. (ET). The call will be available in English (416-340-2217 in Toronto, or toll-free 1-866-696-5910 throughout the rest of North America) and French (514-861-2255 in Montreal, or toll-free 1-877-405-9213). A telephone replay of the conference call will be available in English and French until midnight (ET) March 22, 2012. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 2455858#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3108275#.

Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, March 8, 2012 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll-free at 1-800-387-0825, or fax 416-643-5501.

PRICE OF COMMON SHARES

ISSUED UNDER THE

SHAREHOLDER INVESTMENT PLAN

Dates issued	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 1/11	$74.93
Dec. 1/11	$70.07
Jan. 3/12	$73.18
Jan. 27/12		$75.29

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211

www.cibc.com